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  PROSPECTUS SUPPLEMENT DATED JULY 16, 2002 TO PROSPECTUS DATED APRIL 24, 2002
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                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-83924

                                     [LOGO]

                                 279,793 SHARES

                            KEY ENERGY SERVICES, INC.

                                  COMMON STOCK

                               ------------------

         This prospectus relates to 279,793 shares of our common stock issued in connection with the acquisition of substantially all of the assets of Unitrak, LLC. The terms of this acquisition were determined by direct negotiations with the owners of the business, and the shares of common stock issued are valued at prices reasonably related to current market prices. Our common stock is listed on the New York Stock Exchange under the symbol "KEG." The last reported sale price of our common stock on July 15, 2002 was $8.75 per share.

         We will pay all expenses of this offering. No underwriting discounts or commissions will be paid in connection with the issuance of common stock in business combination transactions or acquisitions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6 OF THE PROSPECTUS DATED APRIL 24, 2002.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

             The date of this prospectus supplement is July 16, 2002

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
                              PROSPECTUS SUPPLEMENT

The Offering..................................................................................................    S-1
Use Of Proceeds...............................................................................................    S-2
Price Range Of Common Stock And Dividend Policy...............................................................    S-2
Selected Financial Data.......................................................................................    S-3
Cautionary Note Regarding Forward-Looking Statements..........................................................    S-4
Management's Discussion And Analysis Of Financial Condition And Results Of Operations.........................    S-4
Liquidity and Capital Resources...............................................................................   S-11
Recently Issued Financial Accounting Standards................................................................   S-13
Interest Rate Risk............................................................................................   S-14
Foreign Currency Risk.........................................................................................   S-14
Commodity Price Risk..........................................................................................   S-15
Business......................................................................................................   S-15
Management....................................................................................................   S-22
Certain Relationships And Related Transactions................................................................   S-28
Ownership Of Capital Stock....................................................................................   S-29
Plan Of Distribution..........................................................................................   S-31
Legal Matters.................................................................................................   S-31
Experts.......................................................................................................   S-32
Index to Consolidated Financial Statements....................................................................    F-1

                                   PROSPECTUS

About The Prospectus..........................................................................................      1
Key Energy Services, Inc......................................................................................      1
Ratio of Earnings to Fixed Charges............................................................................      2
Risk Factors..................................................................................................      3
Forward-Looking Statements....................................................................................      8
Where You Can Find More Information...........................................................................      9
Selling Security Holders And Plan Of Distribution.............................................................     10
Description of Debt Securities................................................................................     10
Description of Capital Stock..................................................................................     17
Description of Warrants.......................................................................................     18
Legal Matters.................................................................................................     19
Experts.......................................................................................................     19

                          -----------------------------

         You should rely only on the information contained in this prospectus and prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the prospectus may only be used where it is legal to sell these securities. The information in this prospectus and prospectus supplement is only accurate as of the date of this document.

                                  THE OFFERING

Common stock offered........................      279,793 shares

Common stock to be outstanding
after the Offering (1)......................      110,183,256

Use of proceeds.............................      The shares of common  stock  offered by this  prospectus  are being issued in  exchange  for  substantially  all the assets of Unitrak,
                                                  LLC.  The  Company  intends to use the assets in the  operation  of its  business.  The Company  will not receive any cash  proceeds in exchange for issuance of the shares.

New York Stock Exchange  symbol.............      KEG

------------------

(1) Based on 109,903,463 shares of common stock outstanding as of July 12, 2002. Excludes shares of common stock reserved for future issuance.

                                 USE OF PROCEEDS

         We will not receive any proceeds of this offering other than the value of the businesses or properties we acquire in the proposed acquisition.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is currently traded on the New York Stock Exchange, under the symbol "KEG." The following tables sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange for fiscal 2002, fiscal 2001, and the first quarter of fiscal 2003 as derived from published sources.

                                                                             HIGH                LOW
                                                                        ---------------    -----------------
           Fiscal Year Ending 2003:
                    First Quarter (as of 7/15/02)                            10.45               8.65
           Fiscal Year Ending 2002:
                    Fourth Quarter....................................       12.59               9.60
                    Third Quarter.....................................       11.45               7.20
                    Second Quarter....................................        9.70               5.99
                    First Quarter.....................................       11.01               5.58
           Fiscal Year Ending 2001:
                    Fourth Quarter....................................       15.33               9.55
                    Third Quarter.....................................       13.52               8.8125
                    Second Quarter....................................       10.50               6.8125
                    First Quarter.....................................       11 7/16             7  1/16

         We did not pay dividends on our common stock during the fiscal years ended June 30, 2002 or 2001. We do not intend, for the foreseeable future, to pay dividends on our common stock. In addition, we are contractually restricted from paying dividends under the terms of our existing credit facilities.

         On July 15, 2002 the last reported sale price for our Common Stock was $8.75 per share.

                             SELECTED FINANCIAL DATA

                                                                     FISCAL YEAR ENDED JUNE 30,
                                                ----------------------------------------------------------------------
                                                   2001          2000         1999(1)           1998          1997
                                                -----------    ----------    -----------     -----------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
    Revenues................................    $ 837,262    $  637,732     $  491,817      $  424,543     $ 165,773
    Operating costs:
      Direct costs..........................      574,938       462,386        371,428         293,448       114,598
      Depreciation, depletion and
        amortization........................       75,147        70,972         62,074          31,001        11,076
      General and administrative............       66,071        58,772         53,108          38,987        17,447
      Bad debt expense......................        1,263         1,648          5,928             826            98
      Debt issuance costs...................          ---            --          6,307              --            --
      Restructuring charge..................          ---            --          4,504              --            --
      Interest..............................       56,560        71,930         67,401          21,476         7,879
    Income before income taxes and minority
      interest..............................       99,283       (27,976)       (78,933)         38,805        14,675
    Net income..............................       62,710       (18,959)       (53,258)         24,175         9,098
    INCOME PER COMMON SHARE:
      Basic.................................         0.63    $    (0.23)    $    (1.94)      $    1.41      $   0.81
      Diluted...............................         0.61    $    (0.23)    $    (1.94)      $    1.23      $   0.66
    Average common shares outstanding:
      Basic.................................       98,195        83,815         27,501          17,153        11,216
      Assuming full dilution................      102,271        83,815         27,501          24,024        17,632
    Common shares outstanding at period end.      101,440        97,210         82,738          18,267        12,298
    Market price per common share at period
      end...................................        10.84    $     9.64     $     3.56           13.12         17.81
    Cash dividends paid on common shares....          ---    $       --     $       --      $       --     $      --
BALANCE SHEET DATA:
      Cash..................................        2,098    $  109,873     $   23,478      $   25,265     $  41,704
      Current assets........................      206,150       253,589        132,543         127,557        93,333
      Property and equipment................    1,014,675       920,437        871,940         547,537       227,255
      Property and equipment, net...........      793,716       760,561        769,562         499,152       208,186
      Total assets..........................    1,228,284     1,246,265      1,148,138         698,640       320,095
      Current liabilities...................      115,553        92,848         73,151          48,029        33,142
      Long-term debt, including current
        portion.............................      493,907       666,600        699,978         399,779       174,167
      Stockholders' equity..................      476,878       382,887        288,094         154,928        73,179
OTHER DATA:
      Adjusted EBITDA(2)....................      232,253    $  116,574     $   67,281      $   92,108     $  33,728
      Net cash (used in) provided by:
        Operating activities................      142,717        37,051        (13,427)         40,925           843
        Investing activities................      (83,350)      (37,766)      (294,654)       (306,339)      (80,749)
        Financing Activities................     (167,142)       87,110        306,294         248,975       117,399
        Working capital.....................       90,597       155,965         59,392          79,528        60,191
        Book value per common share(3)......   $     4.70    $     3.94     $     3.47      $     8.48     $    5.95

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(1)      THE FINANCIAL DATA FOR THE YEAR ENDED JUNE 30, 1999 INCLUDES THE
         ALLOCATED PURCHASE PRICE OF DAWSON PRODUCTION SERVICES, INC. AND THE RESULTS OF THEIR OPERATIONS BEGINNING SEPTEMBER 15, 1998.

(2) ADJUSTED EBITDA IS NET INCOME BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, BAD DEBT EXPENSE, DEBT ISSUANCE COSTS CHARGED TO EARNINGS, RESTRUCTURING CHARGE AND EXTRAORDINARY ITEMS. ADJUSTED EBITDA IS PRESENTED BECAUSE OF ITS ACCEPTANCE AS A COMPONENT OF A COMPANY'S POTENTIAL VALUATION IN COMPARISON TO COMPANIES IN THE SAME INDUSTRY AND OF A COMPANY'S ABILITY TO SERVICE OR INCUR DEBT. MANAGEMENT INTERPRETS TRENDS INDICATED BY CHANGES IN ADJUSTED EBITDA AS AN INDICATOR OF THE EFFECTIVENESS OF ITS STRATEGIES IN ACHIEVING REVENUE GROWTH AND CONTROLLING DIRECT AND INDIRECT COSTS OF SERVICES PROVIDED. INVESTORS SHOULD CONSIDER THAT THIS MEASURE DOES NOT TAKE INTO CONSIDERATION DEBT SERVICE, INTEREST EXPENSES, COSTS OF CAPITAL, IMPAIRMENTS OF LONG LIVED ASSETS, DEPRECIATION OF PROPERTY, THE COST OF REPLACING EQUIPMENT OR INCOME TAXES. ADJUSTED EBITDA SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO NET INCOME, INCOME BEFORE INCOME TAXES, CASH FLOWS FROM OPERATING ACTIVITIES OR ANY OTHER MEASURE OF FINANCIAL PERFORMANCE PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT INTENDED TO REPRESENT CASH FLOW. ADJUSTED EBITDA MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES OF OTHER COMPANIES.

(3) BOOK VALUE PER COMMON SHARE IS STOCKHOLDERS' EQUITY AT PERIOD END DIVIDED BY THE NUMBER OF OUTSTANDING COMMON SHARES AT PERIOD END.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

          o fluctuations in world-wide prices and demand for oil and natural gas;

          o fluctuations in the level of oil and natural gas exploration and development activities;

          o fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services;

          o the existence of competitors, technological changes and developments in the industry;

          o the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; and

          o general economic conditions, the existence of regulatory uncertainties, the possibility of political instability in any of the countries in which we conduct business, in addition to the other matters discussed herein.

         The following discussion provides information to assist in the understanding of our financial condition and results of operations. It should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus supplement. Please note that certain reclassifications have been made to the fiscal 1999 and 1998 financial data presented below to conform to the fiscal 2000 presentation. The reclassifications consist primarily of reclassifying as drilling revenues and expenses, revenues and expenses from the limited drilling operations conducted by certain of our well servicing divisions that were previously included in well servicing revenues and expenses in order to report the results of all drilling operations separately.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         As the more detailed discussions below illustrate, our revenues, net income and cash flow for the nine months ended March 31, 2002 were at levels slightly higher than for the same period in fiscal 2001. As oil and natural gas prices have weakened, activity levels in both the well servicing and drilling segments have declined as reflected in our third quarter results. Results for the remainder of fiscal 2002 will clearly be influenced by the demand for and pricing of natural gas and oil.

THREE MONTHS ENDED MARCH 31, 2002 VERSUS THREE MONTHS ENDED MARCH 31, 2001

         Our revenue for the three months ended March 31, 2002 decreased $57,129,000, or 25.1%, to $170,241,000 from $227,370,000 for the three months ended March 31, 2001. The decrease in the current period reflects lower activity levels despite improved rates. Our net loss for the third quarter of fiscal 2002 totaled $4,626,000, or $0.04 per dilutive share, versus a net income of $17,420,000, or $0.17 per dilutive share, for the prior year period.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the three months ended March 31, 2002 decreased $43,997,000, or 22.2%, to $154,062,000 from
$198,059,000 for the three months ended March 31, 2001. The decrease in revenues was primarily due to lower activity levels despite higher rig and fluid hauling rates.

         CONTRACT DRILLING. Contract drilling revenues for the three months ended March 31, 2002 decreased $13,925,000, or 49.3%, to $14,334,000 from
$28,259,000 for the three months ended March 31, 2001. The decrease in revenues was primarily due to lower activity levels and slightly lower rig rates.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the three months ended March 31, 2002 decreased $15,771,000, or 12.2%, to $113,032,000 from
$128,803,000 for the three months ended March 31, 2001. The decrease was primarily due to lower levels of activity partially offset by higher insurance costs. Well servicing expenses, as a percentage of well servicing revenue, increased to 73.4% for the three months ended March 31, 2002 from 65.0% for the three months ended March 31, 2001.

         CONTRACT DRILLING. Contract drilling expenses for the three months ended March 31, 2002 decreased $8,338,000, or 42.3%, to $11,392,000 from
$19,730,000 for the three months ended March 31, 2001. The decrease was primarily due to lower levels of activity. Contract drilling expenses, as a percentage of contract drilling revenues, increased to 79.5% for the three months ended March 31, 2002 from 69.8% for the three months ended March 31, 2001.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the three months ended March 31, 2002 increased $186,000, or 0.94%, to $19,889,000 from $19,703,000 for the three months ended March 31, 2001. The increase is due to recent acquisitions and increased capital expenditures during the past twelve months as we continued major refurbishments of well servicing and contract drilling equipment partially offset by discontinued amortization of goodwill because of our adoption of SFAS 142.

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the three months ended March 31, 2002 decreased $2,900,000, or 17.5%, to $13,694,000 from
$16,594,000 for the three months ended March 31, 2001. The decrease was primarily due to reductions in payroll expense. General and administrative expenses, as a percentage of revenues, increased to 8.0% for the three months ended March 31, 2002 from 7.3% for the three months ended March 31, 2001.

INTEREST EXPENSE

         Our interest expense for the three months ended March 31, 2002 decreased $3,578,000, or 26.6%, to $9,875,000, from $13,453,000 for the three months ended March 31, 2001. The decrease was primarily due to a significant reduction in our long-term debt using operating cash flow, and to a lesser extent, lower interest rates. Included in the interest expense was the amortization of debt issuance costs of $568,000 and $743,000 for the three months ended March 31, 2002 and 2001, respectively.

EXTRAORDINARY LOSS

         During the three months ended March 31, 2002, we retired $35,518,000 of our long-term debt, at various discounts and premiums to par value and expensed the related unamortized debt issuance costs which resulted in a net after-tax extraordinary loss of $5,261,000. During the three months ended March 31, 2001, we retired

$20,000,000 of our long-term debt at a discount, and expensed the related unamortized debt issuance costs which resulted in a net after-tax extraordinary loss of $167,000.

INCOME TAXES

         Our income tax expense for the three months ended March 31, 2002 decreased $9,552,000 to an expense of $773,000 from an expense of $10,325,000 for the three months ended March 31, 2001. The decrease in income tax expense is due to the decrease in pretax income. Our effective tax rate for the three months ended March 31, 2002 and March 31, 2001 was approximately 55% and 37%, respectively. The effective tax rates vary from the statutory rate of 35% because of the disallowance of certain goodwill amortization (for the three months ended March 31, 2001), and other non-deductible expenses, the effects of state and local taxes, and revisions of the estimated annual effective tax rate.

NINE MONTHS ENDED MARCH 31, 2002 VERSUS NINE MONTHS ENDED MARCH 31, 2001

         Our revenue for the nine months ended March 31, 2002 increased $9,855,000, or 1.6%, to $632,815,000 from $622,960,000 for the nine months ended March 31, 2001. The increase in the current period reflects improved rates. Our net income for the first nine months of fiscal 2002 totaled $44,009,000, or $0.41 per dilutive share, versus a net income of $37,289,000, or $0.37 per dilutive share, for the prior year period.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the nine months ended March 31, 2002 increased $9,627,000, or 1.8%, to $552,901,000 from
$543,274,000 for the nine months ended March 31, 2001. The increase in revenues was primarily due to higher levels of activity and higher rig and fluid hauling rates.

         CONTRACT DRILLING. Contract drilling revenues for the nine months ended March 31, 2002 decreased $958,000, or 1.3%, to $73,624,000 from
$74,582,000 for the nine months ended March 31, 2001. The decrease in revenues was primarily due to lower activity levels and slightly lower rig rates.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the nine months ended March 31, 2002 increased $6,118,000, or 1.7% to $368,932,000 from
$362,814,000 for the nine months ended March 31, 2001. The increase was primarily due to a higher level of activity, increased wages and insurance costs. Well servicing expenses, as a percentage of well servicing revenue, decreased to 66.7% for the nine months ended March 31, 2002 from 66.8% for the nine months ended March 31, 2001.

         CONTRACT DRILLING. Contract drilling expenses for the nine months ended March 31, 2002 decreased $5,628,000, or 10.1%, to $49,920,000 from
$55,548,000 for the nine months ended March 31, 2001. The decrease was primarily due to lower activity levels. Contract drilling expenses, as a percentage of contract drilling revenues, decreased to 67.8% for the nine months ended March 31, 2002 from 74.5% for the nine months ended March 31, 2001.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the nine months ended March 31, 2002 increased $1,322,000, or 2.4%, to $57,482,000 from $56,160,000 for the nine months ended March 31, 2001. The increase is due to recent acquisitions and increased capital expenditures during the past twelve months as we continued major refurbishments of well servicing and contract drilling equipment partially offset by discontinued amortization of goodwill because of our adoption of SFAS 142.

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the nine months ended March 31, 2002 increased $313,000, or .73%, to $42,926,000 from $42,613,000 for the nine months ended March 31, 2001. The increase was due to higher administrative costs related to growth of our operations and reflects additional resources in technology and internal control functions partially offset by reductions in payroll expense. General and administrative expenses, as a percentage of revenues, decreased 6.7% for the nine months ended March 31, 2002 from 6.9% for the nine months ended March 31, 2001.

INTEREST EXPENSE

         Our interest expense for the nine months ended March 31, 2002 decreased $11,224,000 or 25.4%, to $32,921,000, from $44,145,000 for the nine months ended March 31, 2001. The decrease was primarily due to a significant reduction in our long-term debt using operating cash flow, and to a lesser extent, lower interest rates. Included in the interest expense was the amortization of debt issuance costs of $1,961,000 and $2,787,000 for the nine months ended March 31, 2002 and 2001, respectively.

FOREIGN CURRENCY TRANSACTION LOSS

         During the nine months ended March 31, 2002, we recorded an Argentine foreign currency transaction loss of approximately $1,844,000 related to dollar-denominated receivables resulting from the recent devaluation of Argentina's currency.

EXTRAORDINARY GAIN / LOSS

         During the nine months ended March 31, 2002, we retired $150,376,000 of our long-term debt, at various discounts and premiums to par value and expensed the related unamortized debt issuance costs which resulted in a net after-tax extraordinary loss of $2,990,000. During the nine months ended March 31, 2001, we retired $33,996,000 of our long-term debt at a discount, and expensed the related unamortized debt issuance costs which resulted in a net after-tax extraordinary gain of $1,098,000.

INCOME TAXES

         Our income tax expense for the nine months ended March 31, 2002 increased $6,805,000 to an expense of $28,818,000 from an expense of $22,013,000 for the nine months ended March 31, 2001. The increase in income tax expense is due to the increase in pretax income. Our effective tax rate for the nine months ended March 31, 2002 and March 31, 2001 was 38%. The effective tax rates vary from the statutory rate of 35% principally because of the disallowance of certain goodwill amortization (for the nine months ended March 31, 2001), and other non-deductible expenses and the effects of state and local taxes.

FISCAL YEAR ENDED JUNE 30, 2001 VERSUS FISCAL YEAR ENDED JUNE 30, 2000

         Our results of operations for the year ended June 30, 2001 reflect the impact of favorable industry conditions resulting from increased commodity prices which in turn caused increased demand for our equipment and services during fiscal 2001 (see Part I--Item--Major Developments During Fiscal 2001--Favorable Industry Conditions). The positive impact of this increased demand on our operating results was partially offset by increased operating expenses incurred as a result of the increase in our business activity.

THE COMPANY

         Revenues for the year ended June 30, 2001 increased $235,530,000, or 36.9%, to $873,262,000 from $637,732,000 in fiscal 2000, while net income for fiscal 2001 increased $81,669,000 to $62,710,000 from a net loss of $18,959,000 in fiscal 2000. The increase in revenues and net income is due to improved operating conditions, higher rig hours, and increased pricing, with lower interest expense from debt reduction also contributing to net income.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the year ended June 30, 2001 increased $198,781,000, or 35.5%, to $758,273,000 from $559,492,000 in fiscal 2000. The increase was due to increased demand for our well servicing equipment and services and higher pricing.

         CONTRACT DRILLING. Contract drilling revenues for the year ended June 30, 2001 increased $39,211,000, or 57.3%, to $107,639,000 from
$68,428,000 in fiscal 2000. The increase was due to increased demand for our contract drilling equipment and services and higher pricing.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the year ended June 30, 2001 increased $93,168,000, or 23.3%, to $493,108,000 from $339,940,000 in fiscal 2000. The increase in expenses is due to higher utilization of our well servicing equipment, higher labor costs and the overall increase in our well servicing business. Despite the increased costs, well servicing expenses as a percentage of well servicing revenues decreased from 71.5% for fiscal 2000 to 65% for fiscal 2001. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

         CONTRACT DRILLING. Contract drilling expenses for the year ended June 30, 2001, increased $19,067,000, or 32.7%, to $77,366,000 from
$58,299,000 in fiscal 2000. The increase is due to higher utilization of our contract drilling equipment, higher labor costs and the overall increase in our contract drilling business. Despite the increased costs, contract drilling expenses as a percentage of contract drilling revenues decreased from 85.2% in fiscal 2000 to 71.9% in fiscal 2001. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the year ended June 30, 2001 increased $4,175,000, or 5.9%, to $75,147,000 from
$70,972,000 in fiscal 2000. The increase is due to higher capital expenditures incurred during fiscal 2001 as our refurbished equipment and increased utilization of its contract drilling equipment (which it depreciates partially based on utilization).

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the year ended June 30, 2001 increased $7,299,000, or 12.4%, to $66,071,000 from $58,772,000 in fiscal 2000. The increase was due to higher administrative costs necessitated by the growth of our operations as a result of improved industry conditions. Despite the increased costs, general and administrative expenses as a percentage of total revenues declined from 9.2% in fiscal 2000 to 7.6% in fiscal 2001.

INTEREST EXPENSE

         Our interest expense for the year ended June 30, 2001 decreased $15,370,000, or 21.4%, to $56,560,000 from $71,930,000 in fiscal 2000. The decrease was primarily due to the impact of the long-term debt reduction during fiscal 2001 and, to a lesser extent, lower short-term interest rates and borrowing margins on floating rate debt.

BAD DEBT EXPENSE

         Our bad debt expense for the year ended June 30, 2001 decreased $385,000, or 23.4%, to $1,263,000 from $1,648,000 in fiscal 2000. The decrease was primarily due to improved industry conditions for our customers and, to a lesser extent, the centralization of our internal credit approval process.

EXTRAORDINARY GAIN

         During fiscal 2001, we repurchased $257,115,000 of our long-term debt at various discounts and premiums to par value and expensed related unamortized debt issuance costs, all of which resulted in an after-tax extraordinary gain of $429,000.

INCOME TAXES

         Our income tax benefit for the year ended June 30, 2001 increased $44,408,000 to $37,002,000 from a benefit of $7,406,000 in fiscal 2000. The increase in income tax expense is due to the increased pre-tax income. Our effective tax rate for fiscal 2001 and 2000 was 37.28% and 26.5%, respectively. The effective tax rates vary from the statutory rate of 35% principally because of certain non-deductible goodwill amortization, other non-deductible expenses and state and local taxes.

CASH FLOW

         Our net cash provided by operating activities for the year ended June 30, 2001 increased $107,857,000 to $142,717,000 from a $34,860,000 in fiscal 2000. The increase is due to higher revenues resulting from increased demand for our equipment and services and higher pricing, partially offset by higher operating and general and administrative expenses resulting from increased business activity.

         Our net cash used in investing activities for the year ended June 30, 2001 increased $45,584,000 to $83,350,000 from $37,766,000 in fiscal
2000. The increase is due primarily to higher capital expenditures.

         Our net cash used by financing activities for the year ended June 30, 2001 increased $256,443,000 to a use of $167,142,000 from cash provided of $89,301,000 in fiscal 2000. The increase is primarily the result of significant debt reduction during fiscal 2001, partially offset by proceeds from the Debt Offering and the exercise of stock options and warrants.

FISCAL YEAR ENDED JUNE 30, 2000 VERSUS FISCAL YEAR ENDED JUNE 30, 1999

         Our results of operations for the year ended June 30, 2000 reflect the impact of the industry recovery during such period resulting from increased commodity prices which in turn caused increased demand for our equipment and services during fiscal 2000. The positive impact of this increased demand on our operating results was partially offset by increased operating expenses incurred as a result of the increase in our business activity.

THE COMPANY

         Revenues for the year ended June 30, 2000 increased $145,915,000, or 29.7%, to $637,732,000 from $491,817,000 in fiscal 1999, while net income for fiscal 2000 increased $34,299,000 to a net loss of $18,959,000 from a net loss of $53,258,000 in fiscal 1999. The increase in revenues is due to improved operating conditions and higher rig hours, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing. The decrease in net loss is the result of improved operating conditions, higher pricing, and cost reduction initiatives. In addition, fiscal 1999 included non-recurring charges for debt issuance costs and restructuring initiatives as well as higher bad debt expense.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the year ended June 30, 2000 increased $125,835,000 or 29%, to $559,492,000 from $433,656,000 in fiscal 1999. The increase was due to increased demand for our well servicing equipment and services, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing.

         CONTRACT DRILLING. Contract drilling revenues for the year ended June 30, 2000 increased $17,815,000, or 35.2%, to $68,428,000 from
$50,613,000 in fiscal 1999. The increase was due to increased demand for our contract drilling equipment and services, the full year effect of the acquisition completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the year ended June 30, 2000 increased $74,975,000, or 23.1%, to $399,940,000 from $324,965,000 in fiscal 1999. The increase in expenses is due to higher utilization of our well servicing equipment, higher labor costs and the overall increase in our well servicing business. Despite the increased costs, well servicing expenses as a percent of well servicing revenues decreased from 74.9% for fiscal 1999 to 71.5% for fiscal 2000. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

         CONTRACT DRILLING. Contract drilling expenses for the year ended June 30, 2000, increased $14,743,000, or 33.8%, to $58,299,000 from
$43,556,000 in fiscal 1999. The increase is due to higher utilization of our contract drilling equipment, higher labor costs and the overall increase in our contract drilling business. Despite the increased costs, contract drilling expenses as a percentage of contract drilling revenues decreased from 86.1% in fiscal 1999 to 85.2% in fiscal 2000. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the year ended June 30, 2000 increased $8,898,000, or 14.3%, to $70,972,000 from
$62,074,000 in fiscal 1999. The increase is due to higher capital expenditures incurred during fiscal 2000 as we refurbished equipment and increased utilization of its contract drilling equipment (which it depreciates partially based on utilization).

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the year ended June 30, 2000 increased $5,664,000, or 10.7%, from $53,108,000 to $58,772,000 in fiscal 2000. The increase was due to higher administrative costs necessitated by the growth of our operations as a result of the fiscal 1999 acquisitions and improved industry conditions. Despite the increased costs, general and administrative expenses as a percentage of total revenues declined from 10.8% in fiscal 1999 to 9.2% in fiscal 2000.

INTEREST EXPENSE

         Our interest expense for the year ended June 30, 2000 increased $4,529,000, or 6.7%, to $71,930,000 from $67,401,000 in fiscal 1999. The increase was primarily due to the full year effect of the debt incurred in connection with the acquisitions completed during the early portion of fiscal 1999, and, to a lesser extent, higher interest rates during fiscal 2000 partially offset by the impact of the long-term debt reduction during fiscal 2000.

BAD DEBT EXPENSE

         Our bad debt expense for the year ended June 30, 2000 decreased $4,280,000, or 72.2%, to $1,648,000 from $5,928,000 in fiscal 1999. The decrease was primarily due to improved industry conditions for our customers and, to a lesser extent, the centralization of our internal credit approval process.

EXTRAORDINARY GAIN

         During the fourth quarter of fiscal 2000, we repurchased $10,190,000 of our 5% Convertible Subordinated Notes which resulted in an after-tax gain of $1,611,000.

INCOME TAXES

         Our income tax benefit for the year ended June 30, 2000 decreased $18,269,000 to $7,406,000 from $25,675,000 in fiscal 1999. The decrease in income tax benefit is due to the decrease in pretax loss. Our effective tax benefit rate for fiscal 2000 and 1999 was 26.5% and 32.5%, respectively. The fiscal 2000 effective tax benefit rate is different from the statutory rate of 35% principally because of certain non-deductible goodwill amortization, other non-deductible expenses and state and local taxes. The decrease in the fiscal 2000 effective tax benefit rate was due to an increase in the amount of non-deductible expenses, primarily as a result of the full year effect of the goodwill amortization of the acquisitions completed during the early portion of fiscal 1999.

CASH FLOW

         Our net cash provided by operating activities for the year ended June 30, 2000 increased $48,287,000 to a $34,860,000 from a use of
$13,427,000 in fiscal 1999. The increase is due to higher revenues resulting from increased demand for our equipment and services, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing, partially offset by higher operating and general and administrative expenses resulting from increased business activity.

         Our net cash used in investing activities for the year ended June 30, 2000 decreased $256,888,000, or 87.2%, to $37,766,000 from $294,654,000 in fiscal 1999. The decrease is due to no acquisitions having occurred during fiscal 2000 partially offset by higher capital expenditures.

         Our net cash provided by financing activities for the year ended June 30, 2000 decreased $216,993,000, or 70.8%, to $89,301,000 from
$306,294,000 in fiscal 1999. The decrease is primarily the result of significantly decreased borrowings during fiscal 2000 and, to a lesser extent, the repayment of long-term debt partially offset by proceeds from the equity offering and the volumetric production payment completed in fiscal 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, acquisitions, capital expenditures and working capital requirements using cash flow from operations, bank borrowings and the issuance of equity and long-term debt. We believe that the current reserves of cash and cash equivalents, access to our existing credit lines, access to capital markets and internally generated cash flow from operations are and will be sufficient to finance the cash requirements of our current and future operations.

CAPITAL EXPENDITURES

         Capital expenditures for fiscal 2002 have been and will be directed toward selectively refurbishing our assets as business conditions warrant. We will continue to evaluate opportunities to acquire or divest assets or businesses to enhance our primary operations. Such capital expenditures, acquisitions and divestitures are at our discretion and will depend on management's view of market conditions as well as other factors.

LONG-TERM DEBT

         SENIOR CREDIT FACILITY. As of March 31, 2002, we had a senior credit facility (the "Senior Credit Facility") with a syndicate of banks led by PNC Bank, N.A. which consisted of a $100,000,000 revolving loan facility. In addition, up to $30,000,000 of letters of credit can be issued under the Senior Credit Facility, but any outstanding letters of credit reduce the borrowing availability under the revolving loan facility. The commitment to make revolving loans will reduce to $75,000,000 on September 14, 2002. The revolving loan commitment will terminate on September 14, 2003, and all revolving loans must be paid on or before that date. As of March 31, 2002, no funds were outstanding under the revolving loan facility and approximately $14,479,000 of letters of credit related to workman's compensation insurance were outstanding. We drew down approximately $43 million on January 14, 2002 in order to redeem the 14% Senior Subordinated Notes. The funds were repaid with the issuance of additional 8 3/8% Notes in March 2002.

         The revolving loan bears interest based upon, at our option, the prime rate plus a variable margin of 0.75% to 2.00% or a Eurodollar rate plus a variable margin of 2.25% to 3.50%. The Senior Credit Facility has customary affirmative and negative covenants including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a maximum senior leverage ratio, a minimum net worth and minimum EBITDA as well as restrictions on capital expenditures, acquisitions and dispositions.

8 3/8% SENIOR NOTES

         On March 6, 2001, we completed a private placement of $175,000,000 of 8 3/8% Senior Notes due 2008 (the "8 3/8% Senior Notes"). The cash proceeds from the private placement, net of fees and expenses, were used to repay all of the remaining balance of the Tranche B term loan under the Senior Credit Facility, and a portion of the revolving loan facility under the Senior Credit Facility then outstanding. On March 1, 2002, we completed a private placement of an additional $100,000,000 of 8 3/8% Senior Notes due 2008 at 101.5% of par. The cash proceeds from the private placement, net of fees and expenses, were used to repay all of the remaining balance of the revolving loan facility under the Senior Credit Facility. The 8 3/8% Senior Notes are subordinate to our senior indebtedness which includes borrowings under the Senior Credit Facility and the Dawson 9 3/8% Senior Notes. At March 31, 2002, $275,000,000 principal amount of the 8 3/8% Senior Notes remained outstanding.

14% SENIOR SUBORDINATED NOTES

         On January 22, 1999, we completed the private placement of 150,000 units (the "Units") consisting of $150,000,000 of 14% Senior Subordinated Notes due 2009 (the "14% Senior Subordinated Notes") and 150,000 warrants to purchase (as subsequently adjusted) 2,173,433 shares of our Common Stock at an exercise price of $4.88125 per share (the "Unit Warrants"). The net cash proceeds from the private placement were used to repay substantially all of the remaining $148,600,000 principal amount (plus accrued interest) owed under our bridge loan facility arranged in connection with the acquisition of Dawson Production Services, Inc. ("Dawson"). The 14% Senior Subordinated Notes are subordinate to our senior indebtedness which includes borrowings under the Senior Credit Facility, the Dawson 9 3/8% Senior Notes and the
8 3/8% Senior Notes. The Unit Warrants have separated from the 14% Senior Subordinated Notes and became exercisable on January 25, 2000. As of March 31, 2002, 63,500 Unit Warrants had been exercised leaving 86,500 Unit Warrants outstanding.

         On and after January 15, 2004, we may redeem some or all of the 14% Senior Subordinated Notes at any time at varying redemption prices in excess of par, plus accrued interest. In addition, before January 15, 2002, we were allowed to redeem up to 35% of the aggregate principal amount of the 14% Senior Subordinated Notes at 114% of par plus accrued interest with the proceeds of certain sales of equity. On January 14, 2002, we exercised our right of redemption for $35,403,000 principal amount of the 14% Senior Subordinated Notes at a price of 114% of the principal amount plus accrued interest. This transaction resulted in an extraordinary loss before taxes of approximately $8,468,000. At March 31, 2002, $97,500,000 principal amount of the 14% Senior Subordinated Notes remained outstanding.

5% CONVERTIBLE SUBORDINATED NOTES

         In late September and early October 1997, we completed a private placement of $216,000,000 of 5% Convertible Subordinated Notes due 2004 (the "5% Convertible Subordinated Notes"). The 5% Convertible Subordinated Notes are subordinate to our senior indebtedness which includes borrowings under the Senior Credit Facility, the 14% Senior Subordinated Notes, the Dawson
9 3/8% Senior Notes, and the 8 3/8% Senior Notes. The 5% Convertible Subordinated Notes are convertible, at the holder's option, into shares of our common stock at a conversion price of $38.50 per share, subject to certain adjustments. During the quarter ended March 31, 2002, we repurchased (and canceled) $115,000 principal amount of the 5% Convertible Subordinated Notes, leaving $50,237,000 principal amount of the 5% Convertible Subordinated Notes outstanding at March 31, 2002.

CRITICAL ACCOUNTING POLICIES

         We follow certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K.

         Certain of the policies require management to make significant and subjective estimates which are sensitive to deviations of actual results from management's assumptions. In particular, management makes estimates regarding the fair value of our reporting units in assessing potential impairment of goodwill. In addition, we make estimates regarding future undiscounted cash flows from the future use of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

         In assessing impairment of goodwill, we have used estimates and assumptions in estimating the fair value of its reporting units. Actual future results could be different than the estimates and assumptions used. Events or circumstances which might lead to an indication of impairment of goodwill would include, but might not be limited to, prolonged decreases in expectations of long-term well servicing and/or drilling activity or rates brought about by prolonged decreases in oil or natural gas prices, changes in government regulation of the oil and natural gas industry or other events which could affect the level of activity of exploration and production companies.

         In assessing impairment of long-lived assets other than goodwill where there has been a change in circumstances indicating that the carrying amount of a long-lived asset may not be recoverable, we have estimated future undiscounted net cash flows from use of the asset based on actual historical results and expectations about future economic circumstances including oil and natural gas prices and operating costs. The estimate of future net cash flows from use of the asset could change if actual prices and costs differ due to industry conditions or other factors affecting our performance.

                 RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

         Recently the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets ("SFAS 144"), and Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 143 establishes requirements for the accounting for removal costs associated with asset retirements. SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item and amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with earlier adoption encouraged. We are currently assessing the impact of these standards on its consolidated financial statements.

                               INTEREST RATE RISK

         At March 31, 2002, we had long-term debt and capital lease obligations outstanding of $445,720,000. Of this amount $421,638,000, or 95%, bears interest at fixed rates as follows:

                                                                     BALANCE AT
                                                                      MARCH 31,
                                                                        2002
                                                                    --------------
                                                                     (THOUSANDS)
8 3/8% Senior Notes Due 2008.....................................   $    276,482
14% Senior Subordinated Notes Due 2009...........................         94,216
5% Convertible Subordinated Notes Due 2004.......................         50,237
Other (rates generally ranging from 8.0% to 9 3/8%)..............            703
                                                                    --------------
                                                                    $    421,638
                                                                    ==============

         The remaining $24,082,000 of long-term debt and capital lease obligations outstanding as of March 31, 2002 bears interest at floating rates which averaged approximately 4.8% at March 31, 2002. A 10% increase in short-term interest rates on the floating-rate debt outstanding at March 31, 2002 would equal approximately 48 basis points. Such an increase in interest rates would increase our fiscal 2002 interest expense by approximately $100,000 assuming borrowed amounts remain outstanding.

         The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments.

                              FOREIGN CURRENCY RISK

         Recently, the Argentine government suspended the law tying the Argentine peso to the U.S. dollar at the conversion ratio of 1:1 and created a dual currency system in Argentina. Our net assets from our Argentina subsidiaries are based on the U.S. dollar equivalent of such amounts measured in Argentine pesos as of December 31, 2001. Assets and liabilities of the Argentine operations were translated to U.S. dollars at March 31, 2002 and December 31, 2001, using the applicable free market conversion ratio of 2.9:1 and 1.6:1, respectively. Our net earnings and cash flows from our Argentina subsidiaries were tied to the U.S. dollar for the six months ended December 31, 2001 and will be based on the U.S. dollar equivalent of such amounts measured in Argentine pesos for periods after December 31, 2001. Revenues, expenses and cash flow will be translated using the average exchange rates during the periods after December 31, 2001. See Note 10 to the consolidated financial statements.

         A 10% change in the Argentine peso to the U.S. dollar exchange rate would not be material to our net assets, net earnings or cash flows.

         Our net assets, net earnings and cash flows from our Canadian subsidiary are based on the U.S. dollar equivalent of such amounts measured in Canadian dollars. Assets and liabilities of the Canadian operations are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenues and expenses are translated using the average exchange rate during the reporting period.

         A 10% change in the Canadian-to-U.S. Dollar exchange rate would not be material to our net assets, net earnings or cash flows.

                              COMMODITY PRICE RISK

         Our major market risk exposure for our oil and natural gas production operations is in the pricing applicable to its oil and natural gas sales. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market for natural gas. Pricing for oil and natural gas production has been volatile and unpredictable for several years.

         We periodically hedge a portion of our oil and natural gas production through collar and option agreements. The purpose of the hedges is to provide a measure of stability in the volatile environment of oil and natural gas prices and to manage exposure to commodity price risk under existing sales commitments. Our risk management objective is to lock in a range of pricing for expected production volumes. This allows us to forecast future earnings within a predictable range. We meet this objective by entering into collar and option arrangements which allow for acceptable cap and floor prices.

         As of March 31, 2002, we had oil and natural gas price collars and put options in place, as detailed in the following table. The total fiscal 2002 hedged oil and natural gas volumes represent 42% and 34%, respectively, of estimated 2002 calendar year total production. A 10% variation in the market price of oil or natural gas from their levels at March 31, 2002 would not have a material impact on our net assets, net earnings or cash flows (as derived from the commodity option contracts).

         The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at March 31, 2002:

                                                                                         STRIKE PRICE
                                      MONTHLY VOLUME                                    PER BBL/MMBTU
                                 --------------------------                           -------------------
                                                 NATURAL
                                   OIL             GAS                                                         FAIR
                                  (BBLS)        (MMBTUS)              TERM             FLOOR        CAP        VALUE
                                 ---------     ------------    -------------------    ---------    ------    ---------
At March 31, 2002.............
Oil Puts......................     5,000              -        Mar 2002-Feb 2003      $ 22.00        -       $ 46,000
Natural Gas Puts..............         -         75,000        Mar 2002-Feb 2003      $  3.00        -       $131,000

         (The strike prices for oil puts are based on the NYMEX spot price for West Texas Intermediate; the strike prices for the natural gas puts are based on the Inside FERC-El Paso Permian spot price.)

                                    BUSINESS

THE COMPANY

         We are the largest onshore, rig-based well servicing contractor in the world, with approximately 1,477 well service rigs and 1,455 oilfield service vehicles as of June 30, 2001. We provide a complete range of well services to major oil companies and independent oil and natural gas production companies, including: rig-based well maintenance, workover, completion, and recompletion services (including horizontal recompletions); oilfield trucking services; and ancillary oilfield services. We conduct well servicing operations onshore the continental United States in the following regions: Gulf Coast (including South Texas, Central Gulf Coast of Texas and South Louisiana), Permian Basin of West Texas and Eastern New Mexico, Mid-Continent (including the Anadarko, Hugoton and Arkoma Basins and the ArkLaTex region), Four Corners (including the San Juan, Piceance, Uinta, and Paradox Basins), Eastern (including the Appalachian, Michigan and Illinois Basins), Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins), and California (the San Joaquin Basin), and internationally in Argentina and Ontario, Canada. We are also a leading onshore drilling contractor, with 79 land drilling rigs as of June 30, 2001. We conduct land drilling operations in a number of major domestic producing basins, as well as in Argentina and in Ontario, Canada. We also produce and develop oil and natural gas reserves in the Permian Basin region and Texas Panhandle.

         Our principal executive office is located at 6 Desta Drive, Midland, Texas 79705. Our phone number is (915) 620-0300 and website address is www.keyenergy.com.

BUSINESS STRATEGY

         We have built our leadership position through the consolidation of smaller, less viable competitors. This consolidation, together with a continuing decline in the number of available domestic well service rigs due to attrition, cannibalization and transfers outside of the United States, has given us the opportunity to capitalize on improved market conditions which existed during fiscal 2001. We have focused on maximizing results by reducing debt, building strong customer alliances, refurbishing rigs and related equipment, and training personnel to maintain a qualified and safe employee base.

         REDUCING DEBT. Over the past fiscal year, we have significantly reduced debt and strengthened our balance sheet. At June 30, 2001, our long-term funded debt net of cash and capitalized leases ("net funded debt") was approximately $468,845,000 and its net funded debt to capitalization ratio was approximately 50% as compared to approximately $534,816,000 and 58%, respectively, at June 30, 2000. We expect to be able to continue to reduce debt from available cash flow from operations and from anticipated interest savings resulting from prior and future debt reductions and future debt refinancings.

         BUILDING STRONG CUSTOMER ALLIANCES. We seek to maximize customer satisfaction by offering a broad range of equipment and services in conjunction with highly trained and motivated employees. As a result, we are able to offer proactive solutions for most of its customer's wellsite needs. We ensure consistent high standards of quality and customer satisfaction by continually evaluating its performance. We maintain strong alliances with major oil companies as well as numerous independent oil and natural gas production companies and believes that such alliances improve the stability of demand for its oilfield services.

         REFURBISHING RIGS AND RELATED EQUIPMENT. We intend to continue actively refurbishing its rigs and related equipment to maximize the utilization of its rig fleet. The increase in our cash flow, both from operations and from anticipated interest savings from reduced levels of debt, combined with our borrowing availability under its revolving credit facility, has provided ample liquidity and resources necessary to make the capital expenditures to refurbish such equipment.

         TRAINING AND DEVELOPING EMPLOYEES. We have, and will continue to, devote significant resources to the training and professional development of our employees with a special emphasis on safety. We currently have two training centers in Texas and one training center in California to improve its employees' understanding of operating and safety procedures. We recognize the historically high turn-over rate in the industry and is committed to offering compensation, benefits and incentive programs for its employees that are attractive and competitive in its industry, in order to ensure a steady stream of qualified, safe personnel to provide quality service to its customers.

MAJOR DEVELOPMENTS DURING FISCAL 2001

         FAVORABLE INDUSTRY CONDITIONS. Operating conditions improved significantly during fiscal 2001 as capital spending by oil and natural gas producers for well servicing and contract drilling services increased over prior year levels. The increased spending was primarily due to higher commodity prices with WTI Cushing prices for light sweet crude averaging approximately $26.97 per barrel and Nymex Henry Hub natural gas prices averaging approximately $5.09 per MMbtu during fiscal 2001, as compared to an average WTI Cushing price for light sweet crude of $25.97 per barrel and an average Nymex Henry Hub natural gas price of $3.04 per MMbtu during fiscal 2000.

         This increase in commodity prices during fiscal 2001 led to a steady, sequential increase in the demand for our services and equipment during fiscal 2001 as our customers increased their exploration and development activity in our primary market areas, enabling us to increase the rates it charges for its services. This increase in demand and rates resulted in sequential increases in revenues, cash flow and net income in each quarter of fiscal 2001 over the same quarter of fiscal 2000. We expect demand for its services to remain at or above current levels as long as capital spending by our customers remains at or near their current levels.

         During fiscal 2001, crude oil prices continued to trade at healthy levels due largely to the ability of the Organization of Petroleum Exporting Countries ("OPEC") to adhere to its production quotas designed to keep crude oil prices in the range of $22.00 to $28.00 per barrel. The adherence to the production quotas brought more stability to crude oil prices. Since June 30, 2001, however, both crude oil and natural gas prices have weakened significantly, falling below $22.00 per barrel and $2.00 per Mmbtu, respectively. While management believes that many of its customers generally base their capital spending budgets on a crude oil price of $18.00 to $22.00 per barrel and a natural gas price of $2.00 to $2.75 per MMbtu, there can be no assurances that its customers will not postpone and/or reduce their capital spending plans if crude oil prices and natural gas prices continue to remain at or below their current levels. In addition, the terrorist attacks on the World Trade Center and the Pentagon that occurred on September 11, 2001 threaten to increase the downward pressure on commodity prices as U.S. fuel consumption decreases due to significantly reduced air and other travel, the general demand for energy decreases as consumer anxiety further weakens the U.S. economy, and OPEC faces political pressure to reduce its price targets for crude oil.

         The level of our revenues, cash flows, losses and earnings are substantially dependent upon, and affected by, the level of domestic and international oil and gas exploration and development activity (see Part II-Item 7-Management's Discussion and Analysis of Results of Operations and Financial Condition).

RECENT DEVELOPMENTS

         Most of our foreign revenues are derived from our operations in Argentina. For fiscal 2001, revenues from operations in Argentina were $48.5 million, which accounted for 5.5% of our total revenues for such period. For fiscal 2001, net income from operations in Argentina was $4.5 million. For the six months ended December 31, 2001, revenues from operations in Argentina were $21.3 million, which accounted for 4.6% of our total revenue for such period. We incurred a net loss of $1.3 million from our operations in Argentina for the same six-month period. Recently, Argentina has been negatively affected by volatile economic and political conditions. In December 2001, the Argentine government announced that it would restrict bank account withdrawals and would not service its public sector debt. In addition, in January 2002, the Argentine government abandoned its decade-old fixed peso-dollar exchange rate and created a dual exchange rate system. As a result of this abandonment of the fixed peso-dollar exchange rate system, at December 31, 2001 we recorded a $1.8 million foreign currency transaction loss on our dollar-denominated accounts receivable and reduced our stockholders' equity by an additional $24.2 million due to foreign currency translation related to our net investment in our Argentine subsidiary. The Argentine government has also recently announced its intent to impose a 20% tax on oil exports effective March 1, 2002 or other taxes on production that would produce comparable tax revenues.

         We believe that all of these events will negatively affect oil production in Argentina, and accordingly will have a negative effect on demand for our services. The economic conditions in Argentina continue to be unstable and further devaluation of the Argentine peso may occur. We continue to evaluate the structure of our operations in Argentina, but we are currently unable to predict the effects that further instability in Argentina will have on our financial position.

DEBT REDUCTION

         During fiscal 2001, we significantly reduced our long-term debt and strengthened our balance sheet. At June 30, 2001, our net funded debt was approximately $468,845,000 and its net funded debt to capitalization ratio was approximately 50% as compared to approximately $534,816,000 and 58%, respectively, at June 30, 2000. Proceeds from the Debt Offering (defined below) and from the exercise of options and warrants, as well as cash flow from operations were used to accomplish this reduction in net funded debt (see Part II-Item 7-Management's Discussion and Analysis of Results of Operations and Financial Condition-Long-Term Debt).

DEBT OFFERING

         On March 6, 2001, we completed the public offering of $175,000,000 of 8 3/8% Senior Notes Due 2008 (the "Debt Offering"). Net proceeds from the Debt Offering were approximately $170.0 million, which was used to immediately repay the term loans in full and to repay a portion of the revolver outstanding under our senior credit facility.

DESCRIPTION OF BUSINESS SEGMENTS

         We operate in two primary business segments which are well servicing and contract drilling. Our operations are conducted domestically and in Argentina and Canada. The following is a description of each of these business segments (for financial information regarding these business segments, see Note 15 to Consolidated Financial Statements-Business Segment Information).

WELL SERVICING

         We provide a full range of well services, including rig-based services, oilfield trucking services and ancillary oilfield services, necessary to maintain and workover oil and natural gas producing wells. Rig-based services include: maintenance of existing wells, workovers of existing wells, completion of newly drilled wells, recompletion of existing wells (including horizontal recompletions) and plugging and abandonment of wells at the end of their useful lives.

WELL SERVICE RIGS

         We use our well service rig fleet to perform four major categories of rig services for oil and natural gas producers.

         MAINTENANCE SERVICES. We estimate that there are approximately 600,000 producing oil wells and approximately 300,000 producing natural gas wells in the United States. We provide the well service rigs, equipment and crews for maintenance services, which are performed on both oil and natural gas wells, but which are more commonly required on oil wells. While some oil wells in the United States flow oil to the surface without mechanical assistance, most require pumping or some other method of artificial lift. Oil wells that require pumping characteristically require more maintenance than flowing wells due to the operation of the mechanical pumping equipment installed. Few natural gas wells have mechanical pumping systems in the wellbore, and, as a result, maintenance work on natural gas wells is less frequent.

         Maintenance services are required throughout the life of most producing oil and natural gas wells to ensure efficient and continuous operation. These services consist of routine mechanical repairs necessary to maintain production from the well, such as repairing inoperable pumping equipment in an oil well or replacing defective tubing in an oil or natural gas well, and removing debris such as sand and paraffin from the well. Other services include pulling the rods, tubing, pumps and other downhole equipment out of the wellbore to identify and repair a production problem.

         Maintenance services are often performed on a series of wells in proximity to each other and typically require less than 48 hours per well to complete. The general demand for maintenance services is closely related to the total number of producing oil and natural gas wells in a geographic market, and maintenance services are generally the most stable type of well service activity.

         WORKOVER SERVICES. In addition to periodic maintenance, producing oil and natural gas wells occasionally require major repairs or modifications, called "workovers." Workover services are performed to enhance the current production of existing wells. Such services include extensions of existing wells to drain new formations either through deepening wellbores to new zones or through drilling of horizontal lateral wellbores to improve reservoir drainage patterns. In less extensive workovers, our rigs are used to seal off depleted zones in existing wellbores and access previously bypassed productive zones. Our workover rigs are also used to convert former producing wells to injection wells through which water or carbon dioxide is then pumped into the formation for enhanced recovery operations. Other workover services include: major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects in the wellbore, repairing downhole equipment failures, plugging back the bottom of a well to reduce the amount of water being produced with the oil and natural gas, cleaning out and recompleting a well if production has declined, and repairing leaks in the tubing and casing. These extensive workover operations are normally performed by a well service rig with a workover package, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers depending upon the particular type of workover operation. Most of our well service rigs are designed for and can be equipped to perform complex workover operations.

         Workover services are more complex and time consuming than routine maintenance operations and consequently may last from a few days to several weeks. These services are almost exclusively performed by well service rigs.

         The demand for workover services is more sensitive to expectations relating to, and changes in, oil and natural gas prices than the demand for maintenance services. As oil and natural gas prices increase, the level of workover activity tends to increase as operators seek to increase production by enhancing the efficiency of their wells at higher commodity prices with correspondingly higher rates of return.

         COMPLETION SERVICES. Our completion services prepare a newly drilled oil or natural gas well for production. The completion process may involve selectively perforating the well casing to access producing zones, stimulating and testing these zones and installing downhole equipment. We typically provide a well service rig and may also provide other equipment such as a workover package to assist in the completion process. Producers use well service rigs to complete their wells because the rigs have specialized equipment, properly trained employees and the experience necessary to perform these services. However, during periods of weak drilling rig demand, drilling contractors may compete with service rigs for completion work.

         The completion process typically requires a few days to several weeks, depending on the nature and type of the completion, and generally requires additional auxiliary equipment that can be provided for an additional fee. The demand for well completion services is directly related to drilling activity levels, which are highly sensitive to expectations relating to, and changes in, oil and natural gas prices. As the number of newly drilled wells decreases, the number of completion jobs correspondingly decreases.

         PLUGGING AND ABANDONMENT SERVICES. Well service rigs and workover equipment are also used in the process of permanently closing oil and natural gas wells at the end of their productive lives. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment. The services generally include the sale or disposal of equipment salvaged from the well as part of the compensation received and require compliance with state regulatory requirements. The demand for oil and natural gas does not significantly affect the demand for plugging and abandonment services, as well operators are required by state regulations to plug a well that it is no longer productive. The need for these services is also driven by lease and/or operator policy requirements.

OILFIELD TRUCKING

         We provide liquid/vacuum truck services and fluid transportation and disposal services for operators whose wells produce saltwater and other fluids, in addition to oil and natural gas. These trucks are also utilized in connection with drilling and workover projects, which tend to produce and use large amounts of various oilfield fluids. We also own a number of salt water disposal wells. In addition, we provide haul/ equipment trucks that are used to move large pieces of equipment from one wellsite to the next. Demand and pricing for these services are generally related to demand for our well service and drilling rigs.

ANCILLARY OILFIELD SERVICES

         We provide ancillary oilfield services, which include among others: hot oiling; wireline; frac tank rentals; well site construction; roustabout services; fishing and other tool rentals; blowout preventers (BOPs); and foam units and air drilling services. Demand and pricing for these services are generally related to demand for our well service and drilling rigs.

CONTRACT DRILLING

         We provide contract drilling services to major oil companies and independent oil and natural gas producers onshore the continental United States in the Permian Basin, the Four Corners region, Michigan, the Northeast, and the Rocky Mountains and internationally in Argentina and Ontario, Canada. Contract drilling services are primarily provided under standard dayrate, and, to a lesser extent, footage or turnkey contracts. Drilling rigs vary in size and capability and may include specialized equipment. The majority of our drilling rigs are equipped with mechanical power systems and have depth ratings ranging from approximately 4,500 to 12,000 feet. We have one drilling rig with a depth rating of approximately 18,000 feet. Like workover services, the demand for contract drilling is directly related to expectations relating to, and changes in, oil and natural gas prices which in turn, are driven by the supply of and demand for these commodities.

FOREIGN OPERATIONS

         We also operate each of our business segments discussed above in Argentina and Ontario, Canada. Our foreign operations currently own 26 well servicing rigs, 57 oilfield trucks and eight drilling rigs in Argentina and three well servicing rigs, four oilfield trucks and three drilling rigs in Ontario, Canada.

CUSTOMERS

         Our customers include major oil companies, independent oil and natural gas production companies, and foreign national oil and natural gas production companies. No single customer in fiscal 2001 accounted for 10% or more of our consolidated revenues.

COMPETITION AND OTHER EXTERNAL FACTORS

         Despite the significant consolidation in the domestic well servicing industry, there are numerous smaller companies that compete in our well servicing markets. Nonetheless, we believe that our performance, equipment, safety, and availability of equipment to meet customer needs and availability of experienced, skilled personnel is superior to that of its competitors.

         In the well servicing markets, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced, skilled and well-trained work force. In recent years, many of our larger customers have placed increased emphasis on the safety records and quality of the crews, equipment and services provided by their contractors. We have, and will continue to devote substantial resources toward employee safety and training programs. Management believes that many of our competitors, particularly small contractors, have not undertaken similar training programs for their employees. Management believes that our safety record and reputation for quality equipment and service are among the best in the industry.

         In the contract drilling market, we compete with other regional and national oil and natural gas drilling contractors, some of which have larger rig fleets with greater average depth capabilities and a few that have better capital resources than us. Management believes that the contract drilling industry is less consolidated than the well servicing industry, resulting in a contract drilling market that is more price competitive. Nonetheless, we believe that it is competitive in terms of drilling performance, equipment, safety, pricing, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those regions in which we operate.

         The need for well servicing and contract drilling fluctuates, primarily, in relation to the price of oil and natural gas which, in turn, is driven by the supply of and demand for oil and natural gas. As supply of those commodities decreases and demand increases, service and maintenance requirements increase as oil and natural gas producers attempt to maximize the producing efficiency of their wells in a higher priced environment.

EMPLOYEES

         As of June 30, 2001, we employed approximately 9,300 persons (approximately 9,220 in well servicing and contract drilling and 80 in corporate). Our employees are not represented by a labor union and are not covered by collective bargaining agreements. We have not experienced work stoppages associated with labor disputes or grievances and considers its relations with its employees to be satisfactory.

ENVIRONMENTAL REGULATIONS

         Our operations are subject to various local, state and federal laws and regulations intended to protect the environment. Our operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to our operations include those with respect to containment, disposal and controlling the discharge of any hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our acts, which were in compliance with all applicable laws at the times such acts were performed. Cleanup costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition. From time to time, claims have been made and litigation has been brought against us under such laws. However, the costs incurred in connection with such claims and other costs of environmental compliance have not had any material adverse effect on our operations or financial statements in the past, and management is not currently aware of any situation or condition that it believes is likely to have any such material adverse effect in the future. Management believes that it conducts our operations in substantial compliance with all material federal, state and local regulations as they relate to the environment. Although we have incurred certain costs in complying with environmental laws and regulations, such amounts have not been material to our financial results during the past three fiscal years.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names and ages, as of July 1, 2002, of each of our executive officers and directors and includes their current positions.

                 NAME                                      AGE                                 POSITION
                 ----                                      ---                                 --------
Francis D. John..........................................   48    Chairman of the Board, President, Chief Executive Officer and
                                                                  Chief Operating Officer
David J. Breazzano.......................................   45    Director
Kevin P. Collins.........................................   51    Director
William D. Fertig........................................   45    Director
J. Robinson West.........................................   55    Director
W. Phillip Marcum........................................   58    Director
Morton Wolkowitz.........................................   74    Director
James J. Byerlotzer......................................   56    Executive Vice President and Chief Operating Officer
Royce Mitchell...........................................   47    Executive Vice President, Chief Financial Officer and Chief
                                                                  Accounting Officer

     Francis D. John has been the President and Chief Executive Officer since October 1989. In addition, Mr. John has been Chairman of the Board since August 1996. Mr. John re-assumed the duties of Chief Operating Officer in April 1999. He has been a Director and President since June 1988 and served as the Chief Financial Officer from October 1989 through July 1997. Before joining the Company, he was Executive Vice President of Finance and Manufacturing of Fresenius U.S.A., Inc. Mr. John previously held operational and financial positions with Unisys, Mack Trucks and Arthur Andersen. He received a BS from Seton Hall University and an MBA from Fairleigh Dickinson University.

     David J. Breazzano has been a Director since October 1997. Mr. Breazzano is one of the founding principals at DDJ Capital Management, LLC, an investment management firm established in 1996. Mr. Breazzano previously served as a Vice President and Portfolio Manager at Fidelity Investments ("Fidelity") from 1990 to 1996. Prior to joining Fidelity, Mr. Breazzano was President and Chief Investment Officer of the T. Rowe Price Recovery Fund. He is also a director of Waste Systems International, Inc. and Samuels Jewelers, Inc. He holds a BA from Union College and an MBA from Cornell University.

     Kevin P. Collins has been a Director since March 1996. Mr. Collins has been a managing member of the Old Hill Company LLC since 1997. From 1992 to 1997, he served as a principal of JHP Enterprises, Ltd., and from 1985 to 1992, as Senior Vice President of DG Investment Bank, Ltd., both of which were engaged in providing corporate finance and advisory services. Mr. Collins was a director of WellTech, Inc. ("WellTech") from January 1994 until March 1996 when WellTech was merged into the Company. Mr. Collins is also a director of The Penn Traffic Company, Metretek Technologies, Inc. and London Fog Industries, Inc. He holds a BS and an MBA from the University of Minnesota.

     William D. Fertig has been a Director since April 2000. Mr. Fertig has been a Principal, Manager of Sales and Training at McMahan Securities Co. L.P. since 1990. Mr. Fertig previously served as a Senior Vice President and Manager of Convertible Sales at Drexel Burnham Lambert prior to joining McMahan Securities in 1990, and from 1979 to 1989, served as Vice President and Convertible Securities Sales Manager at Credit Suisse First Boston. He holds a BS from Allegheny College and an MBA from NYU Graduate Business School.

     J. Robinson West was recently elected to the Board of Directors in November 2001 to fill the vacancy caused by the resignation of William D. Manly. Mr. West is the founder, and has served as Chairman and a director of The Petroleum Finance Company, Ltd., strategic advisers to internationals oil and gas companies, national oil companies, and petroleum ministries, since 1984. Previously, Mr. West served as U.S. Assistant Secretary of the

Interior with responsibility for offshore oil leasing policy from 1981 through 1983. He was Deputy Assistant Secretary of Defense for International Economic Affairs from 1976 through 1977 and a member of the White House Staff from 1974 through 1976. He is currently a member of The Council on Foreign Relations. He holds a BA with advanced standing from the University of North Carolina at Chapel Hill and a J.D. from Temple University.

     W. Phillip Marcum has been a Director since March 1996. Mr. Marcum was a director of WellTech from January 1994 until March 1996 when WellTech was merged into the Company. From October 1995 until March 1996, Mr. Marcum was the acting Chairman of the Board of Directors of WellTech. He has been Chairman of the Board, President and Chief Executive Officer of Metretek Technologies, Inc., formerly known as Marcum Natural Gas Services, Inc. ("Metretek Technologies"), since January 1991 and is a director of TestAmerica, Inc. He holds a BBA from Texas Tech University.

     Morton Wolkowitz has been a Director since December 1989. Mr. Wolkowitz served as President and Chief Executive Officer of Wolkow Braker Roofing Corporation, a company that provided a variety of roofing services, from 1958 through 1989. Mr. Wolkowitz has been a private investor since 1989. He holds a BS from Syracuse University.

     James J. Byerlotzer was elected Executive Vice President and Chief Operating Officer effective January 2002. He served as Executive Vice President of Domestic Well Service and Drilling Operations from July 1999 through December 1999, and Executive Vice President of Domestic Operations from December 1999 through December 2001. He joined the Company in September 1998 as Vice President - Permian Basin Operations after the Company's acquisition of Dawson Productions Services, Inc. ("Dawson"). From February 1997 to September 1998, he served as the Senior Vice President and Chief Operating Officer of Dawson. From 1981 to 1997, Mr. Byerlotzer was employed by Pride Petroleum Services, Inc. ("Pride"). Beginning in February 1996, Mr. Byerlotzer served as the Vice President -Domestic Operations of Pride. Prior to that time, he served as Vice President -Permian Basin of Pride and in various other operating positions in Pride's Gulf Coast and California operations. Mr. Byerlotzer holds a BA from the University of Missouri in St. Louis.

         Royce W. Mitchell was elected Executive Vice President, Chief Financial Officer and Chief Accounting Officer effective January 2002. Before joining the Company, he was a partner with KPMG LLP from April 1986 through December 2001 specializing in the oil and gas industry. He received a BBA from Texas Tech University and is a certified public accountant.

         Directors are elected at the Company's annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors are elected and qualified. Each executive officer holds office until the first meeting of the Board of Directors following the annual meeting of stockholders and until his successor has been duly elected and qualified.

DIRECTOR COMPENSATION

         No director who is also an employee of our or any of its subsidiaries received any fees from us for his services as a Director or as a member of any committee of the Board. During the fiscal year ended June 30, 2001 all other Directors ("Non-employee Directors") received a fee equal to $3,000 per month for each month of service and are reimbursed for travel and other expenses directly associated with Company business. Additionally, during fiscal 2001 we paid the premiums with respect to life insurance for the benefit of Messrs. Collins and Marcum in the amount of $2,906 and $5,389, respectively.

EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE. The following table reflects the compensation for services to the Company for the years ended June 30, 2001, 2000 and 1999 for (i) the Chief Executive Officer of the Company and (ii) the other two executive officers of the Company other than the Chief Executive Officer who were serving as executive officers at June 30, 2001 (the "Named Executive Officers").

                                                                                              LONG TERM
                                                          ANNUAL                             COMPENSATION
                                                        COMPENSATION                            AWARDS
                                                        ------------                         -------------
                                                                                   OTHER        SHARES
                                                                                   ANNUAL     UNDERLYING   ALL OTHER
                                               FISCAL     SALARY       BONUS    COMPENSATION   OPTIONS    COMPENSATION
NAME AND PRINCIPAL POSITION                     YEAR        ($)         ($)         ($)           (1)          ($)
---------------------------                    -------    --------    --------  ------------  ----------  ------------
Francis D.  John............................    2001      594,885     835,000     67,211(2)    1,460,000     74,998(3)
   President, Chief Executive Officer and       2000      589,519     307,776         --       2,000,000         --
   Chief Operating Officer                      1999      429,000          --         --       1,200,000         --

Thomas K.  Grundman.........................    2001      274,966     315,000         --         135,000     78,519(4)
   Executive Vice President of International    2000      203,845     100,000         --         500,000     24,975(5)
   Operations, Chief Financial Officer, and     1999       35,259(6)       --         --         300,000         --
   Chief Accounting Officer

James J.  Byerlotzer........................    2001      249,324     275,000         --         115,000    101,000(7)
   Executive Vice President of Domestic         2000      185,000      89,000         --         300,000    100,250(8)
   Operation                                    1999      121,153(9)       --         --         260,000     75,000(10)

-----------------------------
(1) Represents the number of shares issuable pursuant to vested and non-vested stock options granted during the applicable fiscal year.

(2) Represents reimbursement of (i) medical expenses of $12,186, (ii) professional fees of $45,025, and (iii) other miscellaneous personal expenses of $10,000.

(3)  Represents premium payments by the Company for life and health insurance.

(4) Represents (i) forgiveness of relocation loan indebtedness and interest to Mr. Grundman of $52,794, (ii) premium payments made by the Company for life insurance of $24,725 and (iii) contributions by the Company on behalf of Mr. Grundman to the Key Energy Services, Inc. 401(k) Savings & Retirement Plan of $1,000.

(5) Represents (i) premium payments by the Company for life insurance of $24,725 and (ii) contributions by the Company on behalf of Mr. Grundman to the Key Energy Services, Inc. 401(k) Savings & Retirement Plan of $250.

(6)  Mr. Grundman joined the Company as an executive officer in April 1999.

(7) Represents (i) payments to Mr. Byerlotzer pursuant to a non-competition agreement entered into in connection with the Company's acquisition of Dawson Production Services, Inc. of $100,000, and (ii) contributions by the Company on behalf of Mr. Byerlotzer to the Key Energy Services, Inc. 401(k) Savings & Retirement Plan of $1,000.

(8) Represents (i) payments to Mr. Byerlotzer pursuant to a non-competition agreement entered into in connection with the Company's acquisition of Dawson Production Services, Inc. of $100,000, and (ii) contributions by the Company on behalf of Mr. Byerlotzer to the Key Energy Services, Inc. 401(k) Savings & Retirement Plan of $250.

(9)  Mr. Byerlotzer joined the Company as an executive officer in September
     1998.

(10) Represents payments to Mr. Byerlotzer pursuant to a non-competition agreement entered into in connection with the Company's acquisition of Dawson Production Services, Inc.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information relating to options granted under the Key Energy Group, Inc. 1997 Incentive Plan (the "Plan") and outside the Plan to the Named Executive Officers during fiscal 2001. The Company did not grant any stock appreciation rights during fiscal 2001.

                                                          INDIVIDUAL
                                                            GRANTS
                                       NUMBER OF          % OF TOTAL
                                       SECURITIES          OPTIONS
                                           OF             GRANTED TO                                         GRANT
                                       UNDERLYING         EMPLOYEES         EXERCISE                          DATE
                                        OPTIONS         IN FISCAL YEAR        PRICE        EXPIRATION        PRESENT
                NAME                    GRANTED              (1)            PER SHARE         DATE          VALUE (2)
                ----                  -------------    -----------------    ----------     ------------    -----------
Francis D.  John.................       960,000(3)           37.9%          $   8.25        08/07/10       $4,339,000
                                        500,000(4)           19.7%          $   8.25        12/11/10        2,260,000

Thomas K.  Grundman..............       135,000(5)            5.3%          $   8.25        12/11/10          620,000

James J.  Byerlotzer.............       115,000(6)            4.5%          $   8.25        12/11/10          520,000

---------------------------

(1) Based on options to purchase a total of 2,533,000 of Common Stock granted during fiscal 2001.

(2) The grant date value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility--59%; risk-free interest rate--4.3%; time of exercise--5 years; and no dividend yield.

(3) These options were granted on August 7, 2000, and vested immediately on the date of grant.

(4) These options were granted on December 11, 2000 and vested immediately on the date of grant.

(5) These options were granted on December 11, 2000 and vest in three equal annual installments commencing on July 1, 2001 as follows: 45,000 on July 1, 2001; 45,000 on July 1, 2002; and 45,000 on July 1, 2003.

(6) These options were granted on December 11, 2000 and vest in three equal annual installments commencing on July 1, 2001 as follows: 38,333 on July 1, 2001; 38,333 on July 1, 2002; and 38,334 on July 1, 2003.

AGGREGATED OPTION EXERCISES AND VALUES AS OF FISCAL YEAR END

         The following table sets forth certain information as of June 30, 2001 relating to the number and value of (i) options exercised by the Named Executive Officers and (ii) unexercised options held by the Named Executive Officers.

                                                               NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                                 SHARES                              OPTIONS AT              IN-THE MONEY-OPTIONS AT
                                ACQUIRED        VALUE              JUNE 30, 2001                 JUNE 30, 2000(2)
                                   ON          REALIZED      ---------------------------   ----------------------------
                               EXERCISE(#)      ($) (1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                               ----------     -----------    -----------   -------------   -----------    -------------
Francis D.  John...........    1,825,000      12,850,875     2,418,333        791,667      $5,148,066     $ 1,732,709
Thomas K.  Grundman........      200,000       1,934,000       250,000        485,000      $  585,000     $ 1,718,650
James J.  Byerlotzer.......      165,000       1,595,550       159,167        350,833      $  391,931     $ 1,311,469

--------------------------
(1) The dollar values in this column are calculated by determining the difference between the fair market value of the Company's common stock on the date of exercise of the relevant options and the exercise price of such options. The fair market value on the date of exercise is based on the last sale price of the Company's common stock on the NYSE on such date.

(2) The dollar values in this column are calculated by determining the difference between the fair market value of the Common Stock for which the relevant options are exercisable as of the end of the fiscal year and the exercise price of the options. The fair market value is based on the last sale price of the Common Stock on the NYSE on June 29, 2001 which was $10.84.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

         Effective as of October 16, 2001, we entered into second amended and restated employment agreement with Mr. John, which provides that Mr. John will serve as our Chairman of the Board, President and Chief Executive Officer for a five-year term commencing July 1, 2001 and continuing until June 30, 2006, with an automatic one-year renewal on each June 30, commencing on June 30, 2006, unless terminated by us or by Mr. John with proper notice. Under this employment agreement, Mr. John's annual base salary is $595,000 per year until December 31, 2002 and $695,000 per year thereafter, in each case subject to increase after annual reviews by the Board of

Directors. This employment agreement also provides that Mr. John will be entitled to (i) participate in our Performance Compensation Plan, with performance criteria to be approved by the Compensation Committee, (ii) receive additional bonuses at the discretion of the Compensation Committee, and (iii) participate in stock option grants made to our executives. In addition to salary and bonus, Mr. John is entitled to medical, dental, accident and life insurance, reimbursement of expenses and various other benefits. To the extent Mr. John is taxed on any such reimbursement or benefit, we will pay Mr. John an amount which, on an after-tax basis, equals the amount of these taxes.

         In the event that we terminate Mr. John's employment voluntarily or by nonrenewal, or by Mr. John for "Good Reason," or if Mr. John's employment is terminated by us or by Mr. John following a "Change in Control" (in each case as defined in the employment agreement), Mr. John will be entitled to receive: (i) his accrued but unpaid salary and bonuses to the date of termination, and a PRO RATA bonus for the year in which termination occurs;
(ii) a severance payment in an amount equal to five times his average total annual compensation (i.e., salary plus bonus) for the preceding three years;
(iii) immediate vesting and exercisability of all stock options held by him (to the extent not already vested and exercisable) for the remainder of the original terms of the options; (iv) any other amounts or benefits earned, accruing or owing to him, but not yet paid; and (v) continued participation in medical, dental and life insurance coverage, as well as the receipt of other benefits to which he was entitled, until the first to occur of the third year anniversary of the date his employment was terminated or the date on which he receives equivalent coverage and benefits under the plans and programs of a subsequent employer (or, in the event of a "Change in Control," an amount in cash equal to the reasonable expenses that we would incur if it were to provide these benefits for three years). In the event that Mr. John's employment is terminated as a result of Mr. John's disability, Mr. John will be entitled to receive (i) through (v) above, except that his severance compensation will be an amount equal to three times his average total annual compensation for the preceding three years, reduced by the amount of any company-paid disability insurance proceeds paid to Mr. John. In the event that we terminate Mr. John's employment for "Cause," as defined in the employment agreement, or by Mr. John voluntarily or by nonrenewal, he will be entitled to receive only (i) and (v) above and will forfeit any restricted stock or options not previously vested. In the event Mr. John's employment is terminated by reason of his death, he will be entitled to receive (i), (iii),
(iv) and (v) above, except that his family will be entitled to receive the medical and dental insurance coverage provided in (v) above until the death of Mr. John's spouse. In addition, if any of the above benefits are subject to the tax imposed by Section 4999 of the Internal Revenue Code, we will reimburse Mr. John for such tax on an after-tax basis.

         The employment agreement specifies that Mr. John may not engage in any activities that are competitive with ours for a period of three years after the termination of his employment.

         Pursuant to the employment agreement, we will pay to Mr. John, on or prior to December 31, 2001, a one-time retention incentive bonus equal to the aggregate amount of all principal and interest on loans we previously made to Mr. John that were to be forgiven over a ten year period beginning July 1, 2001, as well as the amount, on an after-tax basis, required to pay the taxes incurred Mr. John in connection with such payment. The after-tax proceeds of the bonus will be used to repay such loans. The employment agreement goes on to provide that if, prior to June 30, 2011, we terminate Mr. John for Cause, or by Mr. John voluntarily or by nonrenewal, Mr. John will repay us a percentage of the retention incentive bonus beginning at 100% during the first year and declining at the rate of 10% each year to 0% on and after June 30, 2011.

         Effective as of December 31, 2001, we entered into an employment agreement with Royce Mitchell, which provides that Mr. Mitchell will serve as our Executive Vice President and Chief Financial Officer for a three-year term commencing January 1, 2002 and continuing until December 31, 2004, with an automatic twelve-month renewal on each December 31, commencing on December 31, 2004, unless terminated by us or by Mr. Mitchell with proper notice. Under this employment agreement, Mr. Mitchell's annual base salary is $295,000 per year and subject to increase after annual reviews by the Board of Directors. This employment agreement also provides that Mr. Mitchell will be entitled to (i) participate in the our Performance Compensation Plan, with performance criteria to be approved by the Compensation Committee, (ii) receive additional bonuses at the discretion of the Compensation Committee which it, after consultation with the Chief Executive Officer, deems appropriate; and (iii) participate in stock option grants made to our executives. In addition to salary and bonus, Mr. Mitchell is entitled to medical, dental, accident and life insurance, reimbursement of expenses and various other benefits.

         In the event that Mr. Mitchell's employment is terminated by Mr. Mitchell for "Good Reason" or by us for reasons other than "Cause" (as defined in the employment agreement) or "Disability" (as defined in the employment agreement), or if Mr. Mitchell's employment is terminated by either party following a Change in Control (as defined in the employment agreement), Mr. Mitchell will be entitled to receive: (i) severance compensation in the aggregate amount of three times his base salary at the rate in effect on the termination date, payable in thirty six equal installments, provided, however, that if Mr. Mitchell's employment is terminated within one year following a Change in Control or if we terminate Mr. Mitchell for other than Cause or Disability in anticipation of a Change in Control, the severance payment shall be increased by an amount equal to three times the average annual total bonuses we paid to Mr. Mitchell during the three year period (or shorter period as Mr. Mitchell may have been employed) preceding the date on which the notice of termination is given and shall be payable in one lump sum on the effective date of the termination;
(ii) immediate vesting and exercisability of all stock options held by him (to the extent not already vested and exercisable); (iii) continued participation in medical, dental and life insurance coverage, as well as the receipt of other benefits to which he was entitled, until the first to occur of the third anniversary of the date his employment was terminated or the date on which he received equivalent coverage and benefits under the plans and programs of a subsequent employer. In the event Mr. Mitchell's employment is terminated by reason of disability, in addition to the other severance and benefits to which he is entitled, he shall also be entitled to three times his base salary at the rate in effect at the time of termination and payable in 36 equal monthly installments reduced by the amount of any disability proceeds paid to Mr. Mitchell. In the event there is a Change of Control following Mr. Mitchell's termination and while Mr. Mitchell is entitled to severance payments, any severance payments which remain unpaid as of the Change of Control shall be paid in one lump sum as of the Change in Control. Notwithstanding the above, in the event of the termination of Mr. Mitchell's employment for any reason, Mr. Mitchell (or his estate) is entitled to receive: (i) any unpaid portion of his base salary through the effective date of termination; (ii) accrued but unused vacation (payable in an amount equal to the base salary divided by 255 and multiplied by the number of accrued but unused vacation days; (iii) any prior fiscal year bonus earned but not paid;
(iv) provided that Mr. Mitchell's employment was not terminated for Cause, a pro-rata portion of any bonus for the current fiscal year (so long as certain performance objectives have been met or it is reasonably likely such performance goals would have been met had Mr. Mitchell remained employed by
us); and (v) any amounts for expense reimbursement and similar items which have been properly incurred prior to termination and have not yet been paid. Also, if Mr. Mitchell is subject to the tax imposed by Section 4999 of the Internal Revenue Code, we have agreed to pay him an amount equal to the tax , plus any amounts necessary to "gross up" Mr. Mitchell for additional taxes resulting from the payments to him.

         The employment agreement specifies that Mr. Mitchell may not engage in any activities that are competitive with ours so long as Mr. Mitchell is employed by us and for a period thereafter (a) as Mr. Mitchell is entitled to receive severance payments under the employment agreement; or (b) for a period of 3 years if Mr. Mitchell's severance payment is accelerated due to a Change in Control; or (c) for a period of 12 months if we terminate Mr. Mitchell's employment for Cause or if Mr. Mitchell terminates his employment for any reason, other than Good Reason.

         Pursuant to the employment agreement, we will pay to Mr. Mitchell, on or prior to December 31, 2001, a one-time bonus of $100,000. The employment agreement goes on to provide that if, prior to December 31, 2004, we terminate Mr. Mitchell for Cause, or by Mr. Mitchell for Good Reason, Mr. Mitchell will repay us a percentage of the bonus beginning at 100% during the first year and declining at the rate of 33 1/3%% each year to 0% on and after December 31, 2004.

         Effective as of December 31, 2001, we entered into an employment agreement with Jim Byerlotzer, which provides that Mr. Byerlotzer will serve as our Executive Vice President and Chief Operating Officer for a term commencing January 1, 2002 and continuing until June 30, 2004, with an automatic twelve-month renewal on each June 30, commencing on June 30, 2004, unless terminated by us or by Mr. Byerlotzer with proper notice. Under this employment agreement, Mr. Byerlotzer's annual base salary is $275,000 until July 1,2002 and $340,000 per year thereafter, in each case subject to increase after annual reviews by the Board of Directors. This employment agreement also provides that Mr. Byerlotzer will be entitled to (i) participate in our Performance Compensation Plan, with performance criteria to be approved by the Compensation Committee, (ii) receive additional bonuses at the discretion of the Compensation Committee which it, after consultation with the Chief Executive Officer, deems appropriate; and (iii) participate in stock option grants made to our executives. In addition to salary and bonus, Mr. Byerlotzer is entitled to medical, dental, accident and life insurance, reimbursement of expenses and various other benefits.

         In the event that Mr. Byerlotzer's employment is terminated by Mr. Byerlotzer for "Good Reason" or by us for reasons other than "Cause" (as defined in the employment agreement) or "Disability" (as defined in the employment agreement), or if Mr. Byerlotzer's employment is terminated by either party following a Change in Control (as defined in the employment agreement), Mr. Byerlotzer will be entitled to receive: (i) severance compensation in the aggregate amount of three times his base salary at the rate in effect on the termination date, payable in thirty six equal installments, provided, however, that if Mr. Byerlotzer's employment is terminated within one year following a Change in Control or if we terminate Mr. Byerlotzer for reasons other than Cause or Disability in anticipation of a Change in Control, the severance payment shall be increased by an amount equal to three times the average annual total bonuses we paid to Mr. Byerlotzer during the three year period (or shorter period as Mr. Byerlotzer may have been employed) preceding the date on which the notice of termination is given and shall be payable in one lump sum on the effective date of the termination; (ii) immediate vesting and exercisability of all stock options held by him (to the extent not already vested and exercisable); (iii) continued participation in medical, dental and life insurance coverage, as well as the receipt of other benefits to which he was entitled, until the first to occur of the third anniversary of the date his employment was terminated or the date on which he received equivalent coverage and benefits under the plans and programs of a subsequent employer. In the event Mr. Byerlotzer's employment is terminated by reason of disability, in addition to the other severance and benefits to which he is entitled, he shall also be entitled to three times his base salary at the rate in effect at the time of termination and payable in thirty six equal monthly installments reduced by the amount of any disability proceeds paid to Mr. Byerlotzer. In the event there is a Change of Control following Mr. Byerlotzer's termination and while Mr. Byerlotzer is entitled to severance payments, any severance payments which remain unpaid as of the Change of Control shall be paid in one lump sum as of the Change in Control. Notwithstanding the above, in the event of the termination of Mr. Byerlotzer's employment for any reason, Mr. Byerlotzer (or his estate) is entitled to receive: (i) any unpaid portion of his base salary through the effective date of termination; (ii) accrued but unused vacation (payable in an amount equal to the base salary divided by 255 and multiplied by the number of accrued but unused vacation days; (iii) any prior fiscal year bonus earned but not paid; (iv) provided that Mr. Byerlotzer's employment was not terminated for Cause, a pro-rata portion of any bonus for the current fiscal year (so long as certain performance objectives have been met or it is reasonably likely such performance goals would have been met had Mr. Byerlotzer remained employed by us); and (v) any amounts for expense reimbursement and similar items which have been properly incurred prior to termination and have not yet been paid. Also, if Mr. Byerlotzer is subject to the tax imposed by Section 4999 of the Internal Revenue Code, we have agreed to pay him an amount equal to the tax, plus any amounts necessary to "gross up" Mr. Byerlotzer for additional taxes resulting from the payments to him.

         The employment agreement specifies that Mr. Byerlotzer may not engage in any activities that are competitive with ours so long as Mr. Byerlotzer is employed by us and for a period thereafter (a) as Mr. Byerlotzer is entitled to receive severance payments under the employment agreement; or (b) for a period of 3 years if Mr. Byerlotzer's severance payment is accelerated due to a Change in Control; or (c) for a period of 12 months if we terminate Mr. Byerlotzer's employment for Cause or if Mr. Byerlotzer terminates his employment for any reason, other than Good Reason.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the negotiation of the terms of a five-year employment agreement with Mr. Francis D. John, our Chairman of the Board, President and Chief Executive Officer, and as an inducement to Mr. John to enter into such employment agreement, we entered into a separate agreement with Mr. John dated as of August 2, 1999, which as amended through June 30, 2001, provides that $6.5 million in loans we previously made to Mr. John, together with the accrued interest payable thereon (accruing at a rate equal to 125 basis points above LIBOR, adjusted monthly) will be forgiven ratably during the ten year period commencing on July 1, 2001 and ending on

June 30, 2011. The agreement provides that the foregoing forgiveness of indebtedness is predicated and conditioned upon Mr. John remaining employed by us during such period. In addition, in the event that Mr. John is terminated by us for "Cause" (as defined in the agreement), or in the event that Mr. John voluntarily terminates his employment with us, the agreement further provides that the entire remaining principal balance of these loans, together with accrued interest payable thereon, will become immediately due and payable by Mr. John. However, in the event that Mr. John's employment is terminated for "Good Reason", or as a result of Mr. John's death or "Disability", or as a result of a "Change in Control" (all as defined in that agreement), the agreement stipulates that the remaining principal balance outstanding on the loans, together with accrued interest thereon will be forgiven. This agreement further provides that with respect to any forgiveness of the payment of principal and interest on the loans, Mr. John will be entitled to receive a "gross-up" payment in an amount sufficient for him to pay any federal, state, or local income taxes that may be due and payable by him with respect to the forgiveness of such indebtedness (principal and interest). The agreement has been effectively superseded by Mr. John's new employment agreement that provides for a one-time retention incentive bonus used to repay all amounts owed under the agreement (see Item 11--Executive Compensation--Employment Agreements with Executive Officers).

         In connection with the negotiation of an employment agreement with Thomas K. Grundman, our Executive Vice President of International Operations, Chief Financial Officer and Chief Accounting Officer, we made a $240,000 short-term loan and a $150,000 relocation loan to assist Mr. Grundman's relocation to our executive offices. Interest on these loans accrues at a rate of 6.125% per annum. The short-term loan has been repaid. The relocation loan together with accrued interest will be forgiven in three installments of $50,000 each on July 1, 2000, 2001 and 2002; PROVIDED, HOWEVER, that if Mr. Grundman's employment is terminated during such period in a way that (i) triggers severance obligations, all amounts owed shall be immediately forgiven or (ii) does not trigger severance obligations, all amounts owed shall be immediately due and payable. This agreement further provides that with respect to any forgiveness of the payment of principal and interest on the loans, Mr. Grundman will be entitled to receive a "gross-up" payment in an amount sufficient for him to pay any federal, state, or local income taxes that may be due and payable by him with respect to the forgiveness of such indebtedness (principal and interest).

                           OWNERSHIP OF CAPITAL STOCK

MANAGEMENT

         The following table sets forth as of October 25, 2001, the number of shares of Common Stock beneficially owned by each (i) each Director, (ii) each Named Executive Officer, and (iii) all Directors and executive officers of the Company as a group. Except as noted below, each holder has sole voting and investment power with respect to all shares of Common Stock listed as owned by such person.

                                                                                                     PERCENTAGE OF
                                                                                      NUMBER OF       OUTSTANDING
                             NAME OF BENEFICIAL OWNER                                 SHARES(1)        SHARES(2)
                             ------------------------                                 ---------        ---------
Francis D. John (3)..........................................................         2,613,833           2.5%
Kevin P. Collins (4).........................................................           223,405            *
William D. Fertig (5)........................................................            30,000            *
William D. Manly (6)..........................................................          221,042            *
W. Philip Marcum (7).........................................................           223,405            *
David J. Breazzano (8).......................................................           208,333            *
Morton Wolkowitz (9).........................................................           608,302            *
Thomas K.  Grundman (10).....................................................           355,000            *
James J. Byerlotzer (11).....................................................           263,667            *
Directors and Executive Officers as a group (9 persons)......................         4,716,987           4.4%

---------------------------------
* Less than 1%

(1) Includes all shares with respect to which each Director or executive officer directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares and/or to dispose or to direct the disposition of such shares. Includes shares that may be purchased under currently exercisable stock options and warrants.

(2) Based on 102,357,547 shares of Common stock outstanding at October 25, 2001, plus, for each beneficial owner, those number of shares underlying currently exercisable options held by each executive officer or Director.

(3) Includes 2,543,333 shares issuable upon exercise of vested options. Does not include 666,667 shares issuable pursuant to options that have not vested.

(4) Includes 218,333 shares issuable upon the exercise of vested options. Does not include 51,667 shares issuable pursuant to options that have not vested.

(5) Includes 25,000 shares issuable upon the exercise of vested options. Does not include 25,000 shares issuable pursuant to options that have not vested.

(6) Includes 218,333 shares issuable upon the exercise of vested options. Does not include 51,667 shares issuable pursuant to options that have not vested.

(7) Includes 218,333 shares issuable upon the exercise of vested options. Does not include 51,667 shares issuable pursuant to options that have not vested.

(8) Includes 148,333 shares issuable upon the exercise of vested options. Does not include 51,667 shares issuable pursuant to options that have not vested.

(9) Includes 118,000 shares issuable upon the exercise of vested options. Does not include 57,000 shares issuable pursuant to options that have not vested.

(10) Includes 345,000 shares issuable upon the exercise of vested options. Does not include 390,000 shares issuable pursuant to options that have not vested.

(11) Includes 241,667 shares issuable upon the exercise of vested options. Does not include 268,333 shares issuable pursuant to options that have not vested.

CERTAIN BENEFICIAL OWNERS

         The following table sets forth, as of October 25, 2001, certain information regarding the beneficial ownership of Common Stock by each person, other than the Company's directors or executive officers, who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

                                                                                      SHARES BENEFICIALLY OWNED AT
                                                                                            OCTOBER 19, 2001
                                                                                   -----------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER, IDENTITY OF GROUP                                NUMBER             PERCENT
-------------------------------------------------------                            ---------------     ---------------
Perkins, Wolf, McDonnell and Company (1).....................................       11,036,014(2)            10.8%
     53 W. Jackson Blvd., Suite 722
     Chicago, Ill  60604

Berger, L.L.C. (3)...........................................................        9,810,240(2)             9.6%
     210 University Boulevard
     Suite 900
     Denver, CO 80206

Mellon Financial Corporation (4).............................................        6,183,414                6.0%
     One Mellon Center
     Pittsburgh, PA 15258

T. Rowe Price Associates, Inc. (5)...........................................        6,735,600                6.6%
     100 E.  Pratt Street
     Baltimore, MD  21202

---------------------------

(1)  As reported on Schedule 13G filed with the Commission on October 11, 2001.

(2) The Company believes that Perkins, Wolf, McDonell & Co. shares voting power with respect to 9,810,240 of its shares with Berger, LLC and that, therefore, the 9,810,240 shares shown as being beneficially owned by Berger, LLC are the same securities shown as being beneficially owned by Perkins, Wolf, McDonnell & Co.

(3)  As reported on Schedule 13F filed with the Commission on August 14, 2001.

(4)  As reported on Schedule 13G filed with the Commission on January 26, 2001.

(5) As reported on Schedule 13G (Amendment No. 1) filed with the Commission on February 8, 2001.

                              PLAN OF DISTRIBUTION

         Well will issue common stock from time to time in connection with acquisitions by us or our subsidiaries of other businesses, assets or securities. We expect that the terms of the acquisitions involving the issuance of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by us or our subsidiaries. No underwriting discounts or commissions will be paid in connection with the issuance of our common stock, although finders' fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for us by Porter & Hedges, L.L.P.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included or incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
AUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets........................................................................          F-2

Consolidated Statement of Operations...............................................................          F-3

Consolidated Statements of Comprehensive Income....................................................          F-4

Consolidated Statements of Cash Flows..............................................................          F-5

Consolidated Statements of Stockholders' Equity....................................................          F-6

Notes to Consolidated Financial Statements.........................................................          F-7

Independent Auditors' Report.......................................................................          F-37

UNAUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of March 31, 2002 (unaudited) and June 30, 2001...................            F-38

Unaudited Consolidated  Statements of Operations for the Three and Nine Months Ended March 31,               F-40
2001 and 2000....................................................................................

Unaudited Consolidated  Statements of Cash Flows for the Three and Nine Months Ended March 31,               F-41
2001 and 2000....................................................................................

Unaudited Consolidated  Statements of Comprehensive Income for the Three and Nine Months Ended               F-42
March 31, 2001 and 2000..........................................................................

Notes to Consolidated Financial Statements.......................................................            F-43


                            KEY ENERGY SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30,           JUNE 30,
                                                                                       2001               2000
                                                                                   -------------    ----------------
                                                                                    (THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS
Current Assets:
    Cash and cash equivalents..............................................         $    2,098          $109,873
    Accounts receivable, net of allowance for doubtful accounts ($4,082--2001,
      $3,189--2000).........................................................           177,016           123,203
    Inventories............................................................             16,547            10,028
    Income taxes receivable................................................                 --             5,588
    Prepaid expenses and other current assets..............................             10,489             4,897
                                                                                   -------------     -------------

Total current assets.......................................................            206,150           253,589
                                                                                   -------------     -------------

Property and equipment:
    Well servicing equipment...............................................            723,724           670,392
    Contract drilling equipment............................................            119,122           105,454
    Motor vehicles.........................................................             64,907            55,011
    Oil and gas properties and other related equipment, successful efforts
      method...............................................................             44,245            43,855
    Furniture and equipment................................................             24,865            11,013
    Buildings and land.....................................................             37,812            34,712
                                                                                   -------------     -------------
Total property and equipment...............................................          1,014,675           920,437

Accumulated depreciation & depletion.......................................           (220,959)         (159,876)
                                                                                   -------------     -------------

Net property and equipment.................................................            793,716           760,561
                                                                                   -------------     -------------

    Goodwill, net of accumulated amortization ($28,168--2001,
      $18,849--2000).......................................................            189,875           198,633
    Deferred costs, net....................................................             17,624            18,855
    Notes receivable -- related parties....................................              6,050             5,150
    Other assets...........................................................             14,869             9,477
                                                                                   -------------     -------------

Total assets...............................................................         $1,228,284        $1,246,265
                                                                                   =============     =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable.......................................................            $42,544        $   35,801
    Other accrued liabilities..............................................             48,923            26,398
    Accrued interest.......................................................             16,140            15,994
    Current portion of long-term debt......................................              7,946            14,655
                                                                                   -------------     -------------

Total current liabilities..................................................            115,553            92,848
                                                                                   -------------     -------------

Long-term debt, less current portion.......................................            485,961           651,945
Deferred revenue...........................................................             14,104            17,031
Non-current accrued expenses...............................................              8,388             1,847
Deferred tax liability.....................................................            127,400            99,707
Commitments and contingencies..............................................                 --                --
Stockholders' equity:
    Common stock, $0.10 par value;  200,000,000  shares  authorized,
      101,440,166 and 97,209,504 shares issued, respectively at June 30,
      2001 and June 30, 2000, respectively.................................             10,144             9,723
    Additional paid-in capital.............................................            444,768           413,962
    Treasury stock, at cost; 416,666 shares at June 30, 2001 and
      June 30, 2000........................................................             (9,682)           (9,682)
    Accumulated other comprehensive income.................................                 62                 8
    Retained earnings (deficit)............................................             31,586           (31,124)
                                                                                   -------------     -------------

Total stockholders' equity.................................................            476,878           382,887
                                                                                   -------------     -------------

Total liabilities and stockholders' equity.................................         $1,228,284        $1,246,265
                                                                                   =============     =============

        SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED JUNE 30,
                                                                ------------------------------------------------------
                                                                     2001               2000                1999
                                                                ----------------    --------------     ---------------
                                                                         (THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
    Well servicing........................................         $758,273            $559,492          $433,657
    Contract drilling.....................................          107,639              68,428            50,613
    Other, net............................................            7,350               9,812             7,547
                                                                ----------------    --------------     ---------------
Total revenues............................................          873,262             637,732           491,817
                                                                ----------------    --------------     ---------------
COSTS AND EXPENSES:
    Well servicing........................................          493,108             399,940           324,965
    Contract drilling.....................................           77,366              58,299            43,556
    Depreciation, depletion and amortization..............           75,147              70,972            62,074
    General and administrative............................           66,071              58,772            53,108
    Bad debt expense......................................            1,263               1,648             5,928
    Debt issuance costs...................................               --                  --             6,307
    Interest..............................................           56,560              71,930            67,401
    Other expenses........................................            4,464               4,147             2,907
    Corporate restructuring...............................               --                  --             4,504
                                                                ----------------    --------------     ---------------
Total costs and expenses..................................          773,979             665,708           570,750

Income (loss) before income taxes.........................           99,283             (27,976)          (78,933)
Income tax benefit (expense)..............................          (37,002)              7,406            25,675
                                                                ----------------    --------------     ---------------

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN (LOSS)                      $62,281            $(20,570)         $(53,258)
Extraordinary gain (loss) on retirement of debt, less
    applicable income taxes of $255--23001 and
    $580--2000.............................................             429               1,611                --
                                                                ----------------    --------------     ---------------

NET INCOME (LOSS).........................................          $62,710            $(18,959)         $(53,258)
                                                                ================    ==============     ===============

EARNINGS (LOSS) PER SHARE:
    Basic--before extraordinary gain (loss)...............            $0.63              $(0.25)           $(1.94)
    Extraordinary gain (loss) on retirement of debt,
      net of tax..........................................               --                0.02                --
                                                                ----------------    --------------     ---------------

    Basic--after extraordinary gain.......................            $0.63              $(0.23)           $(1.94)
                                                                ================    ==============     ===============

    Diluted--before extraordinary gain....................            $0.61              $(0.25)           $(1.94)
    Extraordinary gain on retirement of debt, net of tax..               --                0.02                --
                                                                ----------------    --------------     ---------------

    Diluted--after extraordinary gain.....................            $0.61              $(0.23)           $(1.94)
                                                                ================    ==============     ===============

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic.................................................           98,195              83,815            27,501
    Diluted...............................................          102,271              83,815            27,501


        SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS.

                           KEY ENERGY SERVICES, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2001             2000            1999
                                                                        -------------    -------------    ------------
                                                                                         (THOUSANDS)
NET INCOME (LOSS)................................................           $62,710         $(18,959)       $(53,258)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
    Derivative transition adjustment (See Note 8)................              (778)             ---             ---
    Oil and natural gas derivatives adjustment (See Note 8)......               306              ---              --
    Amortization of oil and natural gas derivatives (See Note 8).               558              ---              --
    Reversal of unrealized gains on available-for-sale
      securities.................................................                --              ---          (1,525)
    Currency translation gain (loss).............................               (32)              (1)              9
                                                                        -------------    -------------    ------------

COMPREHENSIVE INCOME (LOSS), NET OF TAX..........................           $62,764         $(18,960)       $(54,774)
                                                                        =============    =============    ============


           SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                  THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2001             2000            1999
                                                                        -------------    -------------    ------------
                                                                                         (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income / (loss)..........................................           $62,710        $ (18,959)     $  (53,258)
    ADJUSTMENTS TO RECONCILE INCOME FROM OPERATIONS TO
      NET CASH PROVIDED BY (USED IN) OPERATIONS:
    Depreciation, depletion and amortization.....................            75,147           70,972          62,074
    Bad debt expense.............................................             1,263            1,648           5,928
    Amortization of deferred debt issuance costs.................             4,317            5,919           5,216
    Restructuring charge.........................................                --               --             233
    Deferred income taxes........................................            34,698           (1,818)        (25,675)
    (Gain) loss on sale of assets................................               173               25             111
    Extraordinary (gain) loss, net of tax........................              (429)          (1,611)             --
    Other non-cash items.........................................                --               --              13
    CHANGE IN ASSETS AND LIABILITIES NET OF  EFFECTS FROM THE
      ACQUISITIONS:
    (Increase) decrease in accounts receivable...................           (55,076)         (32,853)          9,741
    (Increase) decrease in other current assets..................            (4,485)          (5,483)           (432)
    Increase (decrease) in accounts payable, accrued interest and
      accrued expenses...........................................            29,414           18,875         (17,378)
    Other assets and liabilities.................................            (5,015)          (1,855)             --
                                                                        -------------    -------------    ------------

    Net cash provided by (used in) operating activities..........           142,717           34,860         (13,427)
                                                                        -------------    -------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures--well servicing..........................          (50,799)         (26,469)        (26,776)
    Capital expenditures--contract drilling.......................          (15,884)          (8,282)         (1,063)
    Capital expenditures--other...................................          (15,437)          (3,422)         (3,468)
    Proceeds from sale of fixed assets...........................             3,415            2,722           7,110
    Notes receivable from related parties........................            (1,500)          (2,315)         (2,835)
    Cash received in acquisitions................................                --               --          27,008
    Acquisitions--well servicing..................................           (2,345)              --        (292,638)
    Acquisitions--contract drilling...............................             (800)              --              --
    Other assets and liabilities.................................                --               --          (1,992)
                                                                        -------------    -------------    ------------

    Net cash provided by (used in) investing activities..........           (83,350)         (37,766)       (294,654)
                                                                        -------------    -------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term debt and capital lease obligations....          (382,540)         (51,077)       (487,376)
    Borrowings under line-of-credit..............................            30,000           12,000         328,411
    Proceeds from equity offerings, net of expenses..............                --          100,571         180,441
    Proceeds from long-term debt.................................           175,210               --         142,566
    Proceeds paid for debt issuance costs........................            (4,958)              --         (15,274)
    Proceeds from other long-term debt...........................                --               --         150,000
    Proceeds from forward sale, net of expenses..................                --           18,236              --
    Proceeds from issuance of warrants...........................                --               --           7,434
    Proceeds from exercise of warrants...........................               847            8,473              --
    Proceeds from exercise of stock options......................            14,617            1,098              92
    Other........................................................              (318)              --              --
                                                                        -------------    -------------    ------------

    Net cash provided by (used in) financing activities..........          (167,142)          89,301         306,294
                                                                        -------------    -------------    ------------

    Net increase (decrease) in cash..............................          (107,775)          86,395          (1,787)
    Cash and cash equivalents at beginning of period.............           109,873           23,478          25,265
                                                                        -------------    -------------    ------------

    Cash and cash equivalents at end of period...................            $2,098         $109,873      $   23,478
                                                                        =============    =============    ============


           SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                  THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (THOUSANDS)

                                       COMMON STOCK                                            ACCUMULATED
                                   --------------------  ADDITIONAL                              OTHER
                                     NUMBER   AMOUNT AT   PAID-IN      TREASURY     RETAINED  COMPREHENSIVE
                                   OF SHARES     PAR      CAPITAL        STOCK      EARNINGS     INCOME       TOTAL
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------
BALANCE AT JUNE 30, 1998.........    18,685    $1,868    $119,303     $  (9,682)  $  41,093       $1,525    $154,107
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------

Reversal of unrealized gain on
    available for sale
    securities...................       ---       ---         ---          ---          ---       (1,525)     (1,525)
Foreign currency translation
    adjustment, net of tax.......       ---       ---         ---          ---          ---            9           9
Issuance of warrants with 14%
    Notes........................       ---       ---       7,434          ---          ---          ---       7,434
Issuance of common stock in
    equity offering, net of
    offering costs...............    64,245     6,425     174,016          ---          ---          ---     180,441
Issued to lender in lieu of fee..       200        20         980          ---          ---          ---       1,000
Exercise of options..............        15         2          92          ---          ---          ---          94
Other   .........................        10         2        (210)         ---          ---          ---        (208)
Net income (loss)................       ---       ---         ---          ---      (53,258)         ---     (53,258)
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------

BALANCE AT JUNE 30, 1999.........    83,155    $8,317    $301,615     $ (9,682)   $ (12,165)  $        9    $288,094
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------

Foreign currency translation
    adjustment, net of tax.......       ---       ---         ---          ---          ---           (1)         (1)
Exercise of warrants.............     2,431       243       8,230          ---          ---          ---       8,473
Exercise of options..............       241        24       1,074          ---          ---          ---       1,098
Conversion of 7% Debentures......       380        38       3,568          ---          ---          ---       3,606
Issuance of common stock in equity
    offering, net of offering
    costs........................    11,000     1,100      99,471          ---          ---          ---     100,571
Other............................         3         1           4          ---          ---          ---           5
Net income (loss)................       ---       ---         ---          ---      (18,959)         ---     (18,959)
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------

BALANCE AT JUNE 30, 2000.........    97,210    $9,723    $413,962      $(9,682)    $(31,124)  $        8    $382,887
                                   =========  =========  ===========  =========== ==========  ============= =========

Derivative transition adjustment
    (see Note 8).................        --        --          --           --           --         (778)       (778)
Oil and natural gas derivatives
    Adjustment, net of tax (See
    Note 8)......................        --        --          --           --           --          306         306
Amortization of oil and natural gas
    Derivatives (see Note 8).....        --        --          --           --           --          558         558
Foreign currency translation
    adjustment, Net of tax.......        --        --          --           --           --          (32)        (32)
Exercise of warrants.............       185        19         828           --           --           --         847
Exercise of options..............     3,106       308      14,309           --           --           --      14,617
Conversion of 7% Debentures......       101        10         947           --           --           --         957
Issuance of common stock for
    acquisitions.................       838        84       8,036           --           --           --       8,120
Deferred tax benefit--compensation
    Expense......................        --        --       7,004           --           --           --       7,004
Other............................        --        --        (318)          --           --           --        (318)
Net income (loss)................        --        --          --           --       62,710           --      62,710
                                   ---------  ---------  -----------  ----------- ----------  ------------- ---------
BALANCE AT JUNE 30, 2001.........   101,440   $10,144    $444,768      $(9,682)     $31,586          $62    $476,878
                                   =========  =========  ===========  =========== ==========  ============= =========


           SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                  THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

         Key Energy Services, Inc. (the "Company" or "Key"), is the largest onshore, rig-based well servicing contractor in the world, with approximately 1,477 well service rigs and 1,455 oilfield service vehicles as of June 30, 2001. The Company provides a complete range of well services to major oil companies and independent oil and natural gas production companies, including: rig-based well maintenance, workover, completion, and recompletion services (including horizontal recompletions); oilfield trucking services; and ancillary oilfield services. Key conducts well servicing operations onshore the continental United States in the following regions: Gulf Coast (including South Texas, Central Gulf Coast of Texas, and South Louisiana), Permian Basin of West Texas and Eastern New Mexico, Mid-Continent (including the Anadarko, Hugoton and Arkoma Basins, and the ArkLaTex region), Four Corners (including the San Juan, Piceance, Uinta, and Paradox Basins), Eastern (including the Appalachian, Michigan and Illinois Basins), Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins), and California (the San Joaquin Basin), and internationally in Argentina and Ontario, Canada. The Company is also a leading onshore drilling contractor, with 79 land drilling rigs as of June 30, 2001. Key conducts land drilling operations in a number of major domestic producing basins, as well as in Argentina and in Ontario, Canada. Key also produces and develops oil and natural gas reserves in the Permian Basin region and Texas Panhandle.

BASIS OF PRESENTATION

         The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. The accounting policies presented below have been followed in preparing the accompanying consolidated financial statements.

ESTIMATES AND UNCERTAINTIES

         Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

         Inventories, which consist primarily of oilfield service parts and supplies held for consumption and parts and supplies held for sale at the Company's various retail supply stores, are valued at the lower of average cost or market.

PROPERTY AND EQUIPMENT

         The Company provides for depreciation and amortization of oilfield service and related equipment using the straight-line method, excluding its drilling rigs, over the following estimated useful lives of the assets:

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         DESCRIPTION                                                                  YEARS
         -----------                                                                  -----
         Well service rigs....................................                           25
         Motor vehicles.......................................                            5
         Furniture and equipment..............................                          3-7
         Buildings and improvements...........................                        10-40
         Gas processing facilities............................                           10
         Disposal wells.......................................                        15-30
         Trucks, trailers and related equipment...............                         7-15

         The components of a well service rig that generally require replacement during the rig's life are depreciated over their estimated useful lives, which range from three to 15 years. The basic rigs, excluding components, have estimated useful lives from date of original manufacture ranging from 25 to 35 years. Salvage values are assigned to the rigs based on an estimate of 10%.

         Effective July 1, 1998, the Company made certain changes in the estimated useful lives of its well service rigs, increasing the lives from 17 years to 25 years. This change decreased the net loss for the twelve months ended June 30, 1999 by approximately $3,100,000 ($0.11 per share-basic). This change was made to better reflect the expected utilization of these assets over time, to better provide matching of revenues and expenses and to better reflect the industry standard in regards to estimated useful lives of workover rigs.

         The Company uses the units-of-production method to depreciate its drilling rigs. This method takes into consideration the number of days the rigs are actually in service each month and depreciation is recorded for at least 15 days each month for each rig that is available for service. The Company believes that this method appropriately reflects its financial results by matching revenues with expenses and appropriately reflects how the assets are to be used over time.

         The Company uses the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs and geological and geophysical costs (if any), are expensed. Capitalized costs relating to proved properties are depleted using the units-of-production method.

         The Company follows the provisions of FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets including certain identifiable intangibles, held and used by the Company, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of applying this statement, the Company groups its long-lived assets, including goodwill, on a yard-by-yard basis and compares the estimated future cash flows of each yard to the yard's net carrying value including allocable goodwill. The Company would record an impairment charge, reducing the yard's net carrying value to an estimated fair value, if the estimated future cash flows were less than the yard's net carrying value. Since adoption of this statement no impairment charges have been required.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative financial instruments, primarily commodity option contracts to reduce the exposure of its oil and gas producing operations to changes in the market price of natural gas and crude oil and to fix the price for natural gas and crude oil independently of the physical sale.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         The financial instruments that the Company accounts for as hedging contracts must meet the following criteria: the underlying asset or liability must expose the Company to price risk that is not offset in another asset or liability, the hedging contract must reduce that price risk, and the instrument must be designated as a hedge at the inception of the contract and throughout the contract period. In order to qualify as a hedge, there must be clear correlation between changes in the fair value of the financial instrument and the fair value of the underlying asset or liability such that changes in the market value of the financial instrument will be offset by the effect of price rate changes on the exposed items.

         Prior to the adoption of SFAS 133, premiums paid for commodity option contracts, which qualify as hedges, are amortized to oil and natural gas sales over the terms of the contracts. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under the commodity option contracts are accrued as an increase in oil and natural gas sales for the applicable periods.

         Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 137 and No. 138 ("SFAS 138"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition of all derivative instruments as assets and liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. See Note 8.

COMPREHENSIVE INCOME

         The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In accordance with the provisions of SFAS 130, the Company has presented the components of comprehensive income in its Consolidated Statements of Comprehensive Income.

ENVIRONMENTAL

         The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the adverse environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

GOODWILL

         Net goodwill, totaling $189.9 million and $198.6 million at June 30, 2001 and 2000, respectively, represents the cost in excess of fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in purchase transactions. Goodwill is being amortized on a straight-line basis over periods ranging from ten to 25 years. Amortization of goodwill for fiscal 2001, 2000 and 1999 was approximately $9,322,000, $9,840,000 and $9,202,000, respectively. The carrying amount of unamortized goodwill is reviewed for potential

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


impairment loss whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable (see Property and Equipment above, for further discussion).

DEFERRED COSTS

         Deferred costs totaling $31,052,000 and $30,998,000 at June 30, 2001 and 2000, respectively, represent debt issuance costs and are recorded net of accumulated amortization of $13,428,000 and $12,143,000 at June 30, 2001 and 2000, respectively. Deferred costs are amortized to interest expense using the straight-line method over the life of each applicable debt instrument or to extraordinary loss as related debt is retired early. This method approximates the amortization which would be recorded using the effective interest method. Amortization of deferred costs totaled approximately $3,578,000, $5,176,000 and $4,664,000 for fiscal 2001, 2000 and 1999, respectively. Unamortized debt issuance costs included in the determination of the extraordinary gain (loss) on retirement of debt, net of tax, totaled approximately $1,620,000 for fiscal 2001.

INCOME TAXES

         The Company accounts for income taxes based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized.

         The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Certain subsidiaries that are consolidated for financial reporting purposes are not eligible to be included in the consolidated U. S. federal income tax return and separate provisions for income taxes have been determined for these entities or groups of entities.

EARNINGS PER SHARE

         The Company presents earnings per share information in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Under SFAS 128, basic earnings per common share are determined by dividing net earnings applicable to common stock by the weighted average number of common shares actually outstanding during the year. Diluted earnings per common share is based on the increased number of shares that would be outstanding assuming conversion of dilutive outstanding convertible securities using the "as if converted" method.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                           2001            2000              1999
                                                                        ------------    ------------     -------------
                                                                             (THOUSANDS, EXCEPT PER SHARE DATA)
BASIC EPS COMPUTATION:
NUMERATOR
    Net Income (loss) before extraordinary gain (loss)...........       $    62,281     $  (20,570)      $  (53,258)
    Extraordinary gain (loss), net of tax........................               429          1,611               --
                                                                        ------------    ------------     -------------
    Net income (loss)............................................       $    62,710     $  (18,959)      $  (53,258)
                                                                        ============    ============     =============

DENOMINATOR
    Weighted average common shares outstanding...................            98,195         83,815           27,501
                                                                        ------------    ------------     -------------

BASIC EPS:
    Before extraordinary gain (loss).............................       $      0.63     $    (0.25)      $    (1.94)
    Extraordinary gain (loss), net of tax........................                --          (0.02)              --
                                                                        ------------    ------------     -------------
    Net income (loss)............................................       $      0.63     $    (0.23)      $    (1.94)
                                                                        ============    ============     =============

DILUTED EPS COMPUTATION:
NUMERATOR
    Net income (loss) before extraordinary gain (loss) and
      effect of dilutive securities, tax effected................       $    62,281     $  (20,570)      $  (53,258)
    Convertible securities.......................................                 5              --               --
                                                                        ------------    ------------     -------------
       Net income (loss) before extraordinary gain (loss)........       $    62,286     $  (20,570)      $  (53,258)
       Extraordinary gain (loss), net of tax.....................               429          1,611               --
                                                                        ------------    ------------     -------------
       Net income (loss).........................................       $    62,715     $  (18,959)      $  (53,258)
                                                                        ============    ============     =============

DENOMINATOR
    Weighted average common shares outstanding...................            98,195         83,815            27,501
    Warrants.....................................................               205             --                --
    Stock options................................................             3,853             --                --
    7% Convertible Debentures....................................                18             --                --
                                                                        ------------    ------------     -------------
                                                                            102,271         83,815            27,501

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2001           2000              1999
                                                                        ------------    ------------     -------------
                                                                             (THOUSANDS, EXCEPT PER SHARE DATA)
DILUTED EPS:
    Before extraordinary gain (loss).............................       $      0.61     $    (0.25)      $    (1.94)
    Extraordinary gain (loss), net of tax........................                --           0.02               --
                                                                        ------------    ------------     -------------

    Net income (loss)............................................       $      0.61     $    (0.23)      $    (1.94)
                                                                        ============    ============     =============

         The diluted earnings per share calculation for the year ended June 30, 2001 excludes the effect of the exercise of 360,000 stock options and the conversion of the Company's 5% Convertible Subordinated Notes because the effects of such instruments on earnings per share would be anti-dilutive.

         The diluted earnings per share calculation for the years ended June 30, 2000 and 1999 excludes the effect of the conversion of all of the Company's then outstanding convertible debt and the exercise of all of the Company's then outstanding warrants and stock options because the effects of such instruments on loss per share would be anti-dilutive.

CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing and, by policy, limits the amount of credit exposure to any one financial institution. The Company's customer base consists primarily of multi-national and independent oil and natural gas producers. This may affect the Company's overall exposure to credit risk either positively or negatively in as much as its customers are affected by economic conditions in the oil and gas industry, which have historically been cyclical. However, account receivables are well diversified among many customers and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. Historically, credit losses have been insignificant. Receivables are generally not collateralized, although the Company may generally secure a receivable at any time by filing a mechanic's or material-man's lien on the well serviced. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

         The Company did not have any one customer who represented 10% or more of consolidated revenues for the fiscal year ended June 30, 2001, 2000 or 1999.

STOCK-BASED COMPENSATION

         The Company accounts for stock option grants to employees using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Under the Company's stock incentive plans, the price of the stock on the grant date is the same as the amount an employee must pay to exercise the option to acquire the stock; accordingly, the options have no intrinsic value at grant date, and in accordance with the provisions of APB 25, no compensation cost is recognized.

         Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," sets forth alternative accounting and disclosure requirements for stock-based compensation arrangements. Companies may continue to follow the provisions of APB 25 to measure and recognize employee

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


stock-based compensation; however, SFAS 123 requires disclosure of pro forma net income and earnings per share that would have been reported under the fair value based recognition provisions of SFAS 123. The Company has disclosed in Note 10 the pro forma information required under SFAS 123.

FOREIGN CURRENCY GAINS AND LOSSES

         The local currency is the functional currency for all of the Company's foreign operations (Argentina and Canada). The cumulative translation gains and losses, resulting from translating each foreign subsidiary's financial statements from the functional currency to U.S. dollars, is included in other comprehensive income and accumulated in stockholders' equity until a partial or complete sale or liquidation of the Company's net investment in the foreign entity.

CASH AND CASH EQUIVALENTS

         The Company considers all unrestricted highly liquid investments with less than a three-month maturity when purchased, as cash equivalents.

RECLASSIFICATIONS

         Certain reclassifications have been made to the fiscal 2000 and 1999 consolidated financial statements to conform to the fiscal 2001 presentation. The reclassifications consist primarily of reclassifying oil and natural gas productions revenues and expenses. Oil and natural gas production revenues and related expenses have been reclassified to other revenues and other expenses because the Company does not believe this business segment is material to the Company's consolidated financial statements.

2.       RESTRUCTURING CHARGE

         In response to an industry downturn caused by historically low oil and gas prices and the resulting slowdown in business, on December 7, 1998, the Company announced a company-wide restructuring plan to reduce operating costs beyond those achieved through the Company's consolidation efforts. The plan involved a reduction in the size of management and on-site work force, salary reductions averaging 21% for senior management, the combination of previously separate operating divisions and the elimination of redundant overhead and facilities. The restructuring plan resulted in pretax charges to earnings of approximately $6.7 million in the second quarter ending December 31, 1998 and $1.5 million in the third quarter ending March 31, 1999. However, due to an increase in oil and gas prices beginning during the quarter ended March 31,1999, the Company amended its restructuring plan to decrease the number of planned employee terminations.

         Increased demand for the Company's services made such terminations unnecessary and would have, in management's opinion, restricted the Company's ability to provide services to its customers. Consequently, the Company did not utilize approximately $3.7 million of the pretax charges. Essentially all of the unutilized portion of the restructuring charge was reversed in the fourth quarter ending June 30, 1999 resulting in a total pretax charge for the fiscal year ended June 30, 1999 of approximately $4.5 million. The charges included severance payments and other termination benefits for approximately 97 employees, lease commitments related to closed facilities and environmental studies performed on closed leased yard locations.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         The Company completed the plan at June 30, 2000. There remained approximately $180,000 for COBRA benefits to terminated employees and $53,000 for contractual payments to an employee at June 30, 1999. The major components of the restructuring charge and costs incurred through June 30, 1999 were as follows:

                                                                                   COST INCURRED
                                                              RESTRUCTURING           THROUGH          BALANCE AS OF
a.       Description                                              CHARGE           JUNE 30, 1999       JUNE 30, 1999
                                                              ---------------     ----------------     ---------------
                                                                                  (IN THOUSANDS)
Severance/Employee costs.............................           $    4,457          $   (4,224)          $      233
Lease commitments....................................                   27                 (27)                  --
Environmental clean-up...............................                   20                 (20)                  --
                                                              ---------------     ----------------     ---------------
Total................................................           $    4,504          $   (4,271)          $      233
                                                              ===============     ================     ===============

3.       BUSINESS AND PROPERTY ACQUISITIONS

ACQUISITIONS COMPLETED IN FISCAL 2001 AND 2000

         There were no acquisitions completed by the Company during fiscal 2000. During fiscal 2001, the Company completed several small acquisitions for a total consideration of $11,965,000, which was paid using a combination of cash, notes and shares of the Company's common stock. Through these acquisitions, the Company acquired 34 well service rigs, 8 trucking vehicles, ancillary equipment and five salt water disposal facilities. Each of the acquisitions was accounted for using the purchase method and the results of the operations generated from the acquired assets are included in the Company's results of operations as of the completion date of each acquisition.

DAWSON PRODUCTION SERVICES, INC.

         In September 1998, the Company completed the acquisition of all of the capital stock of Dawson Production Services, Inc. (Dawson) for an aggregate consideration of approximately $382.6 million, including approximately $207.1 million of cash paid for the Dawson stock and for transactional fees and approximately $175.5 million of net liabilities assumed.

         Expenditures for the Dawson acquisition, including acquisition costs, less cash acquired were as follows (in thousands):

Fair value of assets acquired, including goodwill.............................................         $    409,722
Liabilities assumed...........................................................................             (199,439)
Liabilities for employee termination costs and lease termination costs........................               (3,162)
                                                                                                       --------------

Cash paid, including acquisition related expenditures and the cost of Dawson common
     stock previously held....................................................................              207,121
Less: Cash acquired...........................................................................              (27,008)
                                                                                                       --------------

Net cash used for the acquisition.............................................................           $  180,113
                                                                                                       ==============

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         At the time of the closing, Dawson owned approximately 527 well service rigs, 200 oilfield trucks, and 21 production testing units in South Texas and the Gulf Coast, East Texas and Louisiana, the Permian Basin of West Texas and New Mexico, the Anadarko Basin of Texas and Oklahoma, California, and in the inland waters of the Gulf of Mexico.

         In connection with the Dawson acquisition, the Company recognized liabilities for the estimated costs to involuntarily terminate employees of Dawson and to exit certain activities of Dawson, primarily Dawson's lease liability for its corporate offices. As of June 30, 1999, the Company had completed its severance plan, terminating 44 former Dawson employees. At June 30, 1999, the Company had $592,000 accrued, representing the estimated lease termination costs of Dawson's former corporate offices.

OTHER FISCAL 1999 ACQUISITIONS

         In addition to its acquisition of Dawson, the Company acquired the assets and/or capital stock of six well servicing and contract drilling businesses during fiscal 1999, increasing its rig and truck fleet by a total of approximately 93 well service rigs, 4 drilling rigs and 185 oilfield trucks (and related equipment) for an aggregate purchase price of approximately $93.7 million in cash. Each of the acquisitions was accounted for using the purchase method and the results of the operations, generated from the acquired assets, are included in the Company's results of operations as of the completion date of each acquisition.

PRO FORMA RESULTS OF OPERATIONS--(UNAUDITED)

         The following unaudited pro forma results of operations have been prepared as though the Dawson acquisition had been acquired on July 1, 1998 with adjustments to record specifically identifiable decreases in direct costs and general and administrative expenses related to the termination of individual employees. Pro forma amounts are not necessarily indicative of the results that may be reported in the future.

                                                                                     YEAR ENDED
                                                                                   JUNE 30, 1999
                                                                           -------------------------------
                                                                             (IN THOUSANDS, EXCEPT PER
                                                                                    SHARE DATA)
          Revenue..........................................................          $   524,924
          Net income (loss)................................................              (58,211)
          Basic earnings (loss) per share..................................                (2.12)

4.       COMMITMENTS AND CONTINGENCIES

         Various suits and claims arising in the ordinary course of business are pending against the Company. Management does not believe that the disposition of any of these items will result in a material adverse impact to the consolidated financial position, results of operations or cash flows of the Company.

         In order to retain qualified senior management, the Company enters into employment agreements with its executive officers. These employment agreements run for periods ranging from three to five years, but can be automatically extended on a yearly basis unless terminated by the Company or the executive officer. In addition to providing a base salary for each executive officer, the employment agreements provide for severance payments for each executive officer varying from 1 to 3 years of the executive officer's base salary. At June 30, 2001 the annual base salaries for the executive officers covered under such employment agreements totaled $1,125,000. The Company also enters into employment agreements with other key employees as it deems necessary in order to retain qualified personnel.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         The components of long-term debt are as follows:

                                                                                               JUNE 30,
                                                                                    --------------------------------
                                                                                        2001              2000
                                                                                    -------------    ---------------
                                                                                              (THOUSANDS)
   Senior Credit Facility(i)
        Revolving Loans...................................................          $     2,000      $     93,000
        Tranche A Term Loan...............................................                   --            22,987
        Tranche B Term Loan...............................................                   --           175,961
   8 3/8% Senior Subordinated Notes Due 2009(iii).........................              134,466           143,650
   5% Convertible Subordinated Notes Due 2004(iv).........................              158,426           205,810
   7% Convertible Subordinated Debentures Due 2003(v).....................                   --             1,000
   Capital Leases.........................................................               22,964            21,911
   Other notes payable....................................................                  805             1,175
                                                                                    -------------    ---------------
                                                                                        493,907           666,600
   Less current portion...................................................                7,946            14,655
                                                                                    -------------    ---------------
   Total long-term debt...................................................          $   485,961      $    651,945
                                                                                    =============    ===============

(I)      SENIOR CREDIT FACILITY

         At June 30, 2001, the Company's senior credit facility (the "Senior Credit Facility") consisted of a $125 million revolving credit facility. In addition, up to $20 million of letters of credit can be issued under the Senior Credit Facility, but any outstanding letters of credit reduces borrowing availability under the revolver. The commitment to make revolving loans reduced to $100 million, on September 14, 2001 and will reduce to $75 million on September 14, 2002. The revolving commitment will terminate on September 14, 2003, and all the revolving loans must be paid on or before that date.

         The revolving loans bear interest at rates based upon, at the Company's option, either the prime rate plus a margin ranging from 0.75% to 2.00% or a Eurodollar rate plus a margin ranging from 2.25% to 3.50%, in each case depending upon the ratio of the Company's total debt (less cash on hand over $5 million) to the Company's trailing 12-month EBITDA, as adjusted. The Company pays commitment fees on the unused portion of the revolving loan at a varying rate (depending upon the pricing ratio) of between 0.25% and 0.50%.

         The Senior Credit Facility contains various financial covenants, including: (i) consolidated debt-to-capitalization ratio at generally decreasing levels varying between 79% and 65%, (ii) consolidated interest coverage ratio at generally increasing levels varying between 2.00-to-1.00 and 3.50-to-1.00, (iii) consolidated senior leverage ratio at generally decreasing levels varying between 2.50-to-1.00 and 2.00-to-1.00, and (iv) trailing 12-month EBITDA, as adjusted, at generally increasing levels varying between $50 million and $150 million. In addition, the Company must maintain a consolidated fixed charge coverage ratio at generally decreasing levels varying between 1.25-to-1.00 and 1.00 to 1.00. The covenants for consolidated senior leverage ratio and consolidated interest coverage ratio are not imposed until the quarter ending March 31, 2001, and the covenant levels for consolidated debt-to-capitalization and trailing 12-month EBITDA, as adjusted, will remain fixed at 79% and $50 million, respectively, for the same period. The Company is also required to maintain a consolidated liquidity level of at least $30 million.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998


         The Senior Credit Facility subjects the Company to other restrictions, including restrictions upon the Company's ability to incur additional debt, liens and guarantee obligations, to merge or consolidate with other persons, to sell assets, to make dividends, purchases of our stock or subordinated debt, to make capital expenditures in excess of levels ranging from $37.5 million in fiscal 1999 to $65 million in fiscal 2004, or to make investments, loans and advances or changes to debt instruments and organizational documents. The Company will not be permitted to make acquisitions unless (i) its consolidated debt to capitalization ratio is not more than 60% or (ii) its consolidated debt to capitalization ratio is not increased and the acquisition is funded solely with capital stock. The Company must also maintain consolidated net worth not less than, $195 million plus (i) 75% of consolidated net income for each fiscal quarter beginning with the period ending December 31, 1998, (ii) 75% of the net cash proceeds from issuance of capital stock after September 14, 1998 and (iii) 75% of the increase in consolidated net worth resulting from the conversion of the 5% Convertible Subordinated Notes or other convertible debt issued after September 14, 1998. All obligations under the Senior Credit Facility are guaranteed by most of the Company's subsidiaries and are secured by substantially all the Company's assets, including the Company's accounts receivable, inventory and equipment.

         During fiscal 2001, a portion of the net proceeds from the Equity Offering (see Note 10) was used to repay the entire outstanding balance of the Tranche A term loan then outstanding under the Senior Credit Facility and $2.3 million of the Tranche B term loan then outstanding under the Senior Credit Facility. In addition, $65 million of the net proceeds from the Equity Offering were used to reduce the principal amount outstanding under the revolver. The remainder of the net proceeds of the Equity Offering was used to retire other long-term debt. A portion of the proceeds from the Company's 8 3/8% Senior Note offering in fiscal 2001 was used to repay the entire outstanding balance of the Tranche B term loan then outstanding under the Senior Credit Facility and approximately $59.1 million under the revolver.

         At June 30, 2001, there was approximately $2,000,000 outstanding under the revolving loans. Additionally, the Company had outstanding letters of credit of $11,995,000 and $15,132,000 as of June 30, 2001 and 2000,
respectively, related to its workers compensation insurance.

(II)     8 3/8% SENIOR NOTES

         On March 6, 2001 the Company completed a private placement of $175,000,000 of 8 3/8% Senior Notes due 2008 (the "8 3/8% Senior Notes"). The net cash proceeds from the private placement were used to repay all of the remaining balance of the original term loans under the Senior Credit Facility and a portion of the revolving loan facility under the Senior Credit Facility. The 8 3/8% Senior Notes are senior unsecured obligations, ranking equally with the Company's senior unsecured indebtedness. The 8 3/8% Senior Notes are effectively subordinated to Key's secured indebtedness which includes borrowings under the Senior Credit Facility and the Dawson 9 3/8% Senior Notes.

         On and after March 1, 2005, the Company may redeem some or all of the 8 3/8% Senior Notes at any time at varying redemption prices in excess of par, plus accrued interest. In addition, before March 1, 2004, the Company may redeem up to 35% of the aggregate principal amount of the 8 3/8% Senior Notes with the proceeds of certain sales of equity at 108.375% of par plus accrued interest.

         At June 30, 2001, $175,000,000 principal amount of the 8 3/8% Senior Notes remained outstanding. The 8 3/8% Senior Notes pay interest semi-annually on March 1 and September 1 of each year.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


(III)    14% SENIOR SUBORDINATED NOTES

         On January 22, 1999, the Company completed the private placement of 150,000 units ("the Units") consisting of $150,000,000 of 14% Senior Subordinated Notes due 2009 (the "14% Senior Subordinated Notes") and 150,000 warrants to purchase 2,173,433 shares of common stock at an exercise price of $4.88125 per share (the "Unit Warrants"). The net cash proceeds from the private placement were used to repay substantially all of the remaining $148.6 million principal amount (plus accrued interest) owed under the Company's bridge loan facility arranged in connection with the acquisition of Dawson Production Services, Inc. ("Dawson").

         On and after January 15, 2004, the Company may redeem some or all of the 14% Senior Subordinated Notes at any time at varying redemption prices in excess of par, plus accrued interest. In addition, before January 15, 2002, the Company may redeem up to 35% of the aggregate principal amount of the 14% Senior Subordinated Notes with the proceeds of certain sales of equity at 114% of par, plus accrued interest. On June 11, 2001, the Company exercised its right of redemption for $10,313,000 principal amount of the 14% Senior Subordinated Notes at a price of 114% of the principal amount plus accrued interest, leaving $139,687,000 principal amount outstanding as of June 30, 2001.

         The Unit Warrants have separated from the 14% Senior Subordinated Notes and became exercisable on January 25, 2000. On the date of issuance, the value of the Unit Warrants was estimated at $7,434,000 and is classified as a discount to the 14% Senior Subordinated Notes on the Company's consolidated balance sheet. The discount is being amortized to interest expense over the term of the 14% Senior Subordinated Notes. The 14% Senior Subordinated Notes mature and the Unit Warrants expire on January 15, 2009. The 14% Senior Subordinated Notes are subordinate to the Company's senior indebtedness, which includes borrowings under the Current Senior Credit Facility, the Dawson 9 3/8% Senior Notes and the 8 3/8% Senior Notes.

         In the event of a change in control of the Company, as defined in the indenture under which the 14% Senior Subordinated Notes were issued, each holder of 14% Senior Subordinated Notes will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's 14% Senior Subordinated Notes, within 60 days of such event, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon.

         During fiscal 2001, the Company repurchased (and cancelled) $10,313,000 principal amount of the 14% Senior Subordinated Notes and paid a premium of approximately $1,444,000. At June 30, 2001, $139,687,000 principal amount of the 14% Senior Subordinated Notes remained outstanding. The 14% Senior Subordinated Notes pay interest semi-annually on January 15 and July 15 of each year, beginning July 15, 1999. Interest of approximately $10,500,000 was paid on July 15, 2000 and January 15, 2001. As of June 30, 2001, 62,500 Unit Warrants had been exercised, producing approximately $4,173,000 of proceeds to the Company and leaving 87,500 Unit Warrants outstanding.

(IV)     5% CONVERTIBLE SUBORDINATED NOTES

         In late September and early October 1997, the Company completed a private placement of $216 million of 5% Convertible Subordinated Notes due 2004 (the "5% Convertible Subordinated Notes"). The 5% Convertible Subordinated Notes are subordinate to the Company's senior indebtedness, which includes borrowings under the Senior Credit Facility, the 14% Senior Subordinated Notes, the Dawson 9 3/8% Senior Notes and the 8 3/8% Senior Notes. The 5% Convertible Subordinated Notes are convertible, at the holder's option, into shares of the Company's common stock at a conversion price of $38.50 per share, subject to certain adjustments.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         The 5% Convertible Subordinated Notes are redeemable, at the Company's option, on and after September 15, 2000, in whole or part, together with accrued and unpaid interest. The initial redemption price is 102.86% for the year beginning September 15, 2000 and declines ratably thereafter on an annual basis.

         During fiscal 2001, the Company repurchased (and cancelled) $47,384,000 principal amount of the 5% Convertible Subordinated Notes, leaving $158,426,000 principal amount of the 5% Convertible Subordinated Notes outstanding at June 30, 2001. These repurchases resulted in an after tax gain of approximately $3.2 million. Interest on the 5% Convertible Subordinated Notes is payable on March 15 and September 15. Interest of approximately $4,890,000 was paid on September 15, 2000 and $4,815,000 was paid on March 15, 2001, respectively.

(V)      DAWSON 9 3/8% SENIOR NOTES

         As a result of the Dawson acquisition (see Note 3), the Company, its subsidiaries and U.S. Trust Company of Texas, N.A., as trustee ("U.S. Trust"), entered into a Supplemental Indenture dated September 21, 1998 (the "Supplemental Indenture"), pursuant to which the Company assumed the obligations of Dawson under the Indenture dated February 20, 1997 (the "Dawson Indenture") between Dawson and U.S. Trust. The senior notes due 2007 (the "Dawson 9 3/8% Senior Notes") issued pursuant to the Dawson Indenture were equally and ratably secured with the obligations under the Senior Credit Facility. As a result of a mandatory tender offer made in connection with the Dawson acquisition and subsequent repurchases, only $1,106,000 principal amount of Dawson 9 3/8% Senior Notes remained outstanding at June 30, 2000.

         During fiscal 2001, the Company repurchased $860,000 principal amount of the Dawson 9 3/8% Senior Notes, leaving $246,000 principal amount outstanding as of June 30, 2001. Interest on the Dawson 9 3/8% Senior Notes is payable on February 1 and August 1 of each year. Interest of approximately $52,000 and approximately $14,000 was paid on August 1, 2000 and February 1, 2001, respectively.

(VI)     7% CONVERTIBLE SUBORDINATE DEBENTURES

         In July 1996, the Company completed a private placement of $52,000,000 principal amount of 7% Convertible Subordinated Debentures due 2003 (the "7% Convertible Subordinated Debentures"). During the quarter ended September 30, 2000, $985,000 principal amount of the 7% Convertible Subordinated Debentures were surrendered for conversion by the holders thereof and 101,025 shares of common stock were issued on September 1, 2000 in connection with the conversion. On September 1, 2000, the remaining $15,000 principal amount of the outstanding 7% Convertible Subordinated Debentures was redeemed at 103% of the principal amount plus accrued interest, leaving none outstanding. Interest on the 7% Convertible Subordinated Debentures was payable on January 1 and July 1 of each year. Interest of approximately $35,000 was paid on July 1, 2000.

CAPITALIZED DEBT ISSUANCE COSTS, REPAYMENT SCHEDULE AND INTEREST EXPENSE

         The Company capitalized a total of approximately $4,958,000 and $16,370,000 in fees and costs in connection with its various financings during fiscal 2001 and 1999 respectively. The Company did not incur any fees or costs in connection with financing activities in fiscal 2000.

         Presented below is a schedule of the repayment requirements of long-term debt for each of the next five years and thereafter as of June 30, 2001:

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


FISCAL YEAR ENDED JUNE 30,                                                 PRINCIPAL
                                                                            AMOUNT
                                                                         --------------
                                                                         (IN THOUSANDS)
     2002......................................................          $     7,946
     2003......................................................                7,912
     2004......................................................                9,911
     2005......................................................              158,426
     2006......................................................                   --
Thereafter.....................................................              309,712
                                                                         --------------

                                                                         $   493,907
                                                                         ==============

         The Company's interest expense for the years ended June 30, 2001, 2000, and 1999 consisted of the following:

                                                                          2001              2000             1999
                                                                      --------------    --------------    ------------
                                                                                      (IN THOUSANDS)
Cash payments for interest.....................................       $     51,524      $     61,956      $    52,397
Commitment and agency fees paid................................              1,203             1,139              527
Accretion of discount on notes.................................                739               743              552
Amortization of debt issuance costs............................              3,578             5,176            4,664
Net change in accrued interest.................................                146             2,916            9,261
Other..........................................................              (630)                --               --
                                                                      --------------    --------------    ------------

                                                                      $     56,560      $     71,930      $    67,401
                                                                      ==============    ==============    ============

6.       DEBT ISSUANCE COSTS

         During fiscal 1999, the Company recorded an expense item of $6,307,000 which represented the write-off of debt issuance costs. The debt issuance costs were associated with a bridge loan incurred in connection with the Dawson acquisition, which was subsequently paid primarily with the proceeds from the Company's private placement of 14% Senior Subordinated Notes (see Note 5). During fiscal 2000, the Company expensed $338,000 of debt issuance costs related to the conversion of 7% Convertible Subordinated Debentures and other prepayments of debt.

7.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2001 and 2000. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                                                                 2001                               2000
                                                    -------------------------------    -------------------------------
                                                      CARRYING            FAIR           CARRYING            FAIR
                                                       VALUE             VALUE            VALUE             VALUE
                                                    -------------     -------------    -------------     -------------
Financial Assets:
   Cash and cash equivalents.................       $     2,098       $     2,098      $   109,873       $   109,873
   Accounts receivable, net..................           177,016           177,016          123,203           123,203
   Notes receivable--related parties.........             6,050             6,600            5,150             5,150
   Commodity option contracts................             1,035             1,035               --                --
Financial Liabilities:
   Accounts payable..........................            42,544            42,544           34,091            34,091
   Commodity option contracts................               344               344               --               778
   Long-term debt
     Senior Credit Facility..................             2,000             2,000          291,948           291,948
     8 3/8% Senior Notes.....................           175,000           176,094               --                --
     5% Convertible Subordinated Notes.......           158,426           141,989          205,810           160,532
     7% Convertible Subordinated Debentures..                --                --            1,000             1,130
     14% Senior Subordinated Notes...........           134,466           153,498          143,650           162,325
     Dawson 9 3/8% Senior Notes..............               246               246            1,106             1,029
     Capital lease liabilities...............            22,964            22,964           21,911            21,911
     Other debt..............................               805               805            1,175             1,175

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Cash, trade receivables and trade payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

         Commodity option contracts: For fiscal 2001, under SFAS 133, the carrying amount of the commodity option contracts approximate fair value. For fiscal 2000, the carrying value is comprised of the unamortized premiums paid for the option contracts. The fair value of the commodity option contracts is estimated using the discounted forward prices of each options index price, for the term of each option contract.

         Notes receivable-related parties: The amounts reported relate to notes receivable from officers of the Company.

         Long-term debt: The fair value of the Company's long-term debt is based upon the quoted market prices for the various notes and debentures at June 30, 2001 and 2000, and the carrying amounts outstanding under the Company's senior credit facility.

8.       DERIVATIVE FINANCIAL INSTRUMENTS

         The Company utilizes derivative financial instruments to manage well defined commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counter-parties to its commodity hedges. The Company only deals with reputable financial institutions as counter-parties and anticipates that such counter-parties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counter-parties.

         The Company periodically hedges a portion of its oil and natural gas production through collar and option agreements. The purpose of the hedges is to provide a measure of stability in the volatile environment of oil and natural gas prices and to manage exposure to commodity price risk under existing sales commitments. The Company's risk management objective is to lock in a range of pricing for expected production volumes. This allows the Company to forecast future earnings within a predictable range. The Company meets this objective by entering into collar and option arrangements which allow for acceptable cap and floor prices.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         The Company does not enter into derivative instruments for any purpose other than for economic hedging. The Company does not speculate using derivative instruments. The Company has identified the following derivative instruments:

         FREESTANDING DERIVATIVES. On March 30, 2000 the Company entered into a collar arrangement for a 22-month period whereby the Company will pay if the specified price is above the cap index and the counter-party will pay if the price should fall below the floor index. The hedge defines a range of cash flows bounded by the cap and floor prices. On May 25, 2001 the Company entered into an option arrangement for a 12-month period beginning March 2002. whereby the counter-party will pay if the price should fall below the floor index. The Company desires a measure of stability to ensure that cash flows do not fall below a certain level.

         Prior to the adoption of SFAS 133 as discussed in Note 1, these collars and options were accounted for as cash flow type hedges. Accordingly, the transition adjustment resulted in recording a $778,000 liability for the fair value of the collars to accumulated other comprehensive income, of which $520,000 was recognized in earnings during fiscal 2001. It is estimated that the remaining $258,000 of this transition adjustment will be recognized in earnings over the next fiscal year. While this arrangement was intended to be an economic hedge, as of July 1, 2000, the Company had not documented the March 30, 2000 oil and natural gas collars as cash flow hedges and therefore reported a charge to operations of $565,000 for the increase in fair value of the liability as of September 30, 2000 in other income. As of October 1, 2000, the Company documented these collars as cash flow hedges. As of May 25, 2001, the Company had not documented the May 25, 2001 oil and natural gas options as cash flow hedges and therefore has included income of $768,000 for the increase in fair value of the asset as of June 30, 2001 in other income. As of July 1, 2001, the Company documented these options as cash flow hedges. During fiscal 2001, the Company recorded a net increase of $999,000 in derivative assets, net of derivative liabilities, of which $132,000 represented ineffectiveness and was credited to earnings.

         EMBEDDED DERIVATIVES. The Company is party to a volumetric production payment that meets the definition of an embedded derivative under SFAS 133. Effective July 1, 2000, the Company determined and documented that the volumetric production payment is excluded from the scope of SFAS 133 under the normal purchases/sales exclusion as set forth in SFAS 138.

         For fiscal 2000 and 1999, gains and amortization of premiums paid on option contracts are recognized as an adjustment to sales revenue when the related transactions being hedged are finalized.

         The net effect of the Company's commodity hedging activities decreased oil and natural gas revenues for the year ended June 30, 2000 by $822,270 and increased oil and natural gas revenues for the year ended June 30, 1999 by $158,500.

         The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at June 30, 2001 and 2000:

                                                                                         STRIKE PRICE
                               MONTHLY INCOME                                           PER BBL/MMBTU
                           ------------------------                                  ------------------------------------
                                          NATURAL
                             OIL            GAS
                            (BBLS)        (MMBTU)                TERM                  FLOOR         CAP         VALUE
                           ---------    -----------    --------------------------    ---------    --------    -----------
At June 30, 2001
   Oil Collars............    5,000             --     Mar 2001 - Feb. 2002            $19.70   -  $23.70      $(115,000)
   Oil Put................    5,000             --     Mar 2002 - Feb. 2003             22.00   -  --            141,000
   Natural Gas Collars....       --         40,000     Mar 2001 - Feb. 2002              2.40   -  2.91        $    3.19
   Natural Gas Put........       --         75,000     Mar 2002 - Feb. 2003              3.00   -  --            894,000

At June 30, 2000
   Oil Collars............    4,000             --     May 2000 - Feb. 2001            $22.20   -  $26.50      $(118,000)
                              5,000             --     Mar 2001 - Feb. 2002            $19.70   -  $23.70       (140,000)
   Gas Collars............                  30,000     May 2000 - Feb. 2001            $ 2.60   -  $ 3.19       (272,000)
                                            40,000     Mar 2001 - Feb. 2002            $ 2.40   -  $ 2.91       (248,000)

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         (The strike prices for the oil options are based on the NYMEX spot price for West Texas Intermediate; the strike prices for the natural gas collars are based on the Inside FERC-West Texas Waha spot price; the strike price for the natural gas put is based on the Inside FERC-El Paso Permian spot price.)

9.       OTHER ACCRUED LIABILITIES

         Other accrued liabilities consist of the following:

                                                                                               JUNE 30,
                                                                                    --------------------------------
                                                                                        2001              2000
                                                                                    -------------    ---------------
                                                                                            (IN THOUSANDS)
   Accrued payroll, taxes and employee benefits...........................          $    31,242      $    15,261
   State sales, use and other taxes.......................................                5,825            2,465
   Oil and gas revenue distribution.......................................                1,606            1,714
   Other..................................................................               10,250            6,958
                                                                                    -------------    ---------------
   Total..................................................................          $    48,923      $    26,398
                                                                                    =============    ===============

10.      STOCKHOLDERS' EQUITY

EQUITY OFFERINGS

         On June 30, 2000, the Company closed the public offering of 11,000,000 shares of common stock at $9.625 per share, or approximately $106 million (the "Equity Offering"). Net proceeds from the Equity Offering of approximately $101 million were used to repay a portion of the Company's term loan borrowings and revolving line of credit under its senior credit facility and retire other long-term debt.

         On May 7, 1999, the Company closed the public offering of 55,300,000 shares of common stock (300,000 shares of which were sold pursuant to the underwriters' over-allotment option discussed below) at $3.00 per share, or $166 million (the "Prior Public Offering"). Concurrently therewith, the Company closed the offering of 3,508,772 shares of common stock at $2.85 per share, or $10 million (the "Prior Concurrent Offering" and together with the Prior Public Offering, the "Prior Equity Offerings"). In addition, on June 7, 1999, the underwriters of the Prior Public Offering exercised an over-allotment option to purchase an additional 5,436,000 million shares to cover overallotments. Net proceeds from the Prior Equity Offerings of approximately $180.4 million were used to repay a portion of the Company's term loan borrowings under its senior credit facility.

STOCK INCENTIVE PLANS

         On January 13, 1998 the Company's shareholders approved the Key Energy Group, Inc. 1997 Incentive Plan, as amended (the "1997 Incentive Plan"). The 1997 Incentive Plan is an amendment and restatement of the plans formerly known as the "Key Energy Group, Inc. 1995 Stock Option Plan" (the "1995 Option Plan") and the "Key Energy Group, Inc. 1995 Outside Directors Stock Option Plan" (the "1995 Directors Plan") (collectively, the "Prior Plans").

         All options previously granted under the Prior Plans and outstanding as of November 17, 1997 (the date on which the Company's board of directors adopted the plan) were assumed and continued, without modification, under the 1997 Incentive Plan.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         Under the 1997 Incentive Plan, the Company may grant the following awards to key employees, directors who are not employees ("Outside Directors") and consultants of the Company, its controlled subsidiaries, and its parent corporation, if any: (i) incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) "nonstatutory" stock options ("NSOs"), (iii) stock appreciation rights ("SARs"), (iv) shares of the restricted stock, (v) performance shares and performance units, (vi) other stock-based awards and (vii) supplemental tax bonuses (collectively, "Incentive Awards"). ISOs and NSOs are sometimes referred to collectively herein as "Options".

         The Company may grant Incentive Awards covering an aggregate of the greater of (i) 3,000,000 shares of the Company's common stock and (ii) 10% of the shares of the Company's common stock issued and outstanding on the last day of each calendar quarter, provided, however, that a decrease in the number of issued and outstanding shares of the Company's common stock from the previous calendar quarter shall not result in a decrease in the number of shares available for issuance under the 1997 Incentive Plan. As a result of the Company's equity offering discussed above, as of June 30, 2001, the number of shares of the Company's common stock that may be covered by Incentive Awards has increased to approximately 10.1 million.

         Any shares of the Company's common stock that are issued and are forfeited or are subject to Incentive Awards under the 1997 Incentive Plan that expire or terminate for any reason will remain available for issuance with respect to the granting of Incentive Awards during the term of the 1997 Incentive Plan, except as may otherwise be provided by applicable law. Shares of the Company's common stock issued under the 1997 Incentive Plan may be either newly issued or treasury shares, including shares of the Company's common stock that the Company receives in connection with the exercise of an Incentive Award. The number and kind of securities that may be issued under the 1997 Incentive Plan and pursuant to then outstanding Incentive Awards are subject to adjustments to prevent enlargement or dilution of rights resulting from stock dividends, stock splits, recapitalizations, reorganization or similar transactions.

         The maximum number of shares of the Company's common stock subject to Incentive Awards that may be granted or that may vest, as applicable, to any one Covered Employee (defined below) during any calendar year shall be 500,000 shares, subject to adjustment under the provisions of the 1997 Incentive Plan.

         The maximum aggregate cash payout subject to Incentive Awards (including SARs, performance units and performance shares payable in cash, or other stock-based awards payable in cash) that may be granted to any one Covered Employee during any calendar year is $2,500,000. For purposes of the 1997 Incentive Plan, "Covered Employees" means a named executive officer who is one of the group covered employees as defined in Section 162(m) of the Code and the regulation promulgated thereunder (i.e., generally the chief executive officer and the other four most highly compensated executive officers for a given year.)

         The 1997 Incentive Plan is administrated by the Compensation Committee appointed by the Board of Directors (the "Committee") consisting of not less than two directors each of whom is (i) an "outside director" under
Section 162(m) of the Code and (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934. In addition, subject to applicable shareholder approval requirements, the Company may issue NSOs outside the 1997 Incentive Plan.

         The exercise price of options granted under the 1997 Incentive Plan and outside the 1997 Incentive Plan is at or above the fair market value per share on the date the options are granted. The exercise of NSOs results in a U.S. tax deduction to the Company equal to the income tax effect of the difference between the exercise price and the market price at the exercise date. The following table summarizes the stock option activity related to the Company's plans (shares in thousands):

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                                                                   FISCAL YEAR ENDING JUNE 30,
                                            --------------------------------------------------------------------------
                                                     2001                       2000                     1999
                                            ------------------------    ----------------------    --------------------
                                                           WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                            AVERAGE                  AVERAGE                  AVERAGE
                                                            EXERCISE                 EXERCISE                 EXERCISE
                                              SHARES         PRICE       SHARES       PRICE        SHARES       PRICE
                                            ----------     ---------    --------    ----------    --------    --------
Outstanding-beginning of fiscal year.....   $  9,470       $  6.37       6,920      $  5.55       2,292      $  10.33
   Granted...............................      2,533          8.08       3,688         8.61       5,443          4.32
   Exercised.............................     (3,107)         4.70        (241)        4.56         (15)         6.36
   Forfeited.............................       (193)         4.92        (897)        9.80        (800)        10.87
                                            ----------     ---------    --------    ----------    -------    ---------

Outstanding--end of fiscal year...........     8,703          7.49       9,470         6.37       6.920          5.55
                                            ==========                  ========                  =======

Exercisable--end of fiscal year..........      5,820                     4,370                    1,020
                                            ==========                  ========                  =======

STOCK INCENTIVE PLANS

         The foregoing stock option activity summary reflects that effective as of September 4, 1998, the Committee authorized the cancellation and reissue of stock options for employees that were not executive officers for the purpose of changing the exercise price and vesting schedule of such options. A total of 473,556 stock options were cancelled, with a weighted average price of approximately $13.09 per share, and reissued with an exercise price of $7.125 per share. The vesting of the new options is ratable over a three-year period from the date of grant.

         The following table summarizes information about the stock options outstanding at June 30, 2001 (shares in thousands):

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                          -------------------------------------------    ----------------------------
                                           NUMBER OF                                      NUMBER OF
                                            SHARES          WEIGHTED-                       SHARES
                                          OUTSTANDING        AVERAGE       WEIGHTED-     EXERCISABLE      WEIGHTED-
                                              AT            REMAINING       AVERAGE           AT           AVERAGE
                                           JUNE 30,        CONTRACTUAL     EXERCISE        JUNE 30,        EXERCISE
RANGE OF EXERCISE PRICES                     2001             LIFE           PRICE           2001           PRICE
------------------------                  ------------     ------------    ----------    -------------    -----------
$   3.00  - $   6.8125..................      1,921            6.49        $   3.65          1,802        $   3.51
$   6.00  - $   7.4375..................      1,252            7.82            7.25            439            7.13
$   8.125 - $   8.3125..................      2,135            8.67            8.25          1,635            8.26
$   8.50  - $  13.50....................      3,395            7.69            9.27          1,943            9.68

         The Company applies the intrinsic value method of APB 25 in accounting for its employee stock incentive plans. Accordingly, no compensation expense has been recognized for any stock options issued under the employee plans. Had compensation expense for stock options granted to employees been recognized based on the fair value at the grant dates, using the methodology prescribed by SFAS 123, the Company's net income (loss) and earnings per share would have been reduced to pro forma amounts indicated below:

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                                                                2001                 2000                 1999
                                                          -----------------     ----------------    -----------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss):
    As reported..................................            $  62,710            $  (18,959)         $  (53,258)
    Pro forma....................................               52,338               (25,684)            (57,057)
Basic earnings per share of common stock:
    As reported..................................          $      0.63          $      (0.23)       $      (1.94)
    Pro forma....................................                 0.53                 (0.31)              (2.07)
Diluted earnings per share of common stock:
    As reported..................................          $      0.61          $      (0.23)       $      (1.94)
    Pro forma....................................                 0.51                 (0.31)              (2.07)

         SFAS 123 does not apply to options granted prior to January 1, 1995; therefore, the pro forma effect disclosed above may not be representative of pro forma amounts in future years.

         The total fair value of stock options granted during fiscal 2001, 2000 and 1999 was approximately $11,217,000, $19,541,000 and $15,695,000, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Sholes option-pricing model, based on the following weighted-average assumptions.

                                                                              FISCAL YEAR OF GRANT
                                                             --------------------------------------------------------
                                                                  2001                2000                1999
                                                             ---------------     ---------------    -----------------
Risk-free interest rate.............................                4.30%               6.40%               5.09%
Expected life of options............................              5 years             5 years             5 years
Expected volatility of the Company's stock                            59%                 67%                 98%
    price...........................................
Expected dividends..................................                 none                none                none

11.      INCOME TAXES

         Components of income tax expense (benefit) are as follows:

                                                                        FISCAL YEAR ENDED JUNE 30,
                                                      ---------------------------------------------------------------
                                                           2001                   2000                   1999
                                                      ----------------      -----------------      ------------------
                                                                              (IN THOUSANDS)
Federal and State:
    Current...............................                $ 2,304               $ (5,588)           $         --
    Deferred
        U.S...............................                 34,698                 (1,818)                (25,560)
        Foreign...........................                     --                     --                    (115)
                                                      ----------------      -----------------      ------------------
                                                          $37,002               $ (7,406)               $(25,675)
                                                      ================      =================      ==================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         No income tax payments were made for fiscal 2001, 2000 or 1999. Additionally a deferred tax benefit of $7,004,000 has been allocated to stockholders' equity in fiscal 2001 for compensation expense for income tax purposes in excess of amounts recognized for financial reporting purposes.

         Income tax expense (benefit) differs from amounts computed by applying the statutory federal rate as follows:

                                                                        FISCAL YEAR ENDED JUNE 30,
                                                      ---------------------------------------------------------------
                                                           2001                   2000                   1999
                                                      ----------------      -----------------      ------------------
Income tax computed at statutory rate.....                   35.0%               (35.0)%                  (35.0)%
Amortization of goodwill disallowance.....                    2.2                  7.0                      2.0
State taxes...............................                    1.4                   --                       --
Change in valuation allowance and other...                   (1.4)                 1.5                      0.5
                                                      ----------------      -----------------      ------------------
                                                             37.2%               (26.5)%                  (32.5)%
                                                      ================      =================      ==================

         Deferred tax assets (liabilities) are comprised of the following:

                                                                              FISCAL YEAR ENDED JUNE 30,
                                                                   --------------------------------------------------
                                                                          2001                          2000
                                                                   --------------------         ---------------------
                                                                                    (IN THOUSANDS)
Net operating loss and tax credit carryforwards............             $    69,376                  $    88,491
Property and equipment.....................................                (182,442)                    (175,511)
Self insurance reserves....................................                     405                        1,616
Allowance for bad debts....................................                   1,542                        1,129
Acquisition expenses, expensed for tax.....................                    (626)                        (626)
Other......................................................                     148                          862
                                                                   --------------------         ---------------------
Net deferred tax liability.................................                (111,597)                     (84,039)
Valuation allowance of deferred tax assets.................                 (15,803)                     (15,668)
                                                                   --------------------         ---------------------
Net deferred tax liability, net of valuation allowance.....             $  (127,400)                $    (99,707)
                                                                   ====================         =====================

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. As described below, due to annual limitations on certain net operating loss carryforwards, it does not appear more likely than not that the Company will be able to utilize all available carryforwards prior to their ultimate expiration.

         The Company estimates that as of June 30, 2001, the Company will have available approximately $185,474,305 of net operating loss carryforwards (which will continue to expire in fiscal 2002). Approximately $53,570,522 of the net operating loss carryforwards are subject to an annual limitation of approximately $1,012,000, under Sections 382 and 383 of the Internal Revenue Code.

12.      LEASING ARRANGEMENTS

         The Company leases certain property and equipment under non-cancelable operating leases that generally expire at various dates through fiscal 2006. The term of the operating leases generally run from 24 to 60 months with varying payment dates throughout each month.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         As of June 30, 2001, the future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

                                                                                LEASE
       FISCAL YEAR ENDING JUNE 30,                                            PAYMENTS
------------------------------------------                                ------------------
2002..........................................................                $  4,689
2003..........................................................                   4,587
2004..........................................................                   4,493
2005..........................................................                   4,426
2006..........................................................                   2,626
                                                                          ------------------
                                                                              $ 20,821
                                                                          ==================

         Operating lease expense was approximately $6,072,000, $6,460,000 and $7,313,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

13.      EMPLOYEE BENEFIT PLANS

         In order to retain quality personnel, the Company maintains 401(k) plans as part of its employee benefits package. From July 1, 1998 through December 31, 1998, the Company matched 100% of employee contributions into its 401(k) plan up to a maximum of $1,000 per participant per year. From January 1, 1999 through March 31, 2000, the Company elected not to match employee contributions. Commencing April 1, 2000, the Company matches, 100% of employee contributions into its 401(k) plan up to a maximum of $250 per participant per year. The maximum limit was increased to $500 effective October 1, 2000, $750 effective January 1, 2001 and $1,000 effective July 1, 2001. The Company's matching contributions for fiscal 2001, 2000 and 1999 were approximately $1,857,000, $77,000 and $908,000, respectively.

14.      TRANSACTIONS WITH RELATED PARTIES

         In connection with the negotiation of the terms of a five-year employment agreement with Mr. Francis D. John, Chairman of the Board, President and Chief Executive Officer of the Company, and as an inducement to Mr. John to enter into such employment agreement, the Company entered into a separate agreement with Mr. John, dated as of August 2, 1999, which as amended through June 30, 2001, provides that $6.5 million in loans previously made by the Company to Mr. John, together with the accrued interest payable thereon, will be forgiven, ratably during the ten year period commencing on July 1, 2001 and ending on June 30, 2010. The agreement provides that the foregoing forgiveness of indebtedness is predicated and conditioned upon Mr. John remaining employed by the Company during such period. In addition, in the event that Mr. John is terminated by the Company for Cause (as defined in the agreement), or in the event that Mr. John voluntarily terminates his employment with the Company, the agreement further provides that the entire remaining principal balance of these loans, together with accrued interest payable thereon, will become immediately due and payable by Mr. John. However, in the event that Mr. John's employment is terminated for "Good Reason", or as a result of Mr. John's death or "Disability", or as a result of a "Change in Control" (all as defined in that agreement), the agreement stipulates that the remaining principal balance outstanding on the loans, together with accrued interest thereon will be forgiven.

         In connection with the negotiation of an employment agreement with Thomas K. Grundman, the Company's Executive Vice President, Chief Financial Officer and Chief Accounting Officer, the Company made a $240,000 short-term loan and a $150,000 relocation loan to assist Mr. Grundman's relocation to the Company's executive offices. Interest on these loans accrues at a rate of 6.125% per annum. The short-term loan has been repaid. The relocation loan together with accrued interest will be forgiven in three installments of $50,000 each on July 1, 2000, 2001 and 2002; provided, however, that if Mr. Grundman's employment is terminated during such period in a way that (i) triggers severance obligations, all amounts owed shall be immediately forgiven or (ii) does not trigger severance obligations, all amounts owed shall be immediately due and payable.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


15.      BUSINESS SEGMENT INFORMATION

         The Company's reportable business segments are well servicing and contract drilling. Oil and natural gas production operations previously were presented separately as a reportable business segment and are now included in "corporate/other."

         WELL SERVICING: the Company's operations provide well servicing (ongoing maintenance of existing oil and natural gas wells), workover (major repairs or modifications necessary to optimize the level of production from existing oil and natural gas wells) and production services (fluid hauling and fluid storage tank rental).

         CONTRACT DRILLING: the Company provides contract drilling services for major and independent oil companies onshore the continental United States, Argentina and Ontario, Canada.

         The Company's management evaluates the performance of its operating segments based on net income and operating profits (revenues less direct operating expenses). Corporate expenses include general corporate expenses associated with managing all reportable operating segments. Corporate assets consist principally of cash and cash equivalents, deferred debt financing costs and deferred income tax assets.

                                                                WELL        CONTRACT      CORPORATE
                                                              SERVICING     DRILLING       /OTHER         TOTAL
                                                             ------------ -------------- ------------  -------------
TWELVE MONTHS ENDED JUNE 30, 2001
    Operating revenues....................................     $758,273     $107,639      $   7,350    $  873,262
    Operating profit .....................................      265,165       30,273          2,886       298,324
    Depreciation, depletion and amortization..............       63,578        7,947          3,622        75,147
    Interest expense......................................        1,831           --         54,729        56,560
    Net income (loss) before extraordinary gain (loss)*...      109,159        9,466        (56,344)       62,281
    Identifiable assets...................................      664,611       95,473        278,325     1,038,409
    Capital expenditures (excluding acquisitions).........       50,799       15,884         15,437        82,120

TWELVE MONTHS ENDED JUNE 30, 2000
    Operating revenues....................................     $559,492       68,428      $   9,812    $  637,732
    Operating profit......................................      159,552       10,129          5,665       175,346
    Depreciation, depletion and amortization..............       62,680        6,105          2,187        70,972
    Interest expense......................................        2,300           --         69,630        71,930
    Net income (loss) before extraordinary gain (loss)*...       48,062       (1,664)       (56,968)      (20,570)
    Identifiable assets...................................      635,304       89,574        322,754     1,047,632
    Capital expenditures (excluding acquisitions).........       30,098        8,282          3,422        41,802

TWELVE MONTHS ENDED JUNE 30, 1999
    Operating revenues....................................     $433,657     $ 50,613       $  7,547    $  491,817
    Operating profit......................................      108,692        7,057          4,640       120,389
    Depreciation, depletion and amortization..............       52,638        6,586          2,850        62,074
    Interest expense......................................        1,659           18         65,724        67,401
    Net income (loss) before extraordinary gain (loss)*...       15,447       (4,093)       (64,612)      (53,258)
    Identifiable assets...................................      651,781       81,074        209,860       942,715
    Capital expenditures (excluding acquisitions).........       26,776        1,063          3,468        31,307

------------------------------------------------------------------------
* Net income (loss) before extraordinary gain (loss) for the contract drilling segment includes a portion of well servicing general and administrative expenses allocated on a percentage of revenue basis.

         Operating revenues and operating profit for the Company's foreign operations, which includes Argentina and Canada, were $54.5 million and $13.4 million, respectively, for the year ended June 30, 2001. Operating revenues and operating profit for the Company's foreign operations, which includes Argentina and Canada, were $37.7 million and $7.3 million, respectively, for the year

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


ended June 30, 2000. Operating revenues and operating profit for the Company's foreign operations, which includes Argentina and Canada, were $26.9 million and $5.4 million, respectively, for the year ended June 30, 1999.

         The Company had $84.1 million and $66.9 million of identifiable assets as of June 30, 2001 and 2000, respectively, related to its foreign operations.

16.      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                                            FISCAL YEAR ENDED JUNE 30,
                                                               ------------------------------------------------------
                                                                    2001                2000               1999
                                                               ----------------    ---------------     --------------
Fair value of common stock issued in purchase                        $8,120             $    --            $    --
     transactions....................................
Fair value of common stock issued to lender in
     lieu of fees....................................                    --                  --                  1
Fair value of common stock issued upon
     conversion of long-term debt....................                   957               3,606                 --
Capital lease obligations............................                 9,595              10,758             17,120

17.      UNAUDITED SUPPLEMENTARY INFORMATION--QUARTERLY RESULTS OF OPERATIONS

         Summarized quarterly financial data for fiscal 2001, 2000 and 1999 are as follows:

                                                    FIRST             SECOND            THIRD             FOURTH
                                                   QUARTER           QUARTER           QUARTER            QUARTER
                                                 -------------    ---------------    -------------     --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2001
Revenues                                           $191,679          $203,911          $227,370           $250,302
Income (loss) from operations...........             12,229            18,063            27,912             41,079
Net income (loss) before extraordinary gain
   (loss)...............................              7,510            11,094            17,587             26,090
Extraordinary gain (loss), net of tax...              1,197                68              (167)              (669)
                                                 -------------    ---------------    -------------     --------------

Net income (loss).......................              8,707            11,162            17,420             25,421
                                                 =============    ===============    =============     ==============
Earnings (loss) per share:
   Basic--before extraordinary gain
     (loss).............................               0.08              0.11              0.18               0.26
   Extraordinary gain (loss), net of
     tax................................               0.01                --                --              (0.01)
                                                 -------------    ---------------    -------------     --------------

   Basic--after extraordinary gain
     (loss).............................               0.09              0.11              0.18               0.25
                                                 =============    ===============    =============     ==============

   Diluted--before extraordinary gain
     (loss).............................               0.08              0.11              0.17               0.25
   Extraordinary gain (loss),...........               0.01                --                --              (0.01)
                                                 -------------    ---------------    -------------     --------------

   Diluted--after extraordinary gain
     (loss).............................               0.09              0.11              0.17               0.24
                                                 =============    ===============    =============     ==============
Weighted average shares outstanding:
   Basic................................             96,880            97,534            98,211            100,179
   Diluted..............................            100,472           100,534           103,524            104,401

                                      F-30

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


2000
Revenues................................           $149,892          $159,389          $158,551           $169,900
Income (loss) from operations...........            (13,191)           (7,953)           (5,730)            (1,102)
Net income (loss) before extraordinary
   gain (loss)..........................             (9,451)           (5,693)           (4,150)            (1,276)
Extraordinary gain (loss), net of tax...                 --                --                --              1,611
                                                 -------------    ---------------    -------------     --------------

Net income (loss).......................             (9,451)           (5,693)           (4,150)               335
                                                 =============    ===============    =============     ==============

                                                    FIRST            SECOND             THIRD              FOURTH
                                                   QUARTER           QUARTER           QUARTER            QUARTER
                                                 -------------    ---------------    -------------     --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Earnings (loss) per share:
   Basic--before extraordinary gain
     (loss)..............................             (0.11)            (0.07)             (0.05)            (0.01)
   Extraordinary gain (loss), net of
     tax.................................                --                --                 --              0.02
                                                 -------------    ---------------    -------------     --------------

   Basic--after extraordinary gain
     (loss)..............................             (0.11)            (0.07)             (0.05)             0.01
                                                 =============    ===============    =============     ==============

   Diluted--before extraordinary gain
     (loss)..............................             (0.11)            (0.07)             (0.05)            (0.01)
   Extraordinary gain (loss), net of
     tax.................................                --                --                 --              0.02
                                                 -------------    ---------------    -------------     --------------

   Diluted--after extraordinary gain
     (loss)..............................             (0.11)            (0.07)             (0.05)             0.01
                                                 =============    ===============    =============     ==============

Weighted average shares outstanding:
   Basic................................             82,738            82,738             84,633            85,567
   Diluted..............................             82,738            82,738             84,633            85,567

18.      VOLUMETRIC PRODUCTION PAYMENT

         In March 2000, Key sold a portion of its future oil and natural gas production from Odessa Exploration Incorporated, its wholly owned subsidiary, for gross proceeds of $20 million pursuant to an agreement under which the purchaser is entitled to receive a share of the production from certain oil and natural gas properties in amounts ranging from 3,500 to 10,000 barrels of oil and 58,800 to 122,100 Mmbtus of natural gas per month over a six year period ending February 2006. The total volume of the forward sale is approximately 486,000 barrels of oil and 6.135 million Mmbtus of natural gas.

19.      CONDENSED CONSOLIDATING FINANCIAL INFORMATION

         The Company's senior notes are guaranteed by all of the Company's subsidiaries (except for the foreign subsidiaries), all of which are wholly-owned. The guarantees are joint and several, full, complete and unconditional. There are currently no restrictions on the ability of the subsidiary guarantors to transfer funds to the parent company.

         The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." The information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                           JUNE 30, 2001
                                 ---------------------------------------------------------------------------------------------------
                                   PARENT           GUARANTOR           NON-GUARANTOR
                                   COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                 ------------    ----------------    --------------------    -----------------    ------------------
                                                                           (IN THOUSANDS)
Assets:
    Current assets.........      $  10,680         $ 165,653               $  29,817                   --               206,150
    Net property and
      equipment............         21,418           717,989                  54,309                   --               793,716
    Goodwill, net..........          3,374           184,379                   2,122                   --               189,875
    Deferred costs, net....         17,624                --                      --                   --                17,624
    Intercompany
      receivables..........        664,592                --                      --             (664,592)                   --
    Other assets...........         15,303             5,616                      --                   --                20,919
                                 ------------    ----------------    --------------------    -----------------    ------------------

Total assets...............      $ 732,991         1,073,637               $  86,248          $  (664,592)          $ 1,228,284
                                 ============    ================    ====================    =================    ==================

Liabilities and equity:
    Current liabilities....      $  35,671         $  64,679               $  15,203                   --            $  115,553
    Long-term debt.........        470,668            15,331                     (38)                  --               485,961
    Intercompany payables..             --           608,764                  55,828             (664,592)                   --
    Deferred tax liability.        127,400                --                      --                   --               127,400
    Other long-term
      liabilities..........          8,240            14,252                      --                   --                22,492
    Stockholders' equity...         91,012           370,611                  15,255                   --               476,878
                                 ------------    ----------------    --------------------    -----------------    ------------------

Total liabilities and
    stockholders' equity...      $ 732,991        $1,073,637               $  86,248          $  (664,592)          $ 1,228,284
                                 ============    ================    ====================    =================    ==================

                                                                            JUNE 30,2000
                                 ---------------------------------------------------------------------------------------------------
                                   PARENT           GUARANTOR           NON-GUARANTOR
                                   COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                 ------------    ----------------    --------------------    -----------------    ------------------
                                                                           (IN THOUSANDS)
Assets:
    Current assets.........      $ 120,216       $   115,178              $ 18,195           $             --        $ 253,589
    Net property and
      equipment............          7,308           704,531                48,722                    --               760,561
    Goodwill, net..........          3,606           192,641                 2,386                    --               198,633
    Deferred costs, net....         18,855                --                    --                    --                18,855
    Intercompany
      receivables..........        788,166                --                    --              (664,592)                   --
    Other assets...........          9,062             5,565                    --                    --                14,627
                                 ------------    ----------------    --------------------    -----------------    ------------------

Total assets...............      $ 947,213        $1,017,915              $ 69,303           $  (664,592)           $1,246,265
                                 ============    ================    ====================    =================    ==================

Liabilities and equity:
    Current liabilities....      $  33,637        $   47,736              $ 11,475           $        --            $   92,848
    Long-term debt.........        637,438            14,486                    21                    --               651,945
    Intercompany payables..             --           740,268                47,898              (788,166)                   --
    Deferred tax liability.         99,707                --                    --                    --                99,707
    Other long-term
      liabilities..........          1,751            17,127                    --                    --                18,878
    Stockholders' equity...        174,680           198,298                 9,909                    --               382,887
                                 ------------    ----------------    --------------------    -----------------    --------------
Total liabilities and
    stockholders' equity...      $ 947,213        $1,017,915              $ 69,303           $  (788,166)           $1,246,265
                                 ============    ================    ====================    =================    ==============

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

                                                           CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                                                                              JUNE 30, 2001
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Revenues........................    $   2,018          $816,724                $ 54,520         $        --               $873,262
Costs and expenses..............
Direct expenses.................           --           533,807                  41,131                  --                574,938
    Depreciation, depletion
      and amortization expense..        1,353            69,714                   4,080                  --                 75,147
    General and administrative
      expense...................       18,991            43,644                   3,436                  --                 66,071
    Interest....................       54,464             1,275                     821                  --                 56,560
    Other.......................          318               943                       2                  --                  1,263
                                 ------------    ----------------    --------------------    -----------------    -----------------
Total costs and expenses........       75,126           649,383                  49,470                  --                773,979
                                 ============    ================    ====================    =================    =================

Income (loss) before income
   taxes........................      (73,108)          167,341                   5,050                  --                 99,283
Income tax (expense) benefit.....      27,247           (62,367)                 (1,882)                 --                (37,002)
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss) before
   extraordinary items...........     (45,861)          104,974                   3,168                  --                 62,281
Extraordinary items, net of tax..         429                --                      --                  --                    429
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss)................   $ (45,432)         $104,974                $  3,168         $        --               $ 62,710
                                 ============    ================    ====================    =================    =================
                                                                              JUNE 30, 2000
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Revenues.........................   $     790          $599,225                $ 37,717         $        --               $637,732
Costs and expenses:
    Direct expenses..............          --           431,997                  30,389                  --                462,386
    Depreciation, depletion and
       amortization expense......       1,162            66,453                   3,357                  --                 70,972
    General and administrative
       expense...................      11,101            44,473                   3,198                  --                 58,772
    Interest.....................      69,802             1,527                     601                  --                 71,930
    Other........................          --             1,648                      --                  --                  1,648
                                 ------------    ----------------    --------------------    -----------------    -----------------
Total costs and expenses.........      82,065           546,098                  37,545                  --                665,708
                                 ============    ================    ====================    =================    =================
Income (loss) before income
   taxes.........................     (81,275)           53,127                     172                  --                (27,976)
Income tax (expense) benefit.....      21,516           (14,064)                    (46)                 --                  7,406
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss) before
   extraordinary items...........     (59,759)           39,063                     126                  --                (20,570)
Extraordinary items, net of tax..       1,611                --                      --                  --                  1,611
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss)................   $ (58,148)         $ 39,063                $    126         $        --               $(18,959)
                                 ============    ================    ====================    =================    =================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

            CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (CONT'D)

                                                                              JUNE 30, 1999
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Revenues.........................   $   1,086          $463,813                $ 26,918         $        --               $491,817
Costs and expenses:
    Direct expenses..............          --           349,936                  21,492                  --                371,428
    Depreciation, depletion and
       amortization expense......         428            58,403                   3,243                  --                 62,074
    General and administrative
       expense...................      14,962            34,490                   3,656                  --                 53,108
    Interest.....................      65,724             1,559                     118                  --                 67,401
    Other........................      10,811             5,928                      --                  --                 16,739
                                 ------------    ----------------    --------------------    -----------------    -----------------
Total costs and expenses.........      91,925           450,316                  28,509                  --                570,750
                                 ============    ================    ====================    =================    =================
Income (loss) before income
   taxes.........................     (90,839)            13,497                 (1,591)                 --                (78,933)
Income tax (expense) benefit.....      29,547             (4,390)                   518                  --                 25,675
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss) before
   extraordinary items...........     (61,292)             9,107                 (1,073)                 --                (53,258)
Extraordinary items, net of tax..          --                --                      --                  --                     --
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net income (loss)................   $ (61,292)         $   9,107               $ (1,073)        $        --               $(53,258)
                                 ============    ================    ====================    =================    =================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                   FISCAL YEAR ENDED JUNE 30, 2001
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Net cash provided by (used in)
   operating activities.........  $   68,567        $   64,408                $   9,742           $       --            $  142,717
Net cash provided by (used in)
   investing activities.........     (19,459)          (56,711)                  (7,180)                  --               (83,350)
Net cash provided by (used in)
   financing activities.........    (158,627)           (8,456)                     (59)                  --              (167,142)
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net increase (decrease) in
   cash.........................    (109,519)             (759)                   2,503                   --              (107,775)
Cash and cash equivalents at
   beginning of period..........     111,166            (1,246)                     (47)                  --               109,873
                                 ------------    ----------------    --------------------    -----------------    -----------------
Cash and cash equivalents at end
   of period....................  $    1,647       $    (2,005)               $   2,456           $      --             $    2,098
                                 ============    ================    ====================    =================    =================
                                                                     FISCAL YEAR ENDED JUNE 30, 2000
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Net cash provided by (used in)
   operating activities.........  $    18,962         $  10,434                $   5,464           $      --             $  34,860
Net cash provided by (used in)
   investing activities.........       (4,468)          (26,671)                  (6,627)                 --               (37,766)
Net cash provided by (used in)
   financing activities.........       80,070             9,287                      (56)                 --                89,301
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net increase (decrease) in
   cash.........................       94,564            (6,950)                  (1,219)                 --                86,395
Cash and cash equivalents at
   beginning of period..........       16,602             5,704                    1,172                  --                23,478
                                 ------------    ----------------    --------------------    -----------------    -----------------
Cash and cash equivalents at end
   of period....................  $   111,166         $  (1,246)               $     (47)          $      --             $ 109,873
                                 ============    ================    ====================    =================    =================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

                                                                     FISCAL YEAR ENDED JUNE 30, 1999
                                  -------------------------------------------------------------------------------------------------
                                    PARENT           GUARANTOR           NON-GUARANTOR
                                    COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                  ------------    ----------------    --------------------    -----------------    ----------------
                                                                              (IN THOUSANDS)
Net cash provided by (used in)
   operating activities........   $   (49,167)        $  26,508                $   9,232           $      --             $ (13,427)
Net cash provided by (used in)
   investing activities........      (272,620)          (13,986)                  (8,048)                 --              (294,654)
Net cash provided by (used in)
   financing activities........       313,526            (7,196)                     (36)                 --               306,294
                                 ------------    ----------------    --------------------    -----------------    -----------------
Net increase (decrease) in
   cash........................        (8,261)            5,326                    1,148                  --                (1,787)
Cash and cash equivalents at
   beginning of period.........        24,863               378                       24                  --                25,265
                                 ------------    ----------------    --------------------    -----------------    -----------------
Cash and cash equivalents at end
   of period...................   $    16,602         $   5,704                $   1,172           $      --             $  23,478
                                 ============    ================    ====================    =================    =================

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Key Energy Services, Inc.  :

         We have audited the accompanying consolidated balance sheets of Key Energy Services, Inc., and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the years in the three-year period ended June 30, 2001. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the Index at Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Key Energy Services, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

         As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

                                    /s/ KPMG LLP

                                    KPMG LLP

Midland, Texas
August 31, 2000

                            KEY ENERGY SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                               MARCH 31, 2002            JUNE 30, 2001
                                                                           -----------------------     -------------------
                                                                                            (Unaudited)
                                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
     Cash and cash equivalents........................................     $       42,967              $       2,098
     Accounts receivable, net of allowance for doubtful
         accounts of $4,307 and $4,082, at March 31, 2002
         and June 30, 2001, respectively..............................            122,734                    177,016
     Inventories......................................................              8,712                     16,547
     Prepaid expenses and other current assets........................             11,959                     10,489
                                                                           -----------------------     -------------------

Total current assets..................................................            186,372                    206,150
                                                                           -----------------------     -------------------

Property and Equipment:
     Well servicing equipment.........................................            761,629                    723,724
     Contract drilling equipment......................................            120,456                    119,122
     Motor vehicles...................................................             69,202                     64,907
     Oil and natural gas properties and other related equipment,
         successful efforts method....................................             44,616                     44,245
     Furniture and equipment..........................................             32,515                     24,865
     Building and land................................................             38,809                     37,812
                                                                           -----------------------     -------------------

Total property and equipment..........................................          1,067,223                  1,014,675
Accumulated depreciation and depletion................................           (266,027)                  (220,959)
                                                                           -----------------------     -------------------

Net property and equipment............................................            801,196                    793,716
                                                                           -----------------------     -------------------
     Goodwill, net of accumulated amortization at $27,970                         200,287                    189,875
         at December 31, 2001 and $28,168 at June30, 2001.............
     Deferred costs, net..............................................             12,990                     17,624
     Notes and accounts receivable - related parties..................                521                      6,050
     Other assets.....................................................             30,541                     14,869
                                                                           -----------------------     -------------------
     Total assets.....................................................     $    1,231,907              $   1,228,284
                                                                           =======================     ===================


                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.................................................     $       20,521                     42,544
     Other accrued liabilities........................................             42,299                     48,923
     Accrued interest.................................................              5,099                     16,140
     Current portion of long-term debt and capital lease obligations..              8,370                      7,946
                                                                           -----------------------     -------------------

Total current liabilities.............................................             76,289                    115,553
                                                                           -----------------------     -------------------

Long-term debt, less current portion..................................            421,338                    470,578
Capital lease obligations, less current portion.......................             16,011                     15,383
Deferred revenue......................................................             10,651                     14,104
Non-current accrued expenses..........................................             10,206                      8,388
Deferred tax liability................................................            151,197                    127,400
Commitments and contingencies.........................................                ---                        ---
Stockholders' equity:
     Common stock, $.10 par value: 200,000,000 shares
         authorized, 110,067,514 and 101,440,166 shares issued, at
         December 31, 2001 and June 30, 2001, respectively............             11,007                     10,144
     Additional paid-in capital.......................................            513,378                    444,768
     Treasury stock, at cost; 416,666 shares at December 31, 2001
         and June 30, 2001............................................             (9,682)                    (9,682)

                                       F-38

     Accumulated other comprehensive income (loss)....................            (44,083)                        62
     Retained earnings (deficit)......................................             75,595                     31,586
                                                                           -----------------------     -------------------

Total stockholders' equity............................................            546,215                    476,878
                                                                           -----------------------     -------------------

Total liabilities and stockholders' equity............................         $1,231,907                 $1,228,284
                                                                           =======================     ===================

         SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS

                            KEY ENERGY SERVICES, INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                        MARCH 31,                      MARCH 31,
                                                                ---------------------------    --------------------------
                                                                   2002            2001           2002           2001
                                                                ------------    -----------    -----------    -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
    Well servicing........................................      $154,062        $ 198,059      $ 552,901      $ 543,274
    Contract drilling.....................................        14,334           28,259         73,624         74,582
    Other.................................................         1,845            1,052          6,290          5,104
                                                                -----------     -----------    -----------    -----------

                                                                 170,241          227,370        632,815        622,960
                                                                -----------     -----------    -----------    -----------

COSTS AND EXPENSES:
    Well servicing........................................       113,032          128,803        368,932        362,814
    Contract drilling.....................................        11,392           19,730         49,920         55,548
    Depreciation, depletion and amortization..............        19,889           19,703         57,482         56,160
    General and administrative............................        13,694           16,594         42,613         42,926
    Interest..............................................         9,875           13,453         32,921         44,145
    Other expenses........................................           951            1,175          3,286          3,163
    Foreign currency transaction loss, Argentina
       (see Note 10)......................................           ---              ---          1,844            ---
                                                                -----------     -----------    -----------    -----------

                                                                 168,833          199,458        556,998        564,756
                                                                -----------     -----------    -----------    -----------

    Income before income taxes............................         1,408           27,912         75,817         58,204
    Income tax (expense) .................................          (773)         (10,325)       (28,818)       (22,013)
                                                                -----------     -----------    -----------    -----------

    Income before extraordinary gain (loss)...............           635           17,587         46,999         36,191
    Extraordinary gain (loss) on retirement of debt, less
       applicable income tax benefit of $3,207 and
       $1,833 for the three and nine months ended March 31,
       2001, respectively, and income tax benefit of $98
       and income tax expense of $651, for the three and
       nine months ended March 31, 2000, respectively.....        (5,261)            (167)        (2,990)         1,098
                                                                -----------     -----------    -----------    -----------

NET INCOME (LOSS).........................................      $ (4,626)       $  17,420      $  44,009      $  37,289
                                                                ===========     ===========    ===========    ===========

EARNINGS (LOSS) PER SHARE:
    Basic--before extraordinary gain (loss)...............      $    0.01       $    0.18      $     0.45     $    0.37
    Extraordinary gain (loss), net of tax.................          (0.05)            ---           (0.03)         0.01
                                                                -----------     -----------    -----------    -----------

Basic--after extraordinary gain (loss)....................      $   (0.04)      $    0.18      $     0.42     $    0.38
                                                                ===========     ===========    ===========    ===========

    Diluted--before extraordinary gain (loss).............      $    0.01       $    0.17            0.44     $    0.36
    Extraordinary gain (loss), net of tax.................          (0.05)      $     ---           (0.03)         0.01
                                                                -----------     -----------    -----------    -----------

    Diluted--after extraordinary gain (loss)..............      $   (0.04)      $    0.17      $     0.41     $    0.37
                                                                ===========     ===========    ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic.................................................        108,551          98,211         104,435        97,537
    Diluted...............................................        110,059         103,524         105,781       101,969

         SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS

                            KEY ENERGY SERVICES, INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                        MARCH 31,                      MARCH 31,
                                                                ---------------------------    --------------------------
                                                                   2002            2001           2002           2001
                                                                ------------    -----------    -----------    -----------
                                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss).....................................      $ (4,626)       $ 17,420       $ 44,099       $ 37,289
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
    PROVIDED BY (USED IN) OPERATING ACTIVITIES:
    Depreciation, depletion and amortization..............        19,889          19,703         57,482         56,160
    Amortization of deferred debt issuance costs and other
       deferred costs.....................................           277             928          1,266          3,344
    Deferred income taxes.................................         3,076          10,325         25,407         22,013
    (Gain) loss on sale of assets.........................           146              50           (684)            10
    Foreign currency transaction loss, Argentina..........           ---             ---          1,844            ---
    Extraordinary (gain) loss, net of tax.................         5,261             167          2,990         (1,098)

CHANGE IN ASSETS AND LIABILITIES:
       (Increase) decrease in accounts receivable.........        23,848         (18,018)        47,059        (39,628)
       (Increase) decrease in other current assets........            69          (4,284)        (2,428)        (2,446)
       Increase (decrease) in accounts payable, accrued
         interest and accrued expenses....................       (14,963)         11,583        (34,429)         8,267
       Other assets and liabilities.......................        (3,091)         (1,189)        (9,813)        (1,761)
                                                                -----------     -----------    -----------    -----------
Net cash provided by (used in) operating activities.......        29,886          36,685        132,703         82,150
                                                                -----------     -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures--well servicing..................       (13,323)        (13,492)       (41,635)       (30,587)
    Capital expenditures--contract drilling...............        (3,126)         (4,913)       (14,203)       (12,087)
    Capital expenditures--other...........................        (2,064)         (5,123)        (7,603)       (11,215)
    Proceeds from sale of fixed assets....................           307             478          3,962          1,430
    Acquisitions--well servicing..........................        (8,202)           (270)       (16,877)        (1,970)
    Acquisitions--contract drilling.......................           ---             ---            ---           (800)
                                                                -----------     -----------    -----------    -----------
    Net cash provided by (used in) investing activities...       (26,408)        (23,320)       (76,356)       (55,229)
                                                                -----------     -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of long-term debt...........................      (123,782)       (207,241)      (308,713)      (329,838)
    Repayment of capital lease obligations................        (2,732)         (1,519)        (7,731)        (5,868)
    Proceeds from long-term debt..........................       159,500         199,000        258,500        203,000
    Proceeds from equity offering, net of expense.........           ---             ---         42,590            ---
    Proceeds paid for debt issuance costs.................        (1,585)         (4,372)        (1,585)        (4,372)
    Proceeds from exercise of warrants....................           ---             ---            ---            265
    Proceeds from exercise of stock options...............           194           1,275          1,814          2,632
    Other.................................................             5            (132)           (84)          (318)
                                                                -----------     -----------    -----------    -----------

    Net cash provided by (used in) financing activities...        31,600         (12,989)       (15,209)      (134,499)
                                                                -----------     -----------    -----------    -----------

    Effect of exchange rate changes on cash...............           (77)            ---           (269)           ---
                                                                -----------     -----------    -----------    -----------

    Net increase (decrease) in cash and cash equivalents..        35,001             376         40,869       (107,578)
    Cash and cash equivalents at beginning of period......         7,966           1,919          2,098        109,873
                                                                -----------     -----------    -----------    -----------

    Cash and cash equivalents at end of period............      $ 42,967        $  2,295       $ 42,967       $  2,295
                                                                ===========     ===========    ===========    ===========

         SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                        CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.

            UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                 MARCH 31,                        MARCH 31,
                                                        -----------------------------    ----------------------------
                                                            2002            2001             2002            2001
                                                        -------------    ------------    -------------    -----------
                                                                               (IN THOUSANDS)
NET INCOME (LOSS).....................................  $  (4,626)       $  17,420       $  44,009        $ 37,289

OTHER COMPREHENSIVE INCOME (LOSS):
   Derivative transition adjustment (see Note 7)......         --               --              --            (778)
   Oil and natural gas derivatives adjustment, net of
     tax (see Note 7).................................       (459)             (29)           (102)            (81)
   Amortization  of oil and  natural  gas  derivative,
     net of tax (see Note 7)..........................       (323)             153            (511)            445
   Foreign currency translation gain (loss), net of
     tax (see Note 10)................................    (19,308)             (61)        (43,533)            (57)
                                                        -------------    ------------    -------------    -----------

COMPREHENSIVE INCOME (LOSS)...........................  $ (24,716)       $  17,483       $    (137)       $ 36,818
                                                        =============    ============    =============    ===========


         SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements of Key Energy Services, Inc. (the "Company" or "Key") and its wholly-owned subsidiaries as of March 31, 2002 and for the three and nine month periods ended March 31, 2002 and 2001 are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in this Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The results of operations for the three and nine month periods ended March 31, 2002 are not necessarily indicative of the results of operations for the full fiscal year ending June 30, 2002.

RECLASSIFICATIONS

         Certain reclassifications have been made to the consolidated financial statements for the three and nine months periods ended March 31, 2001 to conform to the presentation for the three and nine month periods ended March 31, 2002. The reclassifications consist primarily of reclassifying certain items from general and administrative expense considered to be direct expenses in nature.

2.       EARNINGS PER SHARE

         The Company accounts for earnings per share based upon Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Under SFAS 128, basic earnings per common share are determined by dividing net earnings applicable to common stock by the weighted average number of common shares actually outstanding during the period. Diluted earnings per commons hare is based on the increased number of shares that would be outstanding assuming exercise of dilutive stock options and warrants and conversion of dilutive outstanding convertible securities using the "as if converted" method.

                                                          THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                               MARCH 31,                         MARCH 31,
                                                         2002             2001             2002            2001
                                                      ------------     -----------      -----------     ------------
                                                         (IN THOUSANDS, EXCEPT             (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)                   PER SHARE DATA)
BASIC EPS COMPUTATION:
NUMERATOR
   Net income before extraordinary gain
     (loss)..................................         $     635        $  17,587        $  46,999       $  36,191
   Extraordinary gain (loss), net of tax.....            (5,261)            (167)          (2,990)          1,098
                                                      ------------     -----------      -----------     ------------
   Net income (loss).........................         $  (4,626)       $  17,420        $  44,009       $  37,289
                                                      ============     ===========      ===========     ============

DENOMINATOR
   Weighted average common shares
     outstanding.............................           108,551           98,211          104,435          97,537
                                                      ------------     -----------      -----------     ------------

BASIC EPS:
   Before extraordinary gain (loss)..........         $    0.01        $    0.18        $    0.45       $    0.37
   Extraordinary gain (loss), net of tax.....             (0.05)             ---            (0.03)           0.01
                                                      ------------     -----------      -----------     ------------
   After extraordinary gain (loss)...........         $   (0.04)       $    0.18        $    0.42       $    0.38
                                                      ============     ===========      ===========     ============

DILUTED EPS COMPUTATION:
NUMERATOR
   Net income before extraordinary gain
     (loss)..................................         $      635       $  17,587        $  46,999       $  36,191
   Effect of dilutive convertible securities,
     tax effected............................                ---             ---              ---               8
   Extraordinary gain (loss), net of tax.....             (5,261)           (167)          (2,990)          1,098
                                                      ------------     -----------      -----------     ------------
   Net income (loss).........................         $   (4,626)      $  17,420        $  44,009       $  37,297
                                                      ============     ===========      ===========     ============

DENOMINATOR
   Weighted average common shares
     outstanding.............................            108,551          98,211          104,435          97,537
   Warrants..................................                388             869              368             781
   Stock options.............................              1,120           4,444              978           3,627
   7% Convertible Debentures.................               ---              ---              ---              24
                                                      ------------     -----------      -----------     ------------
                                                         110,059         103,524          105,781         101,969
                                                      ============     ===========      ===========     ============

DILUTED EPS:
   Before extraordinary gain (loss)..........         $     0.01       $    0.17        $    0.44       $    0.36
   Extraordinary gain (loss), net of tax.....              (0.05)            ---            (0.03)           0.01
                                                      ------------     -----------      -----------     ------------
   After extraordinary gain (loss)...........         $    (0.04)      $    0.17        $    0.41       $    0.37
                                                      ============     ===========      ===========     ============

         The diluted earnings per share calculation (i) for the three month period ended March 31, 2002 excludes the effects of 1,178,000 stock options and
(ii) for the nine month period ended March 31, 2002 excludes the effects of 1,678,000 stock options. Both calculations exclude the effects of the conversion of the Company's 5% Convertible Subordinated Notes. The effects of such options and convertible notes on earnings per share would be anti-dilutive.

         The diluted earnings per share calculation for the three and nine month periods ended march 31, 2001 excludes the effects of 375,000 stock options and the effects of the conversion of the Company's 5% Convertible Subordinated Notes because the effects of such options and convertible notes on earnings per share would be anti-dilutive.

3.       STOCKHOLDERS' EQUITY

EQUITY OFFERING

         On December 19, 2001, the Company closed a public offering of 5,400,000 shares of common stock, yielding approximately $43.2 million or $8.00 per share to the Company, (the "Equity Offering"). Net proceeds from the Equity Offering of approximately $42.6 million were used to temporarily reduce amounts outstanding under the Company's revolving line of credit. The net proceeds of the Equity Offering were ultimately used in January, 2002 to redeem a portion of the Company's 14% Senior Subordinated Notes fully utilizing the Company's equity "claw-back" rights for up to 35% of the original $150 million issued.

4.       COMMITMENTS AND CONTINGENCIES

         Various suits and claims arising in the ordinary course of business are pending against the Company. Management does not believe that the disposition of any of these items will result in a material adverse impact to the consolidated financial position, results of operations or cash flows of the Company.

5.       INDUSTRY SEGMENT INFORMATION

         The Company's reportable business segments are well servicing and contract drilling.

         WELL SERVICING: The Company's operations provide well servicing (ongoing maintenance of existing oil and natural gas wells), completions, workover (major repairs or modifications necessary to optimize the level of production from existing oil and natural gas wells) and production services (fluid hauling and fluid storage tank rental).

         CONTRACT DRILLING: The Company provides contract drilling services for major and independent oil companies onshore the continental United States, Argentina and Ontario, Canada.

                                                                WELL        CONTRACT      CORPORATE
                                                              SERVICING     DRILLING       /OTHER         TOTAL
                                                             ------------ -------------- ------------  -------------
                                                                                 (IN THOUSANDS)
THREE MONTHS ENDED MARCH 31, 2002
    Operating revenues....................................   $ 154,062    $  14,334      $  1,845      $  170,241
    Operating profit .....................................      41,030        2,942           894          44,866
    Depreciation, depletion and amortization..............      16,453        2,351         1,085          19,889
    Interest expense......................................         256          ---         9,619           9,875
    Net income (loss) before extraordinary gain (loss)*...      11,406         (804)       (9,967)            635
    Identifiable assets...................................     679,256       89,795       262,569       1,031,620
    Capital expenditures .................................      13,323        3,126         2,064          18,513

THREE MONTHS ENDED MARCH 31, 2001
    Operating revenues....................................   $ 198,059    $  28,259      $  1,052      $  227,370
    Operating profit......................................      69,256        8,529          (123)         77,662
    Depreciation, depletion and amortization..............      16,496        2,009         1,198          19,703
    Interest expense......................................         393          ---        13,060          13,453
    Net income (loss) before extraordinary gain (loss)*...      28,919        3,174       (14,506)         17,587
    Identifiable assets...................................     648,019       93,926       256,974         998,919
    Capital expenditures (excluding acquisitions).........      13,492        4,913         5,123          23,528

-------------------------------------------------------------------------------
* Net income (loss) includes general and administrative expenses allocated on a percentage of revenue basis.


         Operating revenues for the Company's foreign operations for the three months ended March 31, 2002 and 2001 were $4.0 million and $13.5 million, respectively. Operating profits for the Company's foreign operations for the three months ended March 31, 2002 and 2001 were $0.7 million and $3.5 million, respectively. The Company had $31.6 million and $84.1 million of identifiable assets as of March 31, 2002 and 2001, respectively, related to foreign operations.

                                                                WELL        CONTRACT      CORPORATE
                                                              SERVICING     DRILLING       /OTHER         TOTAL
                                                             ------------ -------------- ------------  -------------
                                                                                 (IN THOUSANDS)
NINE MONTHS ENDED MARCH 31, 2002
    Operating revenues....................................   $ 552,901    $  73,624      $  6,290      $  632,815
    Operating profit .....................................     183,969       23,704         3,004         210,677
    Depreciation, depletion and amortization..............      47,480        6,935         3,067          57,482
    Interest expense......................................       1,209          ---        31,712          32,921
    Net income (loss) before extraordinary gain (loss)*...      71,673        7,827       (32,501)         46,999
    Identifiable assets...................................     679,256       89,795       262,569       1,031,620
    Capital expenditures (excluding acquisitions).........      41,635       14,203         7,603          63,441

NINE MONTHS ENDED MARCH 31, 2001
    Operating revenues....................................   $ 543,274    $  74,582      $  5,104      $  622,960
    Operating profit......................................     180,460       19,034         1,941         201,435
    Depreciation, depletion and amortization..............      47,446        5,705         3,009          56,160
    Interest expense......................................       1,496          ---        42,649          44,145
    Net income (loss) before extraordinary gain (loss)*...      74,885        5,529       (44,223)         36,191
    Identifiable assets...................................     648,019       93,926       256,974         998,919
    Capital expenditures (excluding acquisitions).........      30,587       12,087        11,215          53,889

-------------------------------------------------------------------------------
* Net income (loss) includes general and administrative expenses allocated on a percentage of revenue basis.

         Operating revenues for the Company's foreign operations for the nine months ended March 31, 2002 and 2001 were $28.0 million and $40.0 million, respectively. Operating profits for the Company's foreign operations for the nine months ended March 31, 2002 and 2001 were $5.4 million and $9.8 million, respectively. The Company had $31.6 million and $84.1 million of identifiable assets as of March 31, 2002 and 2001, respectively, related to foreign operations.

6.       VOLUMETRIC PRODUCTION PAYMENT

         In March 2000, Key sold a portion of its future oil and natural gas production from Odessa Exploration Incorporated, its wholly owned subsidiary, for gross proceeds of $20 million pursuant to an agreement under which the purchaser is entitled to receive a portion of the production from certain oil and natural gas properties over the six year period ending February 28, 2006 in amounts starting at 10,000 barrels of oil per month and declining to 3,500 barrels of oil per month and starting at 122,100 Mmbtu of natural gas per month and declining to 58,800 Mmbtu of natural gas per month. The total volume of the forward sale is approximately 486,000 barrels of oil and 6,135,000 Mmbtu of natural gas.

7.       DERIVATIVE INSTRUMENTS

         The Company utilizes derivative financial instruments to manage well-defined commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counter-parties to its commodity hedges. The Company only deals with reputable financial institutions as counter-parties and anticipates that such counter-parties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counter-parties.

         The Company periodically hedges a portion of its oil and natural gas production through collar and option agreements. The purpose of the hedges is to provide a measure of stability in the volatile environment of oil and natural gas prices and to manage exposure to commodity price risk under existing sales commitments. The Company's risk management objective is to lock in a range of pricing for expected production volumes. This allows the Company to forecast future earnings within a predictable range. The Company meets this objective by entering into collar and option arrangements which allow for acceptable cap and floor prices.

         The Company does not enter into derivative instruments for any purpose other than for economic hedging. The Company does not speculate using derivative instruments. The Company has identified the following derivative instruments:

         FREESTANDING DERIVATIVES: On March 30, 2000 the Company entered into a collar arrangement for a 22-month period whereby the Company will pay if the specified price is above the cap index and the counter-party will pay if the price should fall below the floor index. The hedge defines a range of cash flows bounded by the cap and floor prices. On May 25, 2001 the Company entered into an option arrangement for a 12-month period beginning March 2002 whereby the counter-party will pay should the price fall below the floor index. The Company desires a measure of stability to ensure that cash flows do not fall below a certain level.

         Prior to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS No. 133"), as amended by SFAS No. 137 and 138, these collars were accounted for as cash flow type hedges. Accordingly, the July 1, 2000 transition adjustment resulted in recording a $778,000 liability for the fair value of the collars to accumulated other comprehensive income. Approximately $64,000 of the transition adjustment was recognized in earnings during the three months ended March 31, 2002. The transition adjustment has been completely recognized in earnings. As of October 1, 2000, the Company has documented the March 30, 2000 collars as cash flow hedges. As of July 1, 2001, the Company has documented the May 25, 2001 options as cash flow hedges. During the quarter ended March 31, 2002, the Company recorded a net decrease in net derivative assets of approximately $749,000, which reduced the balance of net derivative assets to $179,000 and which included an earnings charge of approximately $2,000 from ineffectiveness.

         EMBEDDED DERIVATIVES. The Company is party to a volumetric production payment of which certain terms meet the definition of an embedded derivative under SFAS No. 133. Effective July 1, 2000, the Company has determined and documented that the production payment is excluded from the scope of SFAS No. 133 under the normal purchases/sales exclusion as set forth in SFAS 138.

8.       CONDENSED CONSOLIDATING FINANCIAL INFORMATION

         The Company's senior notes are guaranteed by all of the Company's subsidiaries (except for the foreign subsidiaries), all of which are wholly-owned. The guarantees are joint and several, full, complete and unconditional. There are currently no restrictions on the ability of the subsidiary guarantors to transfer funds to the parent company.

         The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. The information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                             MARCH 31, 2002
                                    -----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR          ELIMINATIONS         CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    -----------    ---------------    -------------------    -----------------    -----------------
                                                                            (IN THOUSANDS)
Assets:
    Current assets.........         $  50,402      $   126,529        $         9,441        $        ---         $    186,372
    Net property and
      equipment............            31,147          747,851                 22,198                 ---              801,196
    Goodwill, net..........             3,374          196,192                    721                 ---              200,287
    Deferred costs, net....            12,990              ---                    ---                 ---               12,990
    Intercompany
      receivables..........           565,075              ---                    ---            (565,075)                 ---
    Other assets...........            22,517            8,545                    ---                 ---               31,062
                                    -----------    ---------------    -------------------    -----------------    -----------------

Total assets...............         $ 685,505      $ 1,079,117        $        32,360        $   (565,075)        $  1,231,907
                                    ===========    ===============    ===================    =================    =================

Liabilities and equity:
    Current liabilities....         $  32,340      $    40,954        $         2,994        $        ---         $     76,288
    Long-term debt.........           421,338              ---                    ---                 ---              421,338
    Capital lease
      obligations..........             1,160           14,851                    ---                 ---               16,011
    Intercompany payables..               ---          541,503                 23,572            (565,075)                 ---
    Deferred tax liability.           151,197              ---                    ---                 ---              151,197
    Other long-term
      liabilities..........            10,106           10,751                    ---                 ---               20,857
    Stockholders' equity...            69,364          471,058                  5,794                 ---              546,216
                                    -----------    ---------------    -------------------    -----------------    -----------------

Total liabilities and
    stockholders' equity...         $ 685,505      $ 1,079,117        $        32,360        $   (565,075)        $  1,231,907
                                    ===========    ===============    ===================    =================    =================

                                                                            JUNE 30, 2001
                                    -----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR          ELIMINATIONS         CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    -----------    ---------------    -------------------    -----------------    -----------------
                                                                            (IN THOUSANDS)
Assets:
    Current assets.........         $  10,680      $   165,653        $        29,817        $        ---         $     206,150
    Net property and
      equipment............            21,418          717,989                 54,309                 ---               793,716
    Goodwill, net..........             3,374          184,379                  2,122                 ---               189,875
    Deferred costs, net....            17,624              ---                    ---                 ---                17,624
    Intercompany
      receivables..........           664,592              ---                    ---            (664,592)                  ---
    Other assets...........            15,303            5,616                    ---                 ---                20,919
                                    -----------    ---------------    -------------------    -----------------    -----------------

Total assets...............         $ 732,991      $ 1,073,637        $        86,248        $   (664,592)        $   1,228,284
                                    ===========    ===============    ===================    =================    =================

Liabilities and equity:
    Current liabilities....         $  35,671      $    64,679        $        15,203        $        ---         $     115,553
    Long-term debt.........           470,578              ---                    ---                 ---               470,578
    Capital lease
      obligations..........                90           15,331                    (38)                ---                15,383
    Intercompany payables..               ---          608,764                 55,828            (664,592)                  ---
    Deferred tax liability.           127,400              ---                    ---                 ---               127,400
    Other long-term
      liabilities..........             8,240           14,252                    ---                 ---                22,492
    Stockholders' equity...            91,012          370,611                 15,255                 ---               476,878
                                    ===========    ===============    ===================    =================    =================

Total liabilities and
    stockholders' equity...         $ 732,991      $ 1,073,637        $        86,248        $   (664,592)        $   1,228,284
                                    ===========    ===============    ===================    =================    =================

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                                  THREE MONTHS ENDED MARCH 31, 2002
                                    ----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    -----------    ---------------    -------------------    ----------------    -----------------
                                                                            (IN THOUSANDS)
Revenues...................         $     310      $   165,899        $         4,032        $       ---         $     170,241
Costs and expenses:
    Direct expenses........               ---          122,005                  3,370                ---               125,375
    Depreciation, depletion
      and amortization.....               464           18,811                    614                ---                19,889
    General and
      administrative.......             5,526            7,725                    443                ---                13,694
    Interest...............             9,619              276                    (20)               ---                 9,875
    Argentine foreign
      currency transaction
      loss.................               ---              ---                    ---                ---                   ---
    Other expenses.........               ---              ---                    ---                ---                   ---
                                    -----------    ---------------    -------------------    ----------------    -----------------

Total costs and expenses...            15,609          148,817                  4,407                ---               168,833
                                    ===========    ===============    ===================    ================    =================

Income (loss) before
    income taxes...........           (15,299)          17,082                   (375)               ---                 1,408
Income tax (expense)
    benefit................             8,399           (9,378)                   206                ---                  (773)
                                    -----------    ---------------    -------------------    ----------------    -----------------

Income (loss) before
    extraordinary items....            (6,900)           7,704                   (169)               ---                   635
Extraordinary items, net of
    tax....................            (5,261)             ---                    ---                ---                (5,261)
                                    -----------    ---------------    -------------------    ----------------    -----------------

Net income (loss)..........         $ (12,161)     $     7,704        $          (169)       $       ---         $      (4,626)
                                    ===========    ===============    ===================    ================    =================

                                                                  THREE MONTHS ENDED MARCH 31, 2001
                                    ----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    -----------    ---------------    -------------------    ----------------    -----------------
                                                                            (IN THOUSANDS)
Revenues...................         $     246      $    213,650       $         13,474       $       ---         $    227,370
Costs and expenses:
    Direct expenses........               ---           139,707                 10,001               ---              149,708
    Depreciation, depletion
      and amortization.....               686            17,973                  1,044               ---               19,703
    General and
      administrative.......             5,333            10,368                    893               ---               16,594
    Interest...............            13,060               183                    210               ---               13,453
    Other expenses.........               ---               ---                    ---               ---                  ---
                                    -----------    ---------------    -------------------    ----------------    -----------------

Total costs and expenses...            19,079           168,231                 12,148               ---              199,458
                                    ===========    ===============    ===================    ================    =================

Income (loss) before
    income taxes...........           (18,833)           45,419                  1,326               ---               27,912
Income tax (expense)
    benefit................             6,966           (16,801)                  (490)              ---              (10,325)
                                    -----------    ---------------    -------------------    ----------------    -----------------

Income (loss) before
    extraordinary items....           (11,867)           28,618                    836               ---               17,587
Extraordinary items, net of
    tax....................              (167)              ---                    ---               ---                 (167)
                                    -----------    ---------------    -------------------    ----------------    -----------------

Net income (loss)..........         $ (12,034)     $     28,618       $            836       $       ---         $     17,420
                                    ===========    ===============    ===================    ================    =================

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                                   NINE MONTHS ENDED MARCH 31, 2002
                                    ----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    ------------   ---------------    -------------------    ----------------    -----------------
                                                                            (IN THOUSANDS)

Revenues...................         $   1,134      $   603,656        $         28,025       $       ---         $    632,815
Costs and expenses:
    Direct expenses........               ---          399,486                  22,652               ---              422,138
    Depreciation, depletion
      and amortization.....             1,204           53,534                   2,744               ---               57,482
    General and
      administrative.......            15,448           25,213                   1,952               ---               42,613
    Interest...............            31,711              622                     588               ---               32,921
    Argentine foreign currency
      transaction loss.....               ---              ---                   1,844               ---                1,844
    Other expenses.........               ---              ---                     ---               ---                  ---
                                    ------------   ---------------    -------------------    ----------------    ------------------

Total costs and expenses...            48,363          478,855                  29,780               ---              556,998
                                    ============   ===============    ===================    ================    ==================

Income (loss) before
    income taxes...........           (47,229)         124,801                  (1,755)              ---               75,817
Income tax (expense)
    benefit................            17,951          (47,436)                    667               ---              (28,818)
                                    ------------   ---------------    -------------------    ----------------    ------------------

Income (loss) before
    extraordinary items....           (29,278)          77,365                  (1,088)              ---               46,999
Extraordinary items, net of
    tax....................            (2,990)             ---                     ---               ---               (2,990)
                                    ------------   ---------------    -------------------    ----------------    ------------------

Net income (loss)..........         $ (32,268)     $    77,365        $         (1,088)      $       ---               44,009
                                    ============   ===============    ===================    ================    ==================

                                                                   NINE MONTHS ENDED MARCH 31, 2001
                                    -----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    ------------   ---------------    -------------------    ----------------    ------------------
                                                                            (IN THOUSANDS)

Revenues...................         $   1,821      $   581,126        $         40,013       $       ---         $    622,960
Costs and expenses:
    Direct expenses........               ---          391,239                  30,286               ---              421,525
    Depreciation, depletion
      and amortization.....             1,463           51,668                   3,029               ---               56,160
    General and
      administrative.......            12,538           27,798                   2,590               ---               42,926
    Interest...............            42,649              977                     519               ---               44,145
    Other expenses.........               ---              ---                     ---               ---                  ---
                                    ------------   ---------------    -------------------    ----------------    ------------------

Total costs and expenses...            56,650          471,682                  36,424               ---              564,756
                                    ============   ===============    ===================    ================    ==================

Income (loss) before
    income taxes...........           (54,829)         109,444                   3,589               ---               58,204
Income tax (expense)
    benefit................            20,736          (41,392)                 (1,357)              ---              (22,013)
                                    ------------   ---------------    -------------------    ----------------    ------------------

Income (loss) before
    extraordinary items....           (34,093)          68,052                   2,232               ---               36,191
Extraordinary items, net of
    tax....................             1,098              ---                     ---               ---                1,098
                                    ------------   ---------------    -------------------    ----------------    ------------------

Net income (loss)..........         $ (32,995)     $    68,052        $          2,232       $       ---               37,289
                                    ============   ===============    ===================    ================    ==================

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                  THREE MONTHS ENDED MARCH 31, 2002
                                    -----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    ------------   ---------------    -------------------    ----------------    ------------------
                                                                            (IN THOUSANDS)
Net cash provided by
    operating activities...         $  11,408      $    16,179        $         2,299        $        ---        $      29,886
Net cash used in investing
    activities.............           (11,062)         (12,781)                (2,565)                ---              (26,408)
Net cash provided by (used in)
    financing activities...            34,111           (2,511)                   ---                 ---               31,600
Effect of exchange rate
    changes on cash........               ---              ---                    (77)                ---                  (77)
                                    ------------   ---------------    -------------------    ----------------    ------------------

Net increase (decrease) in
    cash...................            34,457              887                   (343)                ---               35,001
Cash at beginning of
    period.................             2,507            3,776                  1,683                 ---                7,966
                                    ------------   ---------------    -------------------    ----------------    ------------------

Cash at end of period......         $  36,964      $     4,663        $         1,340        $        ---        $      42,967
                                    ============   ===============    ===================    ================    ==================

                                                                  THREE MONTHS ENDED MARCH 31, 2001
                                    -----------------------------------------------------------------------------------------------
                                      PARENT          GUARANTOR          NON-GUARANTOR         ELIMINATIONS        CONSOLIDATED
                                      COMPANY       SUBSIDIARIES         SUBSIDIARIES
                                    ------------   ---------------    -------------------    ----------------    ------------------
                                                                            (IN THOUSANDS)
Net cash provided by
    operating activities...         $  10,819      $    22,173        $         3,693        $        ---        $      36,685
Net cash used in investing
    activities.............            (5,226)         (15,678)                (2,416)                ---              (23,320)
Net cash used in financing
    activities.............           (11,462)          (1,513)                   (14)                ---              (12,989)
                                    ------------   ---------------    -------------------    ----------------    ------------------
Net increase (decrease) in
    cash...................            (5,869)           4,982                  1,263                 ---                  376
Cash at beginning of
    period.................             7,477           (6,387)                   829                 ---                1,919
                                    ------------   ---------------    -------------------    ----------------    ------------------

Cash at end of period......         $   1,608      $    (1,405)       $         2,092        $        ---        $       2,295
                                    ============   ===============    ===================    ================    ==================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                 NINE MONTHS ENDED MARCH 31, 2002
                                -------------------------------------------------------------------------------------------------
                                  PARENT           GUARANTOR           NON-GUARANTOR
                                  COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                ------------    ----------------    --------------------    -----------------    ----------------
                                                                          (IN THOUSANDS)
Net cash provided by
    operating activities...     $  66,569       $    63,064         $         3,070         $        ---         $     132,703
Net cash used in investing
    activities.............       (23,443)          (49,009)                 (3,904)                 ---               (76,356)
Net cash used in financing
    activities.............        (7,809)           (7,387)                    (13)                 ---               (15,209)
Effect of exchange rate
    changes on cash........           ---               ---                    (269)                                      (269)
                                ------------    ----------------    --------------------    -----------------    ----------------
Net increase (decrease) in
    cash...................        35,317             6,668                  (1,116)                 ---                40,869
Cash at beginning of
    period.................         1,647            (2,005)                  2,456                  ---                 2,098
                                ------------    ----------------    --------------------    -----------------    ----------------

Cash at end of period......     $  36,964       $    (4,663)        $         1,340         $        ---         $      42,967
                                ============    ================    ====================    =================    ================


                                                                  NINE MONTHS ENDED MARCH 31, 2001
                                 -------------------------------------------------------------------------------------------------
                                   PARENT           GUARANTOR           NON-GUARANTOR
                                   COMPANY        SUBSIDIARIES          SUBSIDIARIES           ELIMINATIONS         CONSOLIDATED
                                 ------------    ----------------    --------------------    -----------------    ----------------
                                                                           (IN THOUSANDS)
Net cash provided by (used in)
    operating activities......   $  32,208       $    42,097         $          7,845        $        ---         $      82,150
Net cash provided by (used in)
    investing activities......     (13,132)          (36,432)                  (5,665)                ---               (55,229)
Net cash provided by (used in)
    financing activities......    (128,634)           (5,824)                     (41)                ---              (134,499)
                                 ------------    ----------------    --------------------    -----------------    ----------------

Net increase (decrease) in
    cash......................    (109,558)             (159)                   2,139                 ---              (107,578)
Cash at beginning of period...     111,166            (1,246)                     (47)                ---               109,873
                                 ------------    ----------------    --------------------    -----------------    ----------------

Cash at end of period.........   $   1,608       $    (1,405)        $          2,092        $        ---         $       2,295
                                 ============    ================    ====================    =================    ================

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


9.       GOODWILL AND OTHER INTANGIBLE ASSETS - ADOPTION OF SFAS 142

         The Company has adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on July 1, 2001. SFAS 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. The Company completed its assessment of goodwill impairment during the three months ended December 31, 2001, as allowed by SFAS 142. The assessment did not result in an indication of goodwill impairment.

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


         Intangible assets subject to amortization under SFAS 142 consist of noncompete agreements. Amortization expense is calculated using the straight-line method over the period of the agreement, ranging from 3 to 5 years.

         The gross carrying amount of noncompete agreements subject to amortization totaled approximately $11,163,000 and $8,099,000 at March 31, 2002 and June 30, 2001, respectively. Accumulated amortization related to these intangible assets totaled approximately $5,404,000 and $4,953,000 at March 31, 2002 and June 30, 2001, respectively. Amortization expense for the three months ended March 31, 2002 and 2001 was approximately $415,000 and $379,000, respectively. Amortization expense for the nine months ended March 31, 2002 and 2001 was approximately $1,185,000 and $1,107,000, respectively. Amortization expense for the next five succeeding fiscal years is estimated to be $1,990,000, $1,048,000, $841,000, $793,000 and $443,000.

         The Company has identified its reporting segments to be well servicing and contract drilling. Goodwill allocated to such reporting segments at March 31, 2002 is $186,175,000 and $14,112,000, respectively. The change in the carrying amount of goodwill for the three and nine months ended March 31, 2002 of $7,070,000 and $10,412,000, respectively, relates principally to goodwill from well servicing assets acquired during the period and the translation adjustment for Argentina.

The effect of the adoption of SFAS 142 on net income and earnings per share is as follows:

                                                               THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                  DECEMBER 31,                    DECEMBER 31,
                                                              2002          2001               2002          2001
                                                           ------------ --------------     ------------- ------------
                                                             (IN THOUSANDS, EXCEPT           (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)                 PER SHARE DATA)
Reported net income before extraordinary gain (loss).      $     635       $  17,587       $  46,999      $  36,191
Add back:  goodwill amortization.....................            ---           2,333             ---          6,989
                                                           ------------    -----------     -----------    ------------
Adjusted net income before extraordinary gain (loss).            635          19,920          46,999         43,180
Extraordinary gain (loss), net of tax................         (5,261)           (167)         (2,990)         1,098
                                                           ------------    -----------     -----------    ------------
Adjusted net income (loss)...........................      $  (4,626)      $  19,753       $  44,009      $  44,278
                                                           ============    ===========     ===========    ============

BASIC EARNINGS (LOSS) PER SHARE:
Reported net income before extraordinary gain (loss).      $    0.01       $    0.18       $    0.45      $    0.37
Add back:  goodwill amortization.....................            ---            0.02             ---           0.07
                                                           ------------    -----------     -----------    ------------
Adjusted net income before extraordinary gain (loss).      $    0.01       $    0.20       $    0.45      $    0.44
Extraordinary gain (loss), net of tax................         (0.05)             ---          (0.03)           0.01
                                                           ------------    -----------     -----------    ------------
Adjusted net income (loss)...........................      $  (0.04)       $    0.20       $    0.42      $    0.45
                                                           ============    ===========     ===========    ============

DILUTED EARNINGS (LOSS) PER SHARE:
Reported net income before extraordinary gain (loss).      $    0.01       $    0.17       $    0.44      $    0.36
Add back:  goodwill amortization.....................            ---            0.02             ---           0.07
                                                           ------------    -----------     -----------    ------------
Adjusted net income before extraordinary gain (loss).      $    0.01       $    0.19       $    0.44      $    0.43
Extraordinary gain (loss), net of tax................         (0.05)             ---          (0.03)           0.01
                                                           ------------    -----------     -----------    ------------
Adjusted net income (loss)...........................      $  (0.04)       $    0.19       $    0.41      $    0.44
                                                           ============    ===========     ===========    ============

                            KEY ENERGY SERVICES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999


10.      ARGENTINA FOREIGN CURRENCY TRANSACTION LOSS

         The local currency is the functional currency for all of the Company's foreign operations (Argentina and Canada). The cumulative translation gains and losses, resulting from translating each foreign subsidiary's financial statements from the functional currency to U.S. dollars are included in other comprehensive income and accumulated in stockholders' equity until a partial or complete sale or liquidation of the Company's net investment in the foreign entity.

         Since 1991, the Argentine peso has been tied to the U.S. dollar at a conversion ratio of 1:1. However, in December 2001, the Government of Argentina announced an exchange holiday and, as a result, Argentine pesos could not be exchanged into other currencies at December 31, 2001. On January 5 and 6, 2002, the Argentine Congress and Senate gave the President of Argentina emergency powers and the ability to suspend the law that created the fixed conversion ratio of 1:1. The Government subsequently announced the creation of a dual currency system in which certain qualifying transactions will be settled at an expected fixed conversion ratio of 1.4:1 while all other transactions will be settled using a free floating market conversion ratio. Under existing guidance, dividends would not receive the fixed conversion ratio. On January 11, 2002, the exchange holiday was lifted, making it possible again to buy and sell Argentine pesos. Banks were legally allowed to exchange currencies, but transactions were limited and generally took place at exchange houses. These transactions were conducted primarily by individuals as opposed to commercial transactions, and occurred at free conversion ratios ranging between 1.6:1 and 1.7:1.

         Due to the events described above, which resulted in the temporary lack of exchangeability of the two currencies at December 31, 2001, the Company has translated the assets and liabilities of its Argentine subsidiary at December 31, 2001 using a conversion ratio of 1.6:1, which management believes is indicative of the free floating conversion ratio when the currency market re-opened on January 11, 2002. As a result, a foreign currency translation loss of approximately $24.2 million is included in other comprehensive income, a component of stockholders' equity, in the accompanying December 31, 2001 consolidated balance sheet. Since the 1:1 conversion ratio was in existence prior to December 2001, income statement and cash flows information has been translated using the historical 1:1 conversion ratio.

         Additionally, the Argentine government has indicated that as part of its monetary policy changes, it will re-denominate certain consumer loans from U.S. dollar-denominated to Argentine peso-denominated. As a result, the Company recorded a foreign currency transaction loss of $1.8 million in the three months ended December 31, 2001 related to accounts receivable subject to certain U.S. dollar-denominated contracts held by its Argentine subsidiary which are subject to re-denomination. These receivables are subject to additional negotiation with the Company's customers which may result in recovery of a portion of this loss.




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